Filed Pursuant to Rule 424(b)(3)

Registration No. 333-139332

Prospectus Supplement

INTERESTS IN

TEMPO BANK EMPLOYEES’ SAVINGS AND PROFIT-SHARING PLAN AND TRUST

AND OFFERING OF 81,559 SHARES OF

SUGAR CREEK FINANCIAL CORP.

COMMON STOCK ($.01 PAR VALUE)

This prospectus supplement relates to the offer and sale to participants in the Tempo Bank Employees’ Savings and Profit-Sharing Plan and Trust (the “401(k) Plan”) of participation interests and shares of common stock of Sugar Creek Financial Corp.

401(k) Plan participants may direct Bank of New York, the trustee for the Sugar Creek Financial Corp. Stock Fund, to use their current account balances to subscribe for and purchase shares of Sugar Creek Financial Corp. common stock through the Sugar Creek Financial Corp. Stock Fund. Based upon the value of the 401(k) Plan assets as of December 7, 2006, the Sugar Creek Financial Corp. Stock Fund trustee may purchase up to 81,559 shares of Sugar Creek Financial Corp. common stock, assuming a purchase price of $10.00 per share. This prospectus supplement relates to the election of 401(k) Plan participants to direct the trustee to invest all or a portion of their 401(k) Plan accounts in Sugar Creek Financial Corp. common stock.

The prospectus dated February 12, 2007 of Sugar Creek Financial Corp., which we have attached to this prospectus supplement, includes detailed information regarding the reorganization of Tempo Bank into the mutual holding company form of ownership and the offering of Sugar Creek Financial Corp. common stock, and the financial condition, results of operations and business of Tempo Bank. This prospectus supplement provides information regarding the 401(k) Plan. You should read this prospectus supplement together with the prospectus and keep both for future reference.

Please refer to “Risk Factors” beginning on page 14 of the prospectus.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, the Federal

Deposit Insurance Corporation, nor any other state or federal agency or any state securities commission, has approved or disapproved these securities. Any representation to the contrary is a criminal offense.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal

Deposit Insurance Corporation or any other government agency.

This prospectus supplement may be used only in connection with offers and sales by Sugar Creek Financial Corp. of interests or shares of common stock under the 401(k) Plan to employees of Tempo Bank. No one may use this prospectus supplement to reoffer or resell interests or shares of common stock acquired through the 401(k) Plan.

You should rely only on the information contained in this prospectus supplement and the attached prospectus. Sugar Creek Financial Corp., Tempo Bank and the 401(k) Plan have not authorized anyone to provide you with information that is different.

This prospectus supplement does not constitute an offer to sell or solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. Neither the delivery of this prospectus supplement and the prospectus nor any sale of common stock shall under any circumstances imply that there has been no change in the affairs of Tempo Bank or the 401(k) Plan since the date of this prospectus supplement, or that the information contained in this prospectus supplement or incorporated by reference is correct as of any time after the date of this prospectus supplement.

The date of this Prospectus Supplement is February 12, 2007.

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THE OFFERING

Securities Offered

The securities offered in connection with this prospectus supplement are participation interests in the 401(k) Plan. Assuming a purchase price of $10.00 per share, the trustee may acquire up to 81,559 shares of Sugar Creek Financial Corp. common stock for the Sugar Creek Financial Corp. Stock Fund. The interests offered under this prospectus supplement are conditioned on the completion of the reorganization of Tempo Bank. Your investment in the Sugar Creek Financial Corp. Stock Fund in connection with the reorganization of Tempo Bank is also governed by the purchase priorities contained in the plan of reorganization. See the “Limitations on Purchases of Shares” section of the prospectus attached to this prospectus supplement for a discussion of the purchase priorities contained in the plan of reorganization.

This prospectus supplement contains information regarding the 401(k) Plan. The attached prospectus contains information regarding the reorganization of Tempo Bank and the financial condition, results of operations and business of Tempo Bank. The address of the principal executive office of Tempo Bank is 28 West Broadway, Trenton, Illinois 62293. The telephone number of Tempo Bank is (618) 224-9228.

Election to Purchase Sugar Creek Financial Corp. Common Stock in the Reorganization

In connection with the reorganization of Tempo Bank, the 401(k) Plan will permit you to direct the trustee to transfer all or part of the funds which represent your current beneficial interest in the assets of the 401(k) Plan to the Sugar Creek Financial Corp. Stock Fund. The trustee of the Stock Fund will subscribe for Sugar Creek Financial Corp. common stock offered for sale in connection with the reorganization. If there is not enough common stock in the reorganization to fill all subscriptions, the common stock will be apportioned and the trustee for the 401(k) Plan may not be able to purchase all of the common stock you requested. In such a case, the trustee may purchase shares in the open market, on your behalf, after the reorganization to fulfill your initial request, if you so elect. Such purchases may be at prices higher or lower than the initial public offering price of $10.00 per share.

As a 401(k) Plan participant, you may direct a transfer of funds to the Sugar Creek Financial Corp. Stock Fund. However, as mentioned above, your transfer directions are subject to subscription rights and purchase priorities. Your order for shares in the stock offering will be filled based on your purchase priority in the offering. Tempo Bank has granted subscription rights to the following persons in the following order of priority: (1) persons with $50.00 or more on deposit at Tempo Bank as of September 30, 2005; (2) the Tempo Bank employee stock ownership plan; (3) persons with $50.00 or more on deposit at Tempo Bank as of December 31, 2006; and (4) depositors of Tempo Bank as of January 31, 2007 and borrowers of Tempo Bank as of September 19, 1989, whose loans continue to be outstanding as of January 31, 2007, who are ineligible to subscribe under categories (1) and (3), above. No individual may purchase more than $100,000 of Sugar Creek Financial Corp. common stock in the offering, and no individual, no individual together with any associates, and no group of persons acting in concert, may purchase more than $100,000 of Sugar Creek Financial Corp. common stock in the offering. If you fall into one of the above subscription offering categories, you have subscription rights to purchase shares of common stock in the offering and you may use funds in your 401(k) Plan account to purchase shares of Sugar Creek Financial Corp. common stock.

In addition to using funds allocated to your 401(k) Plan accounts, you may also purchase Sugar Creek Financial Corp. common stock in the offering using other funds. You have received or soon will receive stock offering materials in the mail, including a Stock Order Form. If you choose to place an order

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for stock in the offering using funds other than those in your 401(k) Plan accounts, you must complete and submit a separate Stock Order Form to the location and by the deadline indicated on that form.

Value of Participation Interests

As of December 7, 2006, the market value of the assets of the 401(k) Plan equaled approximately $815,598. Tempo Bank has informed each participant of the value of his or her beneficial interest in the 401(k) Plan as of December 31, 2006. The value of 401(k) Plan assets represents past contributions to the 401(k) Plan on your behalf, plus or minus earnings or losses on the contributions, less previous withdrawals and loans.

Method of Directing Transfer

Enclosed with this prospectus supplement is a form for you to direct a transfer to the Sugar Creek Financial Corp. Stock Fund (the “Change of Investment Allocation Form”). If you wish to transfer all, or part, in multiples of not less than 1%, of your beneficial interest in the assets of the 401(k) Plan to the Sugar Creek Financial Corp. Stock Fund, you should complete the Change of Investment Allocation Form. If you do not wish to make such an election at this time, you do not need to take any action. The minimum investment in the Sugar Creek Financial Corp. Stock Fund during the initial public offering is $250.

Time for Directing Transfer

The deadline for submitting the Change of Investment Allocation Form with your directions to transfer amounts from your other investment funds to the Sugar Creek Financial Corp. Stock Fund in connection with the reorganization is Tuesday, March 13, 2007. You should return the Investment Form to Phyllis Brown by 4:00 p.m. on March 13, 2007.

Irrevocability of Transfer Direction

Once you submit your Change of Investment Allocation Form to transfer amounts from your other investment funds to the Sugar Creek Financial Corp. Stock Fund, you cannot change your investment direction prior to the completion of the reorganization and stock offering. You may be able to change your investments in other investment funds under the 401(k) Plan, subject to the terms of the 401(k) Plan and any “blackout” notices to the contrary that you receive from the Plan Administrator. Following the closing of the stock offering and your initial purchase of shares in the Sugar Creek Financial Corp. Stock Fund, you may direct the investment of additional funds into the Sugar Creek Financial Corp. Stock Fund, subject to the terms and requirements of the 401(k) Plan.

Purchase Price of Sugar Creek Financial Corp. Common Stock

The trustee will use the funds transferred to the Sugar Creek Financial Corp. Stock Fund to purchase shares of Sugar Creek Financial Corp. common stock in the reorganization. The trustee will pay the same price for shares of Sugar Creek Financial Corp. common stock, $10.00 per share, as all other persons who purchase shares of Sugar Creek Financial Corp. common stock in the offering. If there is not enough common stock in the offering to fill all subscriptions, the common stock will be apportioned and the trustee for the 401(k) Plan may not be able to purchase all of the common stock you requested. In such a case, you may direct the trustee to purchase shares on your behalf after the reorganization in the open market, to fulfill your initial request. Such purchases may be at prices higher or lower than the reorganization offering price.

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Nature of a Participant’s Interest in Sugar Creek Financial Corp. Common Stock

Bank of New York, the 401(k) Plan trustee, will hold Sugar Creek Financial Corp. common stock in the name of the 401(k) Plan. The trustee will credit shares of common stock acquired at your direction to your account under the 401(k) Plan. Therefore, the investment designations of other 401(k) Plan participants will not affect the earnings of your Stock Fund account.

Voting and Tender Rights of Sugar Creek Financial Corp. Common Stock

The 401(k) Plan trustee generally will exercise voting and tender rights attributable to all Sugar Creek Financial Corp. common stock held by the Sugar Creek Financial Corp. Stock Fund, as directed by participants with interests in the Sugar Creek Financial Corp. Stock Fund. With respect to each matter as to which holders of Sugar Creek Financial Corp. common stock have a right to vote, you will be given voting instruction rights reflecting your proportionate interest in the Sugar Creek Financial Corp. Stock Fund. The number of shares of Sugar Creek Financial Corp. common stock held in the Sugar Creek Financial Corp. Stock Fund that are voted for and against each matter will be proportionate to the number of voting instruction rights exercised by participants. If there is a tender offer for Sugar Creek Financial Corp. common stock, the 401(k) Plan provides that each participant will be allotted a number of tender instruction rights reflecting the participant’s proportionate interest in the Sugar Creek Financial Corp. Stock Fund. The percentage of shares of Sugar Creek Financial Corp. common stock held in the Sugar Creek Financial Corp. Stock Fund that will be tendered will be the same as the percentage of the total number of tender instruction rights that are exercised in favor of the tender offer. The remaining shares of Sugar Creek Financial Corp. common stock held in the Sugar Creek Financial Corp. Stock Fund will not be tendered. The 401(k) Plan makes provisions for participants to exercise their voting instruction rights and tender instruction rights on a confidential basis.

DESCRIPTION OF THE 401(K) PLAN

Introduction

On January 1, 1994, Tempo Bank began participation in the Financial Institutions Thrift Plan. Effective February 6, 2007, Tempo Bank withdrew from the Financial Institutions Thrift Plan and simultaneously adopted the 401(k) Plan in order to include the Sugar Creek Financial Corp. Stock Fund as an investment alternative. Tempo Bank intends for the 401(k) Plan to comply, in form and in operation, with all applicable provisions of the Internal Revenue Code of 1986, as amended, and the Employee Retirement Income Security Act of 1974, as amended, or “ERISA.” Tempo Bank may change the 401(k) Plan from time to time in the future to ensure continued compliance with these laws. Tempo Bank may also amend the 401(k) Plan from time to time in the future to add, modify, or eliminate certain features of the 401(k) Plan, as it sees fit. As a 401(k) Plan governed by ERISA, federal law provides you with various rights and protections as a 401(k) Plan participant. Although the 401(k) Plan is governed by many of the provisions of ERISA, the Pension Benefit Guaranty Corporation does not guarantee your benefits under the 401(k) Plan.

Reference to Full Text of the 401(k) Plan. The following portions of this prospectus supplement provide an overview of the material provisions of the 401(k) Plan. Tempo Bank qualifies this overview in its entirety, however, by reference to the full text of the 401(k) Plan. You may obtain copies of the full 401(k) Plan document by contacting Phyllis Brown at Tempo Bank. You should carefully read the full text of the 401(k) Plan document to understand your rights and obligations under the 401(k) Plan.

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Eligibility and Participation

Eligible employees of Tempo Bank may participate in the 401(k) Plan as of the first day of the month coinciding with or following their satisfaction of the 401(k) Plan participation requirements. Generally, employees may participate in the 401(k) Plan upon their completion of one year of employment.

As of December 7, 2006, 18 of the 20 employees of Tempo Bank participated in the 401(k) Plan.

Contributions Under the 401(k) Plan

401(k) Plan Participant Contributions. Subject to certain Internal Revenue Code limitations discussed below, the 401(k) Plan permits each participant to contribute up to 20% of their annual compensation to the 401(k) Plan. Participants may change their rate of contribution with respect to pre-tax deferrals once each pay period.

Tempo Bank Contributions. The 401(k) Plan provides that Tempo Bank may make matching contributions. Tempo Bank currently matches 100% of each participant’s deferrals up to 4% of compensation.

Limitations on Contributions

Limitations on Employee Salary Deferrals. Although the 401(k) Plan permits you to defer up to 20% of your compensation, by law your total deferrals under the 401(k) Plan, together with similar plans, may not exceed $15,500 for 2007. Employees who are age 50 and over may make additional “catch-up” contributions to the 401(k) Plan, up to $5,000 for 2007. (The Internal Revenue Service will periodically increase these annual limitations.) Contributions in excess of these limitations, or “excess deferrals,” will be included in an affected participant’s gross income for federal income tax purposes in the year the contributions are made, provided they are distributed to the Participant no later than the first April 15th following the close of the taxable year in which the excess deferrals were made. Excess deferrals distributed after that date will be treated, for federal income tax purposes, as earned and received by the participant in the taxable year of the distribution.

Limitations on Annual Additions and Benefits. Under the requirements of the Internal Revenue Code, the 401(k) Plan provides that the total amount of contributions and forfeitures (i.e., annual additions) credited to a participant during any year under all defined contribution plans of Tempo Bank (including the 401(k) Plan and the proposed Tempo Bank Employee Stock Ownership Plan) may not exceed the lesser of 100% of the participant’s compensation, or $45,000 for 2007.

Limitations on 401(k) Plan Contributions for Highly Compensated Employees. Special provisions of the Internal Revenue Code limit the amount of salary deferrals and matching contributions that may be made to the 401(k) Plan in any year on behalf of highly compensated employees in relation to the amount of deferrals and matching contributions made by or on behalf of all other employees eligible to participate in the 401(k) Plan. If contributions exceed these limitations, the 401(k) Plan must adjust the contribution levels for highly compensated employees.

In general, a highly compensated employee includes any employee who (1) was a five percent owner of the sponsoring employer at any time during the year or the preceding year, or (2) had compensation for the preceding year in excess of $100,000 and, if the sponsoring employer so elects, was in the top 20% of

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employees by compensation for such year. These dollar amounts may be adjusted periodically by the Internal Revenue Service.

Top-Heavy Plan Requirements. If the 401(k) Plan is a Top-Heavy Plan for any calendar year, Tempo Bank may be required to make certain minimum contributions to the 401(k) Plan on behalf of non-key employees. In general, the 401(k) Plan will be treated as a “Top-Heavy Plan” for any calendar year if, as of the last day of the preceding calendar year, the aggregate balance of the accounts of participants who are Key Employees exceeds 60% of the aggregate balance of the accounts of all participants. A Key Employee generally includes any employee who, at any time during the calendar year or any of the four preceding years, is:

(1)	an officer of Tempo Bank whose annual compensation exceeds $145,000 and who serves in an administrative or policy making capacity;

(2)	a 5% owner, meaning an employee who owns more than 5% of the outstanding stock of Sugar Creek Financial Corp., or who owns stock that possesses more than 5% of the total combined voting power or all stock of Sugar Creek Financial Corp.; or

(3)	a 1% owner, meaning an employee who owns more than 1% of the outstanding stock of Sugar Creek Financial Corp. or who owns stock that possesses more than 1% of the combined voting power of the total stock of Sugar Creek Financial Corp. and whose annual compensation exceeds $150,000.

The foregoing dollar amounts are for 2007.

401(k) Plan Investments

Investment of Contributions. Contributions to the former Financial Institutions Thrift Plan and the 401(k) Plan are invested in the funds described below. The annual percentage return on these funds (net of fees) for the prior three years was:

Effective May 1, 2006, the 401(k) Plan changed certain investment choices available under the 401(k) Plan. The 401(k) Plan currently offers the investment choices described below. The annual percentage return on these funds (net of fees) for the prior three years was:

Fund Name	2006	2005	2004
Income Plus Asset Allocation Fund 100	7.6%	4.9%	6.6%
Growth & Income Asset Allocation Fund 110	11.5%	5.7%	9.9%
Growth Asset Allocation Fund 120	15.5%	6.7%	12.8%
Short Term Investment Fund 200 (Money Market)	5.1%	2.9%	1.1%
Stable Value Fund 210	4.6%	3.7%	3.6%
Long Treasury Index Fund 300 (Government Bond)	1.8%	7.1%	8.4%
Aggregate Bond Index Fund 310*	4.4%	5.1%	N/	A
S&P 500 Stock Fund 400	15.8%	4.4%	10.3%
S&P 500/Value Stock Fund 410	20.6%	5.3%	15.1%
S&P 500/Growth Stock Fund 420	11.3%	3.5%	5.5%
S&P 500/MidCap Stock Fund 500	10.4%	12.0%	16.1%
Russell 2000 Stock Fund 510	18.2%	4.2%	17.7%
Nasdaq 100 Stock Fund 520	6.9%	1.0%	9.9%
US REIT Index Fund 530	35.8%	11.9%	*
International Stock Fund 600	26.4%	13.0%	19.7%

*	Fund first offered on January 1, 2005.

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The following is a brief description of the above funds.

Pentegra Fund 100—Income Plus Asset Allocation Fund. Invests in a diversified portfolio of approximately 75% U.S. bonds, money market instruments and stable value instruments, and 25% in U.S. and international stocks selected from major indices. Intended for short-to medium-term investors seeking lower-risk portfolio diversified investments with the potential for some capital appreciation over time.

Pentegra Fund 110—Growth & Income Asset Allocation Fund. Invests in a diversified portfolio of approximately 55% U.S. and international stocks, with the remaining 45% held in U.S. fixed income and stable value investments. Intended for long-term investors seeking a moderate total portfolio solution with the potential for moderate capital appreciation over time.

Pentegra Fund 120—Growth Asset Allocation Fund. Invests primarily in stocks (85%), divided between U.S. stocks and international stocks, with the remaining 15% target allocation invested in fixed income and stable value instruments. Intended for long-term investors who can withstand the potential risk for short-term price swings while seeking a potential high return total portfolio solution over time.

Pentegra Fund 200—Short Term Investment Fund. Invests in high-quality money market securities and other short-term debt instruments. Most of the investments in the fund may have a range of maturity from overnight to 90 days; however, 20% of the value of the fund may be invested in assets with a maturity date in excess of 90 days, but not to exceed 13 months. All securities are required to meet strict guidelines for credit quality and must be rated at least A1 by Standard & Poor’s and P1 by Moody’s Investor Service. Intended for short-term investors seeking current income while preserving the value of their investment principal.

Pentegra Fund 210—Stable Value Fund. Invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products. The Stable Value Fund seeks to preserve the principal amount of your contributions while maintaining a rate of return comparable to other fixed income instruments. Intended for short-term investors seeking to preserve the value of their investment and achieve a stable return.

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Pentegra Fund 300—Long Treasury Index Fund. Invests primarily in U.S. Treasury securities with a maturity of 10 years or longer. Seeks to track the investment returns of the Lehman Brothers Long Treasury Bond Index. As a bond fund, this fund is intended for short to medium term investors seeking to generate income and add stability of principal to their portfolios.

Pentegra Fund 400—S&P 500 Stock Fund. Invests in most or all of the same stocks held in the S&P 500 Index. Seeks to track the investment returns of the S&P 500 Index. This fund may be appropriate if investors have a medium to longer time frame and are willing to ride out stock market fluctuations in the short term in exchange for the potential for high long-term returns. Intended for investors seeking to capture the earnings and growth potential of large U.S. companies.

Pentegra Fund 410—S&P 500/Value Stock Fund. Invests in a portfolio of stocks of large established U.S. companies and seeks to track the investment returns of the S&P/Citigroup Value Index. Intended for long-term investors seeking a diversified portfolio of large-capitalization value stocks.

Pentegra Fund 420—S&P 500/Growth Stock Fund. Invests in a portfolio of large-capitalization growth stocks. Seeks to track the investment returns of the S&P/Citigroup Growth Index. Intended for long-term investors seeking a diversified portfolio of large-capitalization growth stocks.

Pentegra Fund 500—S&P MidCap Stock Fund. Invests in most or all of the same stocks that make up the S&P MidCap 400 Index. Seeks to track the investment returns of the S&P MidCap 400 Index. Intended for long-term investors seeking high returns that reflect the growth potential of mid-sized U.S. companies.

Pentegra Fund 510—Russell 2000 Stock Fund. Invests in a broad range of small-capitalization U.S. companies. Seeks to track the investment returns of the Russell 2000 Index. Intended for long-term investors seeking the potential of high returns from investing in smaller U.S. companies.

Pentegra Fund 520—NASDAQ 100 Stock Fund. Invests in most or all of the same stocks held in the Nasdaq 100 Index. Seeks to track the performance of the Nasdaq 100 Index. Intended for long-term investors seeking to capture the growth potential of the 100 largest domestic and international and most actively traded nonfinancial companies on the Nasdaq Stock Market.

Pentegra Fund 530—US REIT Index Fund. Invests primarily in equity shares of real estate investment trusts (REITS). REITS invest in loans secured by real estate and invest directly in real estate properties such as apartments, office buildings, and shopping malls. The fund seeks to match the performance of the Dow Jones/Wilshire REIT Index. Intended for medium to long-term investors seeking a high level of dividend income and long-term appreciation of capital.

Pentegra Fund 600—International Stock Fund. Invests in a diversified portfolio of approximately 1,000 foreign stocks representing established companies in approximately 21 countries outside North and South America. The fund seeks to match the performance of the Morgan Stanley Capital International, Europe, Australia, Far East (MSCI EAFE) Index. Intended for long-term investors seeking to capture high returns and diversification by investing in a broad range of foreign stocks and seeking to further diversify a portfolio of U.S. securities.

The 401(k) Plan now offers the Sugar Creek Financial Corp. Stock Fund as an additional choice to the investment alternatives described above. The Sugar Creek Financial Corp. Stock Fund invests primarily in the common stock of Sugar Creek Financial Corp. Participants in the 401(k) Plan may invest all or a portion of their 401(k) Plan account balances in Sugar Creek Financial Corp. common stock.

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The Sugar Creek Financial Corp. Stock Fund consists of investments in the common stock of Sugar Creek Financial Corp. made on the effective date of the reorganization. After the reorganization of Tempo Bank, the trustee of the 401(k) Plan will, to the extent practicable, use all amounts held by it in the Sugar Creek Financial Corp. Stock Fund, including cash dividends paid on the common stock held in the Stock Fund, to purchase shares of common stock of Sugar Creek Financial Corp. Plan participants who invest in the Stock Fund may also direct the Stock Fund Trustee how to vote the shares of Sugar Creek Financial Corp. common stock credited to their accounts.

As of the date of this prospectus supplement, none of the shares of Sugar Creek Financial Corp. common stock have been issued or are outstanding, and there is no established market for Sugar Creek Financial Corp. common stock. Accordingly, there is no record of the historical performance of the Sugar Creek Financial Corp. Stock Fund. The performance of the Sugar Creek Financial Corp. Stock Fund will depend on a number of factors, including the financial condition and profitability of Sugar Creek Financial Corp. and Tempo Bank and general market conditions for Sugar Creek Financial Corp. common stock.

Benefits Under the 401(k) Plan

Vesting. 401(k) Plan participants are 100% vested in their elective salary deferrals. Employer contributions to the 401(k) Plan vest at the rate of 100% upon the completion of three years of service; employer contributions are 0% vested prior to completion of three years of service.

Withdrawals and Distributions From the 401(k) Plan

Withdrawals Before Termination of Employment. You may receive in-service distributions from the 401(k) Plan under limited circumstances in the form of hardship distributions and loans. In order to qualify for a hardship withdrawal, you must have an immediate and substantial need to meet certain expenses and have no other reasonably available resources to meet the financial need. If you qualify for a hardship distribution, the 401(k) Plan trustee will make the distribution proportionately from the investment funds in which you have invested your account balances. Participants and beneficiaries are also eligible for 401(k) Plan loans, subject to the procedures and requirements established by the Plan Administrator. You may obtain additional information from Phyllis Brown at Tempo Bank.

Distribution Upon Retirement or Disability. Upon retirement or disability, you may receive a lump sum payment or lifetime annual installment payments from the 401(k) Plan equal to the value of your account.

Distribution Upon Death. If you die before your benefits are paid from the 401(k) Plan, your benefits will be paid to your surviving spouse or beneficiary under one or more of the forms available under the 401(k) Plan.

Distribution Upon Termination for any Other Reason. If you terminate employment for any reason other than retirement, disability or death and your account balance exceeds $500, the trustee will make your distribution on your normal retirement date, unless you request otherwise. If your account balance does not exceed $500, the trustee will generally distribute your benefits to you as soon as administratively practicable following termination of employment.

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Distributions: Rollovers and Direct Transfers to Another Qualified Plan or to an IRA. You may roll over virtually all distributions from the 401(k) Plan to another qualified retirement plan or to an individual retirement account.

Nonalienation of Benefits. Except with respect to federal income tax withholding and as provided for under a qualified domestic relations order, benefits payable under the 401(k) Plan will not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, charge, garnishment, execution, or levy of any kind, either voluntary or involuntary, and any attempt to anticipate, alienate, sell, transfer, assign, pledge, encumber, charge or otherwise dispose of any rights to benefits payable under the 401(k) Plan will be void.

Applicable federal tax law requires the 401(k) Plan to impose substantial restrictions on your right to withdraw amounts held under the 401(k) Plan before your termination of employment with Tempo Bank. Federal law may also impose an excise tax on withdrawals from the 401(k) Plan before you attain 59 1/2 years of age, regardless of whether the withdrawal occurs during your employment with Tempo Bank or after your termination of employment.

Administration of the 401(k) Plan

401(k) Plan Trustee. The trustee of the 401(k) Plan is the named fiduciary of the 401(k) Plan for purposes of ERISA. The board of directors of Tempo Bank has appointed Bank of New York as trustee for the 401(k) Plan. The 401(k) Plan trustee receives, holds and invests the assets of the 401(k) Plan (including the Sugar Creek Financial Corp. Stock Fund) and provides for their distribution to participants and beneficiaries in accordance with the terms of the 401(k) Plan.

Plan Administrator. The current Plan Administrator is Tempo Bank. The Plan Administrator is responsible for the administration of the 401(k) Plan, interpretation of the provisions of the 401(k) Plan, prescribing procedures for filing applications for benefits, preparation and distribution of information explaining the 401(k) Plan, maintenance of records, books of account and all other data necessary for the proper administration of the 401(k) Plan, preparation and filing of all returns and reports required to be filed with the U.S. Department of Labor and the Internal Revenue Service, and for all disclosures required to be made to participants, beneficiaries and others under ERISA.

Reports to Plan Participants. Tempo Bank, as Plan Administrator, will furnish you a statement at least quarterly showing the balance in your account as of the end of that period, the amount of contributions allocated to your account for that period, and any adjustments to your account to reflect earnings or losses. Participants may access their account information at any time through Pentegra by phone (1-800-433-4422) or on the internet at www.pentegra.com.

Amendment and Termination of the 401(k) Plan

Tempo Bank intends to continue the 401(k) Plan indefinitely. Nevertheless, Tempo Bank may terminate the 401(k) Plan at any time. If Tempo Bank terminates the 401(k) Plan in whole or in part, regardless of any contrary provisions of the 401(k) Plan, all affected participants will become fully vested in their accounts. Tempo Bank reserves the right to make, from time to time, changes which do not cause any part of the 401(k) Plan trust to be used for, or diverted to, any purpose other than the exclusive benefit of participants or their beneficiaries; provided, however, that Tempo Bank may also amend the 401(k) Plan as it determines necessary or desirable, with or without retroactive effect, to comply with ERISA or the Internal Revenue Code.

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Merger, Consolidation or Transfer of the 401(k) Plan

If the 401(k) Plan merges or consolidates with another plan or transfers the trust assets to another plan, and if either the 401(k) Plan or the other plan is then terminated, the 401(k) Plan requires that you receive a benefit immediately after the merger, consolidation or transfer that is equal to or greater than the benefit you were entitled to receive immediately before the merger, consolidation or transfer.

Federal Income Tax Consequences

The following only summarizes briefly the material federal income tax aspects of the 401(k) Plan. You should not rely on this survey as a complete or definitive description of the material federal income tax consequences of the 401(k) Plan. Statutory provisions change, as do their interpretations, and their application may vary in individual circumstances. The tax consequences under applicable state and local income tax laws may not be the same as under the federal income tax laws. Please consult your tax advisor with respect to any transaction involving the 401(k) Plan and any distribution from the 401(k) Plan.

As a “qualified retirement plan,” the Internal Revenue Code affords the 401(k) Plan certain tax advantages, including:

(1)	The sponsoring employer is allowed an immediate tax deduction for the amount contributed to the 401(k) Plan each year;

(2)	Participants pay no current income tax on amounts contributed by the employer on their behalf; and

(3)	Earnings of the 401(k) Plan are tax-deferred, thereby permitting the tax-free accumulation of income and gains on investments.

Tempo Bank administers the 401(k) Plan to comply with the operational requirements of the Internal Revenue Code as of the applicable effective date of any change in the law. If Tempo Bank should receive an adverse determination letter regarding the 401(k) Plan’s tax exempt status from the Internal Revenue Service, all participants would generally recognize income equal to their vested interest in the 401(k) Plan, the participants would not be permitted to transfer amounts distributed from the 401(k) Plan to an individual retirement account or to another tax-qualified retirement plan, and Tempo Bank could be denied certain tax deductions with respect to the 401(k) Plan.

Lump Sum Distribution. A distribution from the 401(k) Plan to a participant or the beneficiary of a participant will qualify as a lump sum distribution if it is made within one taxable year, on account of the participant’s death, disability or separation from service, or after the participant attains age 59 1/2; and consists of the balance credited to the participant under the 401(k) Plan and all other profit sharing plans, if any, maintained by Tempo Bank. The portion of any lump sum distribution required to be included in your taxable income for federal income tax purposes consists of the entire amount of the lump sum distribution less the after-tax contributions, if any, you have made to any other profit sharing plans maintained by Tempo Bank that are included in the distribution.

Sugar Creek Financial Corp. Common Stock Included in Lump Sum Distribution. If a lump sum distribution includes Sugar Creek Financial Corp. common stock, the distribution generally is taxed in the manner described above. The total taxable amount is reduced, however, by the amount of any net unrealized appreciation with respect to Sugar Creek Financial Corp. common stock; that is, the excess of the value of

10

Sugar Creek Financial Corp. common stock at the time of the distribution over the cost or other basis of the securities to the 401(k) Plan. The tax basis of Sugar Creek Financial Corp. common stock, for purposes of computing gain or loss on its subsequent sale, equals the value of Sugar Creek Financial Corp. common stock at the time of distribution, less the amount of net unrealized appreciation. Any gain on a subsequent sale or other taxable disposition of Sugar Creek Financial Corp. common stock, to the extent of the amount of net unrealized appreciation at the time of distribution, is long-term capital gain, regardless of how long the Sugar Creek Financial Corp. common stock is held, i.e., the “holding period.” Any gain on a subsequent sale or other taxable disposition of Sugar Creek Financial Corp. common stock that exceeds the amount of net unrealized appreciation at the time of distribution is considered long-term capital gain, regardless of the holding period. The recipient of a distribution may elect to include the amount of any net unrealized appreciation in the total taxable amount of the distribution, to the extent allowed under Internal Revenue Service regulations.

We have provided you with a brief description of the material federal income tax aspects of the 401(k) Plan that are generally applicable under the Internal Revenue Code. We do not intend this summary to be a complete or definitive description of the federal income tax consequences of participating in or receiving distributions from the 401(k) Plan. Accordingly, you should consult a tax advisor concerning the federal, state and local tax consequences of participating in and receiving distributions from the 401(k) Plan.

Restrictions on Resale

Any “affiliate” of Sugar Creek Financial Corp. under Rules 144 and 405 of the Securities Act of 1933, as amended, who receives a distribution of common stock under the 401(k) Plan, may re-offer or resell such shares only under a registration statement filed under the Securities Act of 1933, as amended, assuming the availability of a registration statement, or under Rule 144 or some other exemption from the securities registration requirements. An “affiliate” of Tempo Bank is someone who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Tempo Bank. Generally, a director, principal officer or major shareholder of a corporation is deemed to be an “affiliate” of that corporation.

A person deemed an “affiliate” of Tempo Bank at the time of a proposed resale may publicly resell common stock only under a “re-offer” prospectus or in accordance with the restrictions and conditions contained in Rule 144 of the Securities Act of 1933, as amended, or some other exemption from registration, and may not use this prospectus supplement in connection with any such resale. In general, Rule 144 restricts the amount of common stock which an affiliate may publicly resell in any three-month period to the greater of one percent of Sugar Creek Financial Corp. common stock then outstanding or the average weekly trading volume reported on the Nasdaq Stock Market during the four calendar weeks before the sale. Affiliates may sell only through brokers without solicitation and only at a time when Sugar Creek Financial Corp. is current in filing all required reports under the Securities Exchange Act of 1934, as amended.

Persons who are not deemed to be “affiliates” of Tempo Bank at the time of resale may resell freely any shares of Sugar Creek Financial Corp. common stock distributed to them under the 401(k) Plan, either publicly or privately, without regard to the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, or compliance with the restrictions and conditions contained in the exemptions available under federal law.

Any person who may be an “affiliate” of Tempo Bank may wish to consult with counsel before transferring any common stock. In addition, 401(k) Plan participants should consult with counsel regarding the applicability to them of Section 16 of the Securities Exchange Act of 1934, as amended (discussed

11

below), which may restrict the sale of Sugar Creek Financial Corp. common stock acquired under the 401(k) Plan or other sales of Sugar Creek Financial Corp. common stock.

SEC Reporting and Short-Swing Profit Liability

Section 16 of the Securities Exchange Act of 1934, as amended, imposes reporting and liability requirements on officers, directors and persons who beneficially own more than ten percent of public companies such as Sugar Creek Financial Corp. (“Reporting Persons”). Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the filing of reports of beneficial ownership. Within ten days of becoming a Reporting Person required to file reports under Section 16(a), the Reporting Person must file a Form 3 reporting initial beneficial ownership with the Securities and Exchange Commission. Reporting Persons must also report certain changes in beneficial ownership involving allocation or reallocation of assets held in their 401(k) Plan accounts, either on a Form 4 within two business days after a transaction, or annually on a Form 5 within 45 days after the close of a company’s fiscal year.

In addition to the reporting requirements described above, Section 16(b) of the Securities Exchange Act of 1934, as amended, provides for the recovery by Sugar Creek Financial Corp. of profits realized from the purchase and sale, or sale and purchase, of its common stock by any Reporting Person within any six-month period.

The SEC has adopted rules that exempt many transactions involving the 401(k) Plan from the “short-swing” profit recovery provisions of Section 16(b). The exemptions generally involve restrictions upon the timing of elections to buy or sell employer securities for the accounts of any officer, director or other person who beneficially owns more than ten percent of the common stock.

Except for distributions of the common stock due to death, disability, retirement, termination of employment or under a qualified domestic relations order, Reporting Persons may be required, under limited circumstances involving the purchase of common stock within six months of the distribution, to hold shares of the common stock distributed from the 401(k) Plan for six months after the distribution date.

LEGAL OPINION

The validity of the issuance of the common stock of Sugar Creek Financial Corp. will be passed upon by Muldoon Murphy & Aguggia LLP, Washington, D.C. Muldoon Murphy & Aguggia LLP acted as special counsel for Tempo Bank in connection with the reorganization of Tempo Bank and the stock offering of Sugar Creek Financial Corp.

12

TEMPO BANK 401(K) PLAN

CHANGE OF INVESTMENT ALLOCATION FORM

1.	Member Data

Print your full name above. (Last, first, middle initial)	Social Security Number

Street Address	City	State	Zip

2.	Instructions

The Tempo Bank 401(k) Plan (the “401(k) Plan”) is giving 401(k) Plan participants the opportunity to invest their 401(k) Plan account balances in a new investment fund – the Sugar Creek Financial Corp. Stock Fund – which is comprised primarily of common stock issued by Sugar Creek Financial Corp. (the “Company”) in connection with the reorganization of Tempo Bank into the mutual holding company form of ownership. You may decide to transfer a percentage of your 401(k) Plan account into the Sugar Creek Financial Corp. Stock Fund. In accordance with your election, the 401(k) Plan Trustee will use the transferred funds to purchase shares of Company common stock in the offering. Please carefully review the attached prospectus and the prospectus supplement before making any investment decision.

If there is not enough Company common stock available in the offering to fill all subscriptions, the common stock will be apportioned and the 401(k) Plan Trustee may not be able to purchase all of the common stock you requested. In that case, you may direct the trustee to purchase shares in the open market on your behalf after the offering to fulfill your initial request. Please note that the 401(k) Plan Trustee will make such purchases at prices that may be either higher or lower than the initial offering price of $10.00 per share. If you wish the 401(k) Plan Trustee to purchase stock in the open market after the initial offering, please check the box below:

☐	Yes, I direct the 401(k) Plan Trustee to purchase stock in the open market, if necessary.

Investing in common stock entails some risks, and we encourage you to discuss your investment decision with your spouse and investment advisor. The 401(k) Plan Trustee and the Plan Administrator are not authorized to make any representations about this investment, other than what appears in the prospectus and the prospectus supplement, and you should not rely on any information other than what is contained in those documents. For a discussion of certain factors that should be considered in connection with an investment in the Company’s Common Stock, see “Risk Factors” beginning on page 14 of the prospectus. Any shares purchased by the 401(k) Plan pursuant to your investment direction will also be subject to the same conditions or restrictions otherwise applicable to the Company’s common stock, as discussed in the prospectus and the prospectus supplement.

i

3.	Purchaser Information

Your ability to purchase Company common stock and to direct your 401(k) Plan funds into the Sugar Creek Financial Corp. Stock Fund is based upon your subscription rights. Please indicate the EARLIEST date that applies to you:

☐	Check here if you had $50.00 or more on deposit with Tempo Bank as of September 30, 2005.

☐	Check here if you had $50 or more on deposit with Tempo Bank as of December 31, 2006.

☐	Check here if you were a depositor of Tempo Bank as of January 31, 2007 or a borrower of Tempo Bank as of September 19, 1989, whose loan continued to be outstanding as of January 31, 2007.

4.	Investment Directions (Applicable to Accumulated Balances Only)

To direct a transfer of all or part of the funds credited to your other 401(k) Plan accounts to the Sugar Creek Financial Corp. Stock Fund, you should complete and submit this form to Phyllis Brown at Tempo Bank no later than Tuesday, March 13, 2007 at 4:00 p.m. Once your Investment Form is submitted, your investment directions are irrevocable until the close of the stock offering. If you do not complete and return this form to Phyllis Brown by the above deadline, the funds credited to your account under the 401(k) Plan will continue to be invested in accordance with your prior investment directions or in accordance with the terms of the 401(k) Plan if no investment directions were provided previously. If you need assistance in completing this form, please contact Phyllis Brown at (618) 224-9228.

I hereby revoke any previous investment direction and now direct that the market value of the units that I have invested in the following funds, to the extent permissible, be transferred out of the specified fund and invested (in whole percentages) in the Sugar Creek Financial Corp. Stock Fund. An equivalent percentage of my investment in each fund will be liquidated and the Trustee will use the resulting amount to acquire units in the new Sugar Creek Financial Corporation Stock Fund.

Fund	Percentage to be Transferred
Income Plus Asset Allocation Fund 100	______	%
Growth & Income Asset Allocation Fund 110	______	%
Growth Asset Allocation Fund 120	______	%
Short Term Investment Fund 200 (Money Market)	______	%
Stable Value Fund 210	______	%
Long Treasury Index Fund 300 (Government Bond)	______	%
Aggregate Bond Index Fund 310	______	%
S&P 500 Stock Fund 400	______	%
S&P 500/Value Stock Fund 410	______	%
S&P 500/Growth Stock Fund 420	______	%
S&P 500/MidCap Stock Fund 500	______	%
Russell 2000 Stock Fund 510	______	%
Nasdaq 100 Stock Fund 520	______	%
US REIT Index Fund 530	______	%
International Stock Fund 600	______	%

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5.	Participant Signature and Acknowledgment - Required

By signing this Change of Investment Allocation Form, I authorize and direct the Plan Administrator and Trustee to carry out my instructions. I acknowledge that I have been provided with and read a copy of the prospectus and the prospectus supplement relating to the issuance of Sugar Creek Financial Corp. common stock. I am aware of the risks involved in the investment in common stock, and understand that the 401(k) Plan Trustee and Plan Administrator are not responsible for my choice of investment.

	Date	______________
Signature of Participant

Pentegra Services, Inc. is hereby authorized to make the above listed change(s) to this 401(k) Plan Participant’s record.

	Date	______________
Signature of Tempo Bank Authorized Representative

Minimum Stock Purchase is $250

Maximum Stock Purchase is $100,000

PLEASE COMPLETE AND RETURN TO PHYLLIS BROWN

AT TEMPO BANK

BY 4:00 P.M. ON MARCH 13, 2007.

iii

PROSPECTUS

(Proposed Holding Company for Tempo Bank)

Up to 465,750 Shares of Common Stock

This is the initial public offering of shares of common stock of Sugar Creek Financial Corp., a company Tempo Bank will form in connection with its reorganization into the mutual holding company form of organization. The shares we are offering will represent 45% of our outstanding common stock. Sugar Creek MHC, a mutual holding company Tempo Bank will form in connection with its reorganization, will own 55% of our outstanding common stock. We intend to have our common stock quoted on the OTC Bulletin Board.

If you are or were a depositor or borrower of Tempo Bank:

•	You may have priority rights to purchase shares of common stock.

If you are a participant in the Tempo Bank Employees’ Savings and Profit Sharing Plan:

•	You may direct that all or part of your current account balances in this plan be invested in shares of common stock.

•	You will receive a separate supplement to this prospectus that describes your rights under this plan.

If you fit neither of the categories above, but are interested in purchasing shares of our common stock:

•	You may have an opportunity to purchase shares of common stock after priority orders are filled.

We are offering up to 465,750 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 344,250 shares to complete the offering. The amount of capital being raised is based on an appraisal of Sugar Creek Financial Corp. Most of the terms of this offering are required by regulations of the Office of Thrift Supervision. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, the independent appraiser determines our market value has increased, we may sell up to 535,613 shares without giving you further notice or the opportunity to change or cancel your order.

The offering is scheduled to terminate at Noon, Central time, on March 20, 2007. We may extend this termination date without notice to you until May 4, 2007, unless the Office of Thrift Supervision approves a later date. Funds received before completion of the offering will be maintained at Tempo Bank or, at our discretion, in an escrow account at an independent insured depository institution. All subscriptions received will earn interest at our statement savings rate, which is currently 1.0% per annum.

The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond May 4, 2007. If we extend the offering beyond May 4, 2007, we will promptly return the funds of all subscribers who do not reconfirm their subscriptions. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our statement savings rate.

Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that we are offering for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering. All shares offered for sale are offered at a price of $10.00 per share.

We expect our directors and executive officers, together with their associates, to subscribe for 36,600 shares, which equals 7.9% of the shares offered for sale at the maximum of the offering range.

The Office of Thrift Supervision conditionally approved our plan of reorganization and stock issuance on February 12, 2007. However, such approval does not constitute a recommendation or endorsement of this offering.

This investment involves a degree of risk, including the possible loss of principal.

Please read “ Risk Factors” beginning on page 14.

OFFERING SUMMARY

Price Per Share: $10.00

	Minimum	Maximum	Maximum As Adjusted
Number of shares	344,250	465,750	535,613
Gross offering proceeds	$3,442,500	$4,657,500	$5,356,130
Estimated offering expenses	$630,000	$630,000	$630,000
Estimated net proceeds	$2,812,500	$4,027,500	$4,726,130
Estimated net proceeds per share	$8.17	$8.65	$8.82

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the stock information center at (618) 224-9095.

Keefe, Bruyette & Woods

The date of this prospectus is February 12, 2007

TEMPO BANK

MADISON COUNTY
55
MISSOURI
270
70
St. Louis
64
55
70
127
CLINTON COUNTY
Carlyle Lake
50
Trenton
Breese
64
64
ST. CLAIR COUNTY
ILLINOIS

Chicago
ILLINOIS
St. Louis

Office Locations

Trenton
28 West Broadway Street
(618) 224-9228

Breese
301 North 4th Street
(618) 526-7256

Summary

This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the reorganization and stock offering fully, you should read this entire prospectus carefully, including the financial statements and notes to the financial statements that appear at the end of the prospectus. For assistance, please call our stock information center at (618) 224-9095.

The Companies

Sugar Creek MHC

Sugar Creek Financial Corp.

Tempo Bank

28 West Broadway

Trenton, Illinois 62293

(618) 224-9228

Sugar Creek MHC is a federally chartered mutual holding company that we are forming to own a majority of the common stock of Sugar Creek Financial Corp. As a mutual holding company, Sugar Creek MHC will be a non-stock company that has as its members the depositors and borrowers of Tempo Bank. Upon completion of the offering, Sugar Creek MHC will own 55% of Sugar Creek Financial’s common stock. So long as Sugar Creek MHC exists, it will own a majority of the voting stock of Sugar Creek Financial and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. Following the offering, Sugar Creek MHC will not engage in any business activity other than owning a majority of the common stock of Sugar Creek Financial. The officers of Sugar Creek MHC will be officers of Sugar Creek Financial and Tempo Bank, and the directors of Sugar Creek MHC will be the directors of Sugar Creek Financial and Tempo Bank.

Sugar Creek Financial Corp. is a federally chartered mid-tier stock holding company that we are forming to be our holding company. This offering is made by Sugar Creek Financial. Upon completion of the offering, Sugar Creek Financial will own all of Tempo Bank’s capital stock and direct, plan and coordinate Tempo Bank’s business activities. In the future, Sugar Creek Financial might also acquire or organize other operating subsidiaries, including other financial institutions or financial services companies, although it currently has no specific plans or agreements to do so.

Tempo Bank is a federally chartered mutual savings bank that operates from two full-service locations in Trenton and Breese, Illinois, located in Clinton County. We are a community-oriented financial institution that offers a variety of deposit and loan products to individuals and small businesses located in our primary market of Clinton County, southeastern Madison County and eastern St. Clair County, which are all located within a 35 mile radius east of St. Louis, Missouri. The communities in Clinton County and southeastern Madison County are generally rural and have an agriculturally-based economy. In 2006, Clinton County had a total population of 37,000. The communities that we serve in eastern St. Clair County were once dominated by agriculture but recently have experienced expansion and now consist of a diverse blend of industries, urban centers and significant corporate investment. At September 30, 2006, we had total assets of $82.2 million, deposits of $60.3 million and total retained earnings of $6.0 million.

The Reorganization and Our Corporate Structure

Currently, we are a federally chartered mutual savings bank with no stockholders. Our depositors and certain borrowers currently have the right to vote on certain matters such as the election of directors and this reorganization.

The mutual holding company reorganization process that we are now undertaking involves a series of transactions by which we will convert our organization from the mutual form of organization to the mutual holding company form of organization. In the mutual holding company structure, Tempo Bank will become a federally chartered stock savings bank and all of its stock will be owned by Sugar Creek Financial. In addition, 45% of Sugar Creek Financial’s stock will be owned by the public, including our employee stock ownership plan, and 55% of Sugar Creek Financial’s stock will be owned by Sugar Creek MHC. Our members will become members of Sugar Creek MHC and will have similar voting rights in Sugar Creek MHC as they currently have in Tempo Bank.

The following diagram depicts our corporate structure after the offering:

The normal business operations of Tempo Bank will continue without interruption during the reorganization. The directors who unanimously adopted the plan of reorganization and stock issuance and who continue to be directors of Tempo Bank at the time of the reorganization will serve as directors of Sugar Creek MHC, Sugar Creek Financial and Tempo Bank after the reorganization. The initial executive officers of Sugar Creek MHC, Sugar Creek Financial and Tempo Bank will be persons who are currently officers of Tempo Bank.

Our Operating Strategy (page 44)

•	Remaining a community-oriented institution;

•	Continuing to emphasize the origination of one- to four-family residential real estate lending;

•	Building core deposits by expanding our branch network into growing communities;

•	Continuing to grow our commercial and multi-family real estate, land and consumer loan portfolios; and

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolio.

Regulation and Supervision (page 69)

Tempo Bank is, and upon completion of the offering Sugar Creek MHC and Sugar Creek Financial will be, subject to regulation, supervision and examination by the Office of Thrift Supervision. Tempo Bank is also subject to regulation by the Federal Deposit Insurance Corporation.

The Offering

Purchase Price

The purchase price is $10.00 per share. You will not pay a commission to buy any shares in the offering.

Number of Shares to be Sold

We are offering for sale between 344,250 and 465,750 shares of Sugar Creek Financial common stock in this offering. The amount of capital being raised is based on an appraisal of the pro forma market value of Sugar Creek Financial. Most of the terms of this offering are required by regulations of the Office of Thrift Supervision. With regulatory approval, we may increase the number of shares to be sold to 535,613 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the Office of Thrift Supervision will consider the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations and changes in market conditions.

How We Determined the Offering Range (page 89)

We decided to offer between 344,250 and 465,750 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by RP Financial, LC., an appraisal firm experienced in appraisals of financial institutions. RP Financial will receive fees totaling $22,500 for its appraisal services, plus $2,500 for each valuation update and reimbursement of out-of-pocket expenses not to exceed $5,000. RP Financial estimates that as of February 2, 2007, our pro forma market value on a fully converted basis was between $7.7 million and $10.4 million, with a midpoint of $9.0 million. The term “fully converted” means that RP Financial assumed that 100% of our common stock had been sold to the public, rather than the 45% that will be sold in connection with this offering.

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:

•	our historical, present and projected operating results and financial condition and the economic and demographic characteristics of our market area;

•	a comparative evaluation of the operating and financial statistics of Tempo Bank with those of other similarly-situated, publicly-traded savings associations and savings association holding companies;

•	the effect of the capital raised in this offering on our net worth and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Our board of directors determined that the common stock should be sold at $10.00 per share and that 45% of the shares of our common stock should be offered for sale to the public in the offering. The following table shows the number of shares that will be sold in the offering and that will be issued to Sugar Creek MHC, based on the estimated valuation range and the purchase price.

	At Minimum of Offering Range	At Maximum of Offering Range	Percent of Shares Outstanding
Shares sold in the offering	344,250	465,750	45%
Shares issued to Sugar Creek MHC	420,750	569,250	55

Total	765,000	1,035,000	100%

Two measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “tangible book value” and the ratio of the offering price to the issuer’s annual core earnings. RP Financial considered these ratios in preparing its appraisal, among other factors. Tangible book value is the same as total equity, less intangibles, and represents the difference between the issuer’s tangible assets and liabilities. Core earnings, for purposes of the appraisal, was defined as net earnings after taxes, excluding the after-tax portion of income from nonrecurring items. RP Financial’s appraisal also incorporates an analysis of a peer group of publicly traded mutual holding companies that RP Financial considered to be comparable to us.

The following table presents a summary of selected pricing ratios for the peer group companies and for us utilized by RP Financial in its appraisal. These ratios are based on earnings for the 12 months ended December 31, 2006 and book value as of December 31, 2006, or the latest data available.

	Fully Converted Price To Earnings Multiple		Fully Converted Price To Book Value Ratio
Sugar Creek Financial (pro forma):
Minimum	39.11	x	63.25%
Midpoint	42.65	x	67.76%
Maximum	45.71	x	71.52%
Maximum, as adjusted	48.76	x	75.16%

Peer group companies as of February 2, 2007:
Average	24.23	x	89.80%

Compared to the average pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at a premium of 88.7% to the peer group on a price-to-earnings basis and a discount of 20.4% to the peer group on a price-to-book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group based on an earnings per share basis and less expensive than the peer group based on a book value per share basis. The disparity between the pricing ratios results from Tempo Bank, on a pro forma basis, generally having higher levels of equity but lower earnings than the companies in the peer group. The appraisal did not consider one valuation approach to be more important than the other. Instead, the appraisal concluded that these ranges represented the appropriate balance of the two approaches to valuing Tempo Bank, and the number of shares to be sold, in comparison to the peer group institutions.

The independent appraisal does not indicate market value. You should not assume or expect that the valuation described above means that our common stock will trade at or above the $10.00 purchase price after the offering.

Mutual Holding Company Data

The following table presents a summary of selected pricing ratios for publicly traded mutual holding companies and the pricing ratios for us, without the ratios being adjusted to the hypothetical case of being fully converted.

	Non-Fully Converted Price To Earnings Multiple	Non-Fully Converted Price To Book Value Ratio
Sugar Creek Financial (pro forma):
Minimum	50.81x	90.67%
Midpoint	60.76x	101.23%
Maximum	67.19x	109.89%
Maximum, as adjusted	73.99x	118.71%

Peer group companies as of December 1, 2006(1):
Average	23.51x	167.12%

(1)	The information for publicly traded mutual holding companies may not be meaningful for investors because it presents average and median information for mutual holding companies that issued a different percentage of their stock in their offerings than the 45% that we are offering to the public. In addition, the effect of stock repurchases also affects the ratios to a greater or lesser degree depending upon repurchase activity.

Possible Change in Offering Range (page 91)

RP Financial will update its appraisal before we complete the stock offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 535,613 shares without further notice to you. If our pro forma market value at that time is either below $7.7 million or above $11.9 million, then, after consulting with the Office of Thrift Supervision, we may: terminate the stock offering and promptly return all funds with interest; promptly return all funds with interest, set a new offering range and give all subscribers the opportunity to modify or rescind their purchase orders for shares of Sugar Creek Financial’s common stock; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

Possible Termination of the Offering

We must sell a minimum of 344,250 shares to complete the offering. If we terminate the offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our statement savings rate.

After-Market Performance of “First-Step” Mutual Holding Company Offerings

The following table provides information regarding the after-market performance of the “first-step” mutual holding company offerings completed from January 1, 2006 through February 2, 2007. “First-step” mutual holding company offerings are initial public offerings by companies in the mutual holding company form of organization.

	Date of IPO	Appreciation From Initial Offering Price
Issuer (Market/Symbol)		After 1 Day	After 1 Week	After 4 Weeks	Through 2/02/07
Oritani Financial Corp. (Nasdaq: ORIT)	01/24/2007	59.7%	53.5%	n/a %	54.0%
Polonia Bancorp, Inc. (OTCBB: PBCP)	01/16/2007	1.0	0.1	n/a	0.5
MSB Financial, Inc. (Nasdaq: MSBF)	01/05/2007	23.0	21.2	19.3	19.3
MainStreet Financial Corp. (OTCBB: MSFN)	12/27/2006	10.0	10.0	(2.5)	0.0
Ben Franklin Financial, Inc. (OTCBB: BFFI)	10/19/2006	7.0	5.7	6.5	8.4
ViewPoint Financial Group (Nasdaq: VPFG)	10/03/2006	49.9	50.7	54.0	72.0
Fox Chase Bancorp, Inc. (Nasdaq: FXCB)	10/02/2006	29.5	28.1	29.4	38.7
Roma Financial Corp. (Nasdaq: ROMA)	07/12/2006	41.0	42.4	44.5	58.6
Seneca-Cayuga Bancorp, Inc. (OTCBB: SCAY)	07/12/2006	0.0	(4.0)	(7.0)	(5.5)
Northeast Community Bancorp, Inc. (Nasdaq: NECB)	07/06/2006	10.0	12.8	11.5	20.4
Mutual Federal Bancorp, Inc. (OTCBB: MFDB)	04/06/2006	11.3	10.0	14.0	44.1
Lake Shore Bancorp, Inc. (Nasdaq: LSBK)	04/04/2006	7.0	4.8	2.8	25.4
United Community Bancorp (Nasdaq: UCBA)	03/31/2006	8.0	7.0	5.5	24.9
Magyar Bancorp, Inc. (Nasdaq: MGYR)	01/24/2006	6.5	5.5	6.0	39.5
Greenville Federal Financial Corporation (OTCBB: GVFF)	01/10/2006	2.5	0.0	0.0	3.6
Average - all transactions		17.8	16.5	14.2	26.9
Average - OTCBB quoted companies		5.3	3.6	2.2	8.5

This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area. The companies listed in the table above may not be similar to Sugar Creek Financial, the pricing ratios for their stock offerings were in some cases different from the pricing ratios for Sugar Creek Financial’s common stock and the market conditions in which these offerings were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section.

You should be aware that, in certain market conditions, stock prices of thrift initial public offerings have decreased. For example, as the above table illustrates, the stock of several companies traded at or below their initial offering price at various times through February 2, 2007. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent mutual to stock conversions.

Conditions to Completing the Offering

We are conducting the offering under the terms of our plan of reorganization and stock issuance. We cannot complete the offering unless we sell at least the minimum number of shares offered and we receive the final approval of the Office of Thrift Supervision to complete the offering.

Reasons for the Reorganization and Offering (page 76)

Our primary reasons for this offering are to:

•	increase the capital of Tempo Bank;

•	support future lending and operational growth;

•	support future branching activities and/or the acquisition of financial services companies; and

•	implement equity compensation plans to retain and attract qualified directors, officers and staff and to enhance our current incentive-based compensation programs.

As part of our business planning process, our board of directors concluded that additional capital was needed in order to increase our profitability and support asset growth and that the best way to accomplish this would be through a stock offering. The board of directors considered two options: either (1) a full mutual-to-stock conversion, in which a new stock holding company is formed that issues all of its stock to the public, or (2) a mutual holding company reorganization and minority stock issuance, in which a mid-tier holding company is formed that issues, by regulation, at least 50.1% of its stock to its mutual holding company and not more than 49.9% of its stock to the public. The board of directors determined that a mutual holding company reorganization and minority offering was preferable, because engaging in a full mutual-to-stock conversion would raise more capital than we had current plans to deploy. Further, the minority stock issuance permits us to control the amount of capital being raised by selecting the percentage of shares to be sold in the offering. Additionally, the board of directors preferred the mutual holding company structure because it provides for the control of Sugar Creek Financial by Sugar Creek MHC through its majority ownership position. We chose to sell 45% of our shares to the public, rather than a smaller portion, because we believe that we are raising the amount of capital we can effectively deploy. We chose not to sell more than 45% of our shares to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Sugar Creek MHC. Finally, as a subsidiary of a mutual holding company with a mid-tier stock holding company, Tempo Bank will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. The current mutual structure, by its nature, limits any ability to offer any common stock as consideration in a merger or acquisition. The new mutual holding company structure will enhance Tempo Bank’s ability to compete with other bidders when acquisition opportunities arise by better enabling it to offer stock or cash consideration, or a combination of the two.

Benefits of the Offering to Management (page 64)

We intend to adopt the benefit plans and employment agreements described below. Sugar Creek Financial will recognize compensation expense related to the employee stock ownership plan and the equity incentive plan. The actual expense will depend on the market value of Sugar Creek Financial’s common stock and, with respect to the employee stock ownership plan, will increase as the value of Sugar Creek Financial’s common stock increases. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the equity incentive plan would be $16,000 and $60,000, respectively, assuming shares are sold at the maximum of the offering range. See “Pro Forma Data” for a detailed analysis of the effects of each of these plans.

Employee Stock Ownership Plan. We intend to establish an employee stock ownership plan that will purchase an amount of shares equal to 3.92% of the shares issued in the offering, including shares issued to Sugar Creek MHC. However, if Tempo Bank’s tangible capital is not at least 10% at the close of the offering, the amount of shares purchased by the employee stock ownership plan will be reduced to 3.43% of the total shares issued in the offering, including shares issued to Sugar Creek MHC. The plan will use the proceeds from a 15-year loan from Sugar Creek Financial to purchase these shares. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

Equity Incentive Plan. We intend to implement an equity incentive plan no earlier than six months after completion of the offering. Under current Office of Thrift Supervision regulations, this plan must be approved by a majority of the total votes eligible to be cast by our stockholders, other than Sugar Creek MHC. Under this plan, we may grant stock options in an amount up to 4.9% of the number of shares issued in the offering, including shares issued to Sugar Creek MHC, and restricted stock awards in an amount equal to 1.96% of the shares issued in the offering, including shares issued to Sugar Creek MHC. Shares of restricted stock will be awarded at no cost to the recipient. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations.

The following table presents the total value of all shares to be available for restricted stock awards under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. Ultimately, the value of the grants will depend on the actual trading price of our common stock, which depends on numerous factors. The table below assumes that Tempo Bank’s tangible capital will be 10% or more only at the midpoint, maximum and maximum as adjusted, of the offering range at the time the equity incentive plan is presented to shareholders for their approval.

	Value of
Share Price	11,246 Shares Awarded at Minimum of Range	17,640 Shares Awarded at Midpoint of Range	20,286 Shares Awarded at Maximum of Range	23,329 Shares Awarded at 15% Above Maximum of Range
	(In thousands)
$ 8.00	$ 90	$141	$162	$187
10.00	112	176	203	233
12.00	135	212	243	280
14.00	157	247	284	327

The following table presents the total value of all stock options available for grant under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.” Ultimately, financial gains can be realized on a stock option only if the market price of the common stock increases above the price at which the option is granted.

	Option Value	Value of
Exercise Price		37,485 Options Granted at Minimum of Range	44,100 Options Granted at Midpoint of Range	50,715 Options Granted at Maximum of Range	58,322 Options Granted at 15% Above Maximum of Range
		(In thousands)
$ 8.00	$3.02	$113	$133	$153	$176
10.00	3.78	142	167	192	220
12.00	4.54	170	200	230	265
14.00	5.29	198	233	268	309

The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the equity incentive plan. At the maximum of the offering range, we will sell 465,750 shares and have 1,035,000 shares outstanding. The number of shares reflected for the benefit plans in the table below assumes that Tempo Bank’s tangible capital will be 10% or more following the completion of the offering and the application of the net proceeds as described under “Use of Proceeds.”

	Number of Shares to be Granted or Purchased			Total Estimated Value of Grants
	At Maximum of Offering Range	As a Percent of Common Stock Sold at Maximum of Offering Range	As a Percent of Common Stock Outstanding
	(Dollars in thousands)
Employee stock ownership plan (1)	40,572	8.71%	3.92%	$406
Restricted stock awards (1)	20,286	4.36	1.96	203
Stock options (2)	50,715	10.89	4.90	192

Total	111,573	23.96%	10.78%	$801

(1)	Assumes the value of Sugar Creek Financial common stock is $10.00 per share for purposes of determining the total estimated value of the grants.

(2)	Assumes the value of a stock option is $3.78, which was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.”

Employment Agreements. We intend to enter into employment agreements with Robert J. Stroh, Jr., our Chairman of the Board, Chief Executive Officer and Chief Financial Officer, and Francis J. Eversman, our President and Chief Operating Officer. These agreements will provide for severance benefits if the executives are terminated following a change in control of Sugar Creek Financial or Tempo Bank. Based solely on estimated taxable compensation and excluding any benefits that would be payable under any employee benefit plan, if a change in control of Sugar Creek Financial occurred and we terminated both officers, the total cash payments due under the employment agreements would be approximately $553,000.

Employee Severance Compensation Plan. This plan will provide severance benefits to eligible employees if there is a change in control of Sugar Creek Financial or Tempo Bank. Based solely on compensation levels as of December 31, 2006, if a change in control occurred, and we terminated all employees covered by the severance compensation plan, the total payment due under the plan would be approximately $118,000.

Tax Consequences (page 93)

As a general matter, the reorganization will not be a taxable transaction for purposes of federal or state income taxes to us or persons who receive or exercise subscription rights. We have received an opinion from our counsel that we will not recognize any gain or loss as a result of the reorganization and that it is more likely than not that members of Tempo Bank will not realize any income upon the issuance or exercise of the subscription rights.

Persons Who Can Order Stock in the Offering (page 80)

We have granted rights to subscribe for shares of Sugar Creek Financial common stock in a “subscription offering” to the following persons in the following order of priority:

1.	Persons with $50 or more on deposit at Tempo Bank as of September 30, 2005;

2.	Our employee stock ownership plan, which provides retirement benefits to our employees;

3.	Persons with $50 or more on deposit at Tempo Bank as of December 31, 2006; and

4.	Tempo Bank’s depositors as of January 31, 2007, who were not able to subscribe for shares under categories 1 and 3 and borrowers as of September 19, 1989 whose loans continue to be outstanding at January 31, 2007.

If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of reorganization and stock issuance. Generally, shares first will be allocated so as to permit each eligible subscriber, if possible, to purchase a number of shares sufficient to make the subscriber’s total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining eligible subscribers whose subscriptions remain unfilled in proportion to the amounts their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible subscribers whose subscriptions remain unfilled. If we increase the number of shares to be sold above 465,750, Tempo Bank’s employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See “The Reorganization and Stock Offering—Subscription Offering and Subscription Rights” for a description of the allocation procedure.

We may offer shares not sold in the subscription offering to the general public in a “direct community offering” that can begin concurrently with, during or immediately following the subscription offering. Orders received in the direct community offering will be subordinate to subscription offering orders. Natural persons who are residents of Clinton, Madison and St. Clair Counties, Illinois will have first preference to purchase shares in the direct community offering. Shares of common stock not purchased in the subscription offering or the direct community offering may be offered for sale through a “syndicated community offering” managed by Keefe, Bruyette & Woods. We have the right to accept or reject, in our sole discretion, orders we receive in the direct community offering and syndicated community offering.

Subscription Rights are Not Transferable

You are not allowed to transfer your subscription rights and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding with another person to sell or transfer subscription rights or the shares that you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. Eligible depositors who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution.

How to Purchase Common Stock (page 87)

In the subscription offering and the community offering, you may pay for your shares by:

1.	Personal check, bank check or money order made payable directly to Sugar Creek Financial Corp. (third-party checks of any type will not be accepted); or

2.	Authorizing us to withdraw money from your Tempo Bank deposit account(s) other than checking accounts or individual retirement accounts (“IRAs”). To use funds from accounts with check writing privileges, please submit a check. To use IRA funds, please see the next section.

Tempo Bank is not permitted to lend funds (including funds drawn on a Tempo Bank line of credit) to anyone for the purpose of purchasing shares of common stock in the offering. Also, payment may not be made by wire transfer.

Checks and money orders will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. Do not overdraft your account. The funds will be deposited by us into a Tempo Bank segregated escrow account. We will pay interest at Tempo Bank’s statement savings rate from the date those funds are received until completion or termination of the offering. Withdrawals from certificates of deposit at Tempo Bank for the purpose of purchasing common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Tempo Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

You may submit your order form in one of three ways: by mail, using the reply envelope provided; by overnight courier to the address indicated on the order form; or by taking the stock order form and payment to our stock information center, located at Tempo Bank’s main office. Stock order forms may not be hand-delivered to our branch office. This location will not have stock offering materials on hand. Once submitted, your order is irrevocable. We are not required to accept copies or facsimiles of order forms.

Using IRA Funds to Purchase Shares in the Offering (page 89)

You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA, provided that such IRAs are not maintained at Tempo Bank. If you wish to use some or all of the funds in your Tempo Bank IRA, the applicable funds must first be transferred to a self-directed account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Our stock information center can give you guidance in this regard. Because processing this type of order takes additional time, we recommend that you contact our stock information center promptly, preferably at least two weeks before the March 20, 2007 offering deadline. Whether you may use retirement funds for the purchase of shares in the stock offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Purchase Limitations (page 84)

Our plan of reorganization and stock issuance establishes limitations on the purchase of stock in the offering. These limitations include the following:

•	The minimum purchase is 25 shares.

•

No individual (or individuals exercising subscription rights through a single deposit account held jointly) may purchase more than $100,000 of common stock (which equals 10,000 shares) in the offering.

•

No individual together with any associates and no group of persons acting in concert may purchase more than $100,000 of common stock (which equals 10,000 shares) in the offering. For purposes of applying this limitation, your associates include:

•	Your spouse, or any relative of your spouse, who either lives in your home or who is a director or officer of Tempo Bank;

•	Companies or other entities in which you are an officer or partner or have a 10% or greater beneficial ownership interest; and

•	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.

Subject to the Office of Thrift Supervision’s approval, we may increase or decrease the purchase limitations at any time. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 3.92% of the shares issued in the offering, including shares issued to Sugar Creek MHC, without regard to these purchase limitations.

Deadline for Ordering Stock (page 82)

The subscription offering will end at Noon, Central time, on March 20, 2007. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received by us (not postmarked) no later than this time. We expect that the direct community offering will terminate at the same time, although it may continue for up to 45 days after the end of the subscription offering, or longer if regulators approve a later date. No single extension may be for more than 90 days. If we extend the offering beyond May 4, 2007, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at our statement savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 344,250 shares or more than 535,613 shares, we will promptly return all funds with interest, set a new offering range and all subscribers will be notified and given the opportunity to confirm, change or cancel their orders.

How We Will Use the Proceeds of this Offering (page 27)

The following table summarizes how we will use the proceeds of this offering, based on the sale of shares at the minimum and maximum of the offering range.

	344,250 Shares at $10.00 Per Share	465,750 Shares at $10.00 Per Share
	(In thousands)
Offering proceeds	$3,443	$4,658
Less: offering expenses	(630)	(630)

Net offering proceeds	2,813	4,028
Less:
Proceeds contributed to Tempo Bank	2,334	2,867
Proceeds used for loan to employee stock ownership plan	262	406
Proceeds contributed to Sugar Creek MHC	50	50

Proceeds remaining for Sugar Creek Financial	$167	$705

Initially, Sugar Creek Financial intends to invest the proceeds in short-term liquid investments. In the future, Sugar Creek Financial may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Tempo Bank intends to invest the proceeds it receives in short-term liquid investments. In the future, Tempo Bank may use the portion of the proceeds that it receives to fund new loans, invest in securities, open new branches and expand its business activities. Sugar Creek Financial and Tempo Bank may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time.

Purchases by Directors and Executive Officers (page 68)

We expect that our directors and executive officers, together with their associates, will subscribe for 36,600 shares, which equals 7.9% of the shares that would be sold at the maximum of the offering range. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of reorganization and stock issuance. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering.

Market for Sugar Creek Financial’s Common Stock (page 29)

We intend to have the common stock of Sugar Creek Financial quoted on the OTC Bulletin Board. Keefe, Bruyette & Woods currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for our common stock will develop or, if developed, will be maintained. After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. There can be no assurance that persons purchasing the common stock in the offering will be able to sell their shares at or above the $10.00 offering price, and brokerage firms typically charge commissions related to the purchase or sale of securities.

Sugar Creek Financial’s Dividend Policy (page 28)

We have not determined whether we will pay dividends on the common stock. After the offering, we will consider a policy of paying regular cash dividends. Our ability to pay dividends will depend on a number of factors, including capital requirements, regulatory limitations and our operating results and financial condition. Initially, our ability to pay dividends will be limited to the net proceeds of the offering retained by Sugar Creek Financial and earnings from the investment of such proceeds. At the minimum and maximum of the offering range, Sugar Creek Financial will retain approximately $167,000 and $705,000 of the net proceeds, respectively. Additionally, funds could be contributed from Tempo Bank through dividends; however, the ability of Tempo Bank to dividend funds to Sugar Creek Financial is subject to regulatory limitations described in more detail in “Our Dividend Policy.” We anticipate that Sugar Creek MHC will waive receipt of any dividends that we pay.

Possible Conversion of Sugar Creek MHC to Stock Form (page 74)

In the future, we may undertake a transaction commonly known as a “second-step conversion” in which we would convert from the mutual holding company form of organization to the capital stock form of organization. In a second-step conversion, members of Sugar Creek MHC would have subscription rights to purchase common stock of Sugar Creek Financial or its successor, and the public stockholders of Sugar Creek Financial would be entitled to exchange their shares of common stock for an equal percentage of shares of the new holding company. This percentage may be adjusted to reflect any assets owned by Sugar Creek MHC. Sugar Creek Financial’s public stockholders, therefore, would own approximately the same percentage of the resulting entity as they owned before the second-step conversion. Any second-step conversion would require the approval of the shareholders of Sugar Creek Financial, other than Sugar Creek MHC, and the members of Sugar Creek MHC. We have no current plan to undertake a second-step conversion transaction.

Delivery of Prospectus

To ensure that each person receives a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to such date or hand-deliver prospectuses later than two days prior to that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than U.S. mail.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at Noon, Central time, on March 20, 2007 whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates (page 91)

Certificates representing shares of common stock issued in the offering will be mailed to purchasers at the address provided on the order form as soon as practicable following completion of the offering and receipt of all necessary regulatory approvals.

Stock Information Center

If you have any questions regarding the offering, please call the stock information center at (618) 224-9095 to speak to a registered representative of Keefe, Bruyette & Woods. The stock information center is open Monday 10:00 a.m. to 5:00 p.m., Tuesday through Thursday 9:00 a.m. to 5:00 p.m. and Friday 9:00 a.m. to 12:00 Noon, Central time.

Risk Factors

You should consider carefully the following risk factors before purchasing Sugar Creek Financial common stock.

Risks Related to Our Business

Rising interest rates may hurt our profits and asset values.

Interest rates have recently been at historically low levels. However, between June 30, 2004, and June 30, 2006, the U.S. Federal Reserve increased its target for the federal funds rate 17 times in 25 basis point increments from 1.00% to 5.25%. The increase in the federal funds rate has had the effect of increasing short-term market interest rates. While short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This “flattening” of the market yield curve has had a negative impact on our interest rate spread and net interest margin, which has reduced our profitability. If short-term interest rates continue to rise, and if rates on our deposits continue to reprice upwards faster than the rates on our long-term loans and investments, we would continue to experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Interest Rate Risk Management.”

A downturn in the local economy could hurt our profits.

Nearly all of our loans are secured by real estate or made to businesses in Clinton County, southwestern Madison County and eastern St. Clair County, Illinois. The Clinton and Madison County economies are significantly affected by agriculture and agriculture–related industries and offer limited opportunity for significant growth in loan originations or deposits. The economy of eastern St. Clair County and the surrounding communities is heavily dependent on Scott Air Force Base. Scott Air Force Base, the number three employer in the St. Louis region, has approximately 7,800 active duty military, Air National Guard and Air Force Reserve members, and employs approximately 5,500 additional personnel. In addition, several defense contractors are currently located in communities near Scott Air Force Base. As a result, a downturn in the local economy, particularly local agriculture or the downsizing or closing of Scott Air Force Base, could cause significant increases in nonperforming loans, which would hurt our earnings. We have no reason to believe that Scott Air Force Base might be downsized or closed. In addition, adverse employment conditions may have a negative effect on the ability of our borrowers to make timely repayments of their loans and on our ability to make new loans, which would have an adverse impact on our earnings. For a discussion of our market area, see “Our Business—Market Area.”

As a result of our concentration on one- to four-family residential real estate lending, a downturn in real estate values could hurt our profits.

At September 30, 2006, $66.1 million, or 88.5%, of our loan portfolio consisted of one- to four-family residential real estate loans. After the offering, we intend to maintain this relatively high concentration of loans in one- to four-family lending. Although these types of loans generally expose a lender to less risk of non-payment and loss than commercial and construction loans, the market for loans on one- to four-family homes is significantly dependent on real estate values. A decline in real estate values could cause some of our one- to four-family residential real estate loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in real estate values could result in a decline in the origination of such loans.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Our allowance for loan losses was 0.17% of total loans at September 30, 2006, and material additions to our allowance could materially decrease our net income. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2006, which is the most recent date for which data is available from the FDIC, we held 7.7% of the deposits in Clinton County, Illinois. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area. For more information about our market area and the competition we face, see “Our Business—Market Area” and “Our Business—Competition.”

Federal Home Loan Bank of Chicago practices restrict our ability to liquidate, and limit the amount of dividends paid on, our investment in Federal Home Loan Bank of Chicago stock.

We are a member of the Federal Home Loan Bank of Chicago, from which we borrow to fund our operations. As a member, we are required to own stock in the Federal Home Loan Bank of Chicago. In addition, we maintain excess or voluntary stock, which is stock held in excess of the amount required as a condition of membership or for borrowings, as an additional source of liquidity. In the past, the dividend rate on the stock was competitive and the Federal Home Loan Bank of Chicago agreed to redeem the stock at par. However, during 2005, the Federal Home Loan Bank of Chicago experienced financial reporting problems and entered into a written agreement with the Federal Housing Finance Board, which oversees the Federal Home Loan Banks. Under the terms of the agreement, the Federal Home Loan Bank of Chicago agreed to maintain a minimum capital level and to reduce the ratio of its capital represented by redeemable stock. In connection with the agreement, the Federal Home Loan Bank of Chicago currently will redeem excess or voluntary stock held by institutions only during announced redemption windows for specified amounts of capital stock. In addition, the average quarterly dividend on the stock has been reduced from 6.13% for calendar 2004 to 3.08% for calendar 2006. As of September 30, 2006, we owned $2.0 million of Federal Home Loan Bank of Chicago stock, of which $1.3 million was considered excess or voluntary stock. Based on the liquidity needs of Tempo Bank and subject to the stock redemption guidelines of the Federal Home Loan Bank of Chicago, Tempo Bank expects to redeem the majority of its excess or voluntary stock. For the six months ended September 30, 2006 and the years ended March 31, 2006 and 2005, we recognized $33,000, $109,000 and $271,000, respectively, in dividend income from the Federal Home Loan Bank of Chicago.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Tempo Bank is, and Sugar Creek MHC and Sugar Creek Financial will be, subject to regulation and supervision by the Office of Thrift Supervision. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Tempo Bank rather than for holders of Sugar Creek Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Risks Related to this Offering

Additional expenses following the offering from new equity benefit plans will adversely affect our profitability.

Following the offering, we will recognize additional annual employee compensation expenses stemming from options and shares granted to employees, directors and executives under new benefit plans. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be material. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients. These benefit expenses in the first year following the offering have been estimated to be approximately $76,000 at the maximum of the offering range, as set forth in the pro forma financial information under “Pro Forma Data” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock, the number of shares awarded under the plans and the timing of the implementation of the plans. For further discussion of these plans, see “Our Management—Benefit Plans.”

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements, which will increase our operating expenses.

As a result of the completion of this offering, we will become a public reporting company. The federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to certify the adequacy of our internal controls and procedures, which will require us to upgrade our accounting systems. These reporting and compliance obligations will increase our operating expenses and could divert our management’s attention from our operations.

Our return on equity will initially be low compared to other publicly traded financial institutions. A low return on equity may negatively impact the trading price of our common stock.

Net income divided by average equity, known as “return on equity,” is a ratio used by many investors to compare the performance of a financial institution with its peers. For the year ended March 31, 2006, our return on equity was 8.08%. Although we expect that our net income will increase following the offering, we expect that our return on equity will be reduced as a result of the additional capital that we will raise in the offering. For example, our pro forma return on equity for the twelve months ended December 31, 2006 is 1.64%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by RP Financial in its appraisal had an average return on equity of 3.62% for the twelve months ended December 31, 2006, or the latest date available. Over time, we intend to use the net proceeds from this offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held companies. This goal could take a number of years to achieve, and we cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of this offering.

We have broad discretion in investing the proceeds of the offering.

At the maximum of the offering range, Sugar Creek Financial intends to contribute approximately 71.2% of the net proceeds of the offering to Tempo Bank and to use approximately 10.1% and 1.2% of the net proceeds to fund the loan to the employee stock ownership plan and to capitalize Sugar Creek MHC, respectively. Sugar Creek Financial may use the remaining proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Tempo Bank may use the portion of the proceeds that it receives to fund new loans, open new branches, invest in securities and expand its business activities. We expect that Tempo Bank will deploy its portion of the proceeds to fund new loans over a two-year period, although the timing of such deployment is dependent on several factors, including loan demand, interest rates, the local economy and competition. Sugar Creek Financial and Tempo Bank may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications.

Issuance of shares for benefit programs may dilute your ownership interest.

We intend to adopt an equity incentive plan following the offering. If stockholders approve the new equity incentive plan, we intend to issue shares to our officers, employees and directors through this plan. We may fund the equity incentive plan through the purchase of common stock in the open market, subject to regulatory restrictions, by a trust established in connection with the plan, or from authorized but unissued shares of Sugar Creek Financial common stock. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 1.9%, assuming awards of common stock equal to 1.96% of the shares issued in the offering, including shares issued to Sugar Creek MHC, are awarded under the plan. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 4.7%, assuming stock option grants equal to 4.9% of the shares issued in the offering, including shares issued to Sugar Creek MHC, are granted under the plan. See “Pro Forma Data” and “Our Management—Benefit Plans.”

Sugar Creek MHC’s majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

Sugar Creek MHC will own a majority of Sugar Creek Financial’s common stock after the offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who will manage Sugar Creek Financial and Tempo Bank will also manage Sugar Creek MHC. As a federally chartered mutual holding company, the board of directors of Sugar Creek MHC must ensure that the interests of depositors of Tempo Bank are represented and considered in matters put to a vote of stockholders of Sugar Creek Financial. Therefore, the votes cast by Sugar Creek MHC may not be in your personal best interests as a stockholder. For example, Sugar Creek MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Sugar Creek Financial. Sugar Creek MHC’s ability to control the outcome of the election of the board of directors of Sugar Creek Financial restricts the ability of minority stockholders to effect a change of management. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Sugar Creek MHC, as such transactions require the approval of at least two-thirds of all outstanding voting stock, which can only be achieved if Sugar Creek MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies. Sugar Creek MHC will not be able to control, however, the vote for second-step transactions and implementation of equity incentive plans, each of which require, under current Office of Thrift Supervision regulations and policies, approval by the stockholders other than Sugar Creek MHC.

Office of Thrift Supervision policy on remutualization transactions could prevent acquisition of Sugar Creek Financial, which may adversely affect our stock price.

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in what is commonly called a “remutualization” transaction. In the past, remutualization transactions resulted in minority stockholders receiving a significant premium for their shares. However, in 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or further restrict these transactions in the future, our per share stock price may be adversely affected. For further information, see “Restrictions on Acquisition of Sugar Creek Financial—Regulatory Restrictions.”

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the stock offering, no person, acting alone, together with associates or in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Sugar Creek Financial’s charter provides that, for a period of five years from the date of the stock offering, no person, other than Sugar Creek Financial MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Sugar Creek Financial. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

Our stock price may decline when trading commences.

We cannot guarantee that if you purchase shares in the offering that you will be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations may not be related to the operating performance of particular companies whose shares are traded.

There may be a limited market for our common stock, which may adversely affect our stock price.

Although we intend to have our shares of common stock quoted on the OTC Bulletin Board, there is no guarantee that the shares will be actively traded. If an active trading market for our common stock does not develop, you may not be able to sell your shares of common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

A Warning About Forward-Looking Statements

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial information presented below is derived in part from our financial statements. The following is only a summary and you should read it in conjunction with the financial statements and notes beginning on page F-1. The information at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005 is derived in part from the audited financial statements that appear in this prospectus. The information at September 30, 2006 and for the six months ended September 30, 2006 and 2005 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the six months ended September 30, 2006 are not necessarily indicative of the results of operations that may be expected for the entire year.

	September 30,	March 31,
(Dollars in thousands)	2006	2006	2005
Financial Condition Data:
Total assets	$82,200	$76,436	$67,321
Cash and due from banks, Federal funds sold, and FHLB daily investment deposit	4,404	5,111	3,350
Stock in FHLB of Chicago	2,016	2,831	2,734
Loans receivable, net	74,507	67,092	59,915
Deposits	60,270	59,456	48,748
Advances from FHLB of Chicago	15,000	10,000	12,000
Total retained earnings	6,045	5,949	5,487

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands)	2006	2005	2006	2005
Operating Data:
Interest income	$2,216	$1,936	$3,933	$3,658
Interest expense	(1,257)	(835)	(1,834)	(1,454)

Net interest income	959	1,101	2,099	2,204
(Provision for) recovery of loan losses	4	—	(17)	(2)

Net interest income after provision for loan losses	963	1,101	2,082	2,202
Noninterest income	74	377	439	95
Noninterest expense	(879)	(847)	(1,762)	(1,626)

Earnings before income taxes	158	631	759	671
Income taxes	(63)	(247)	(297)	(263)

Net earnings	$95	$384	$462	$408

	Six Months Ended September 30,		Year Ended March 31,
	2006	2005	2006	2005
Performance Ratios (1):
Return on average assets	0.24%	1.10%	0.65%	0.61%
Return on average equity	3.18	13.54	8.08	7.72
Interest rate spread (2)	2.17	3.01	2.76	3.19
Net interest margin (3)	2.48	3.27	3.04	3.42
Noninterest expense to average assets	2.21	2.43	2.46	2.44
Efficiency ratio (4)	85.12	57.28	69.40	70.75
Average interest-earning assets to average interest-bearing liabilities	109.64	110.56	110.35	110.26
Average equity to average assets	7.55	8.14	8.00	7.92
Capital Ratios(5):
Tier I capital (to adjusted assets)	7.35	7.94	7.78	8.15
Tier I capital (to risk-weighted assets)	13.70	16.03	15.30	15.97
Total risk-based capital (to risk weighted assets)	14.00	16.38	15.64	16.35
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.17	0.20	0.19	0.22
Allowance for loan losses as a percent of nonperforming loans	14.59	27.25	16.15	45.03
Net charge-offs (recoveries) to average outstanding loans during the period	(0.01)	0.00	0.03	0.00
Non-performing loans as a percent of total loans	1.19	0.75	1.20	0.48
Other Data:
Number of offices	2	2	2	2

(1)	Performance ratios for the six months ended September 30, 2006 and 2005 are annualized.

(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3)	Represents net interest income as a percent of average interest-earning assets.

(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income.

(5)	Capital ratios are for Tempo Bank.

Recent Developments

The following tables contain certain information concerning the financial position and results of operations of Tempo Bank. The data at December 31, 2006 and for the three and nine months ended December 31, 2006 and 2005 was not audited, but, in the opinion of our management, reflects all adjustments necessary for a fair presentation. No adjustments were made other than normal recurring entries. The results of operations for the three and nine months ended December 31, 2006 are not necessarily indicative of the results of operations that may be expected for the entire year.

	December 31,	March 31,
(Dollars in thousands)	2006	2006
Financial Condition Data:
Total assets	$83,055	$76,436
Cash and due from banks, Federal funds sold, and FHLB daily investment deposit	3,452	5,111
Stock in FHLB of Chicago	1,660	2,831
Loans receivable, net	76,429	67,092
Deposits	60,039	59,456
Advances from FHLB of Chicago	16,000	10,000
Total retained earnings	6,050	5,949

	Three Months Ended December 31,		Nine Months Ended December 31,
(Dollars in thousands)	2006	2005	2006	2005
Operating Data:
Interest income	$1,172	$983	$3,389	$2,919
Interest expense	(714)	(483)	(1,971)	(1,318)

Net interest income	458	500	1,418	1,601
(Provision for) recovery of loan losses	—	—	4	—

Net interest income after provision for loan losses	458	500	1,422	1,601
Noninterest income	32	38	105	415
Noninterest expense	(482)	(455)	(1,361)	(1,302)

Earnings before income taxes	8	83	166	714
Income taxes	(2)	(33)	(65)	(279)

Net earnings	$6	$50	$101	$435

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005
Performance Ratios (1) :
Return on average assets	0.03%	0.28%	0.17%	0.82%
Return on average equity	0.37	3.43	2.24	10.16
Interest rate spread (2)	1.97	2.56	2.11	2.86
Net interest margin (3)	2.30	2.86	2.42	3.13
Noninterest expense to average assets	2.34	2.51	2.25	2.44
Efficiency ratio (4)	98.43	84.55	89.40	64.56
Average interest-earning assets to average interest-bearing liabilities	109.14	111.03	109.42	110.47
Average equity to average assets	7.37	8.14	7.45	8.04
Capital Ratios (5):
Tier I capital (to adjusted assets)	7.28	8.17	7.28	8.17
Tier I capital (to risk-weighted assets)	13.98	16.31	13.98	16.31
Total risk-based capital (to risk-weighted assets)	13.68	15.96	13.68	15.96
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.17	0.20	0.17	0.20
Allowance for loan losses as a percent of nonperforming loans	18.25	25.43	18.25	25.43
Net charge-offs (recoveries) to average outstanding loans during the period	—	—	(0.01)	—
Non-performing loans as a percent of total loans	0.93	0.79	0.93	0.79
Other Data:
Number of offices	2	2	2	2

(1)	Performance ratios for the three and nine months ended December 31, 2006 and 2005 are annualized.

(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.

(3)	Represents net interest income as a percent of average interest-earning assets.

(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income.

(5)	Capital ratios are for Tempo Bank.

Comparison of Financial Condition at December 31, 2006 and March 31, 2006

Our total assets increased by $6.6 million, or 8.7%, to $83.0 million at December 31, 2006 from $76.4 million at March 31, 2006. The increase resulted primarily from an increase in loans and was partially offset by a decrease in cash and due from banks and a reduction in Federal Home Loan Bank stock. Loans, net of allowance for loan losses, increased by $9.3 million, or 13.9%, to $76.4 million at December 31, 2006 from $67.1 million at March 31, 2006. Cash and due from banks decreased $1.7 million to $3.4 million at December 31, 2006 from $5.1 million at March 31, 2006. Federal Home Loan Bank stock decreased $1.1 million to $1.7 million at December 31, 2006 from $2.8 million March 31, 2006 following a redemption of stock of $815,000 on June 20, 2006 and a second redemption of $356,000 on December 14, 2006.

Nonaccrual loans at December 31, 2006 amounted to $712,000 compared to $805,000 at March 31, 2006. There were no other nonperforming assets at either date.

Total deposits increased $583,000, or 1.0%, to $60.0 million at December 31, 2006 from $59.5 million at March 31, 2006. Core deposits decreased $820,000, or 4.9%, to $16.0 million at December 31, 2006 from $16.8 million at March 31, 2006. Certificate of deposits increased $1.4 million, or 3.3%, to $44.0 million at December 31, 2006 from $42.6 million at March 31, 2006. Federal Home Loan Bank advances increased $6.0 million, or 60.0%, to $16.0 million at December 31, 2006 from $10.0 million at March 31, 2006. During the period, depositors reinvested rate sensitive money from core deposits as well as from maturing certificates into higher-yielding, shorter term certificates. The increased advances were used to fund the remainder of the loan growth during the period.

Total retained earnings increased $101,000, or 1.7%, to $6.05 million at December 31, 2006 from $5.95 million at March 31, 2006 as a result of normal operations.

Comparison of Operating Results for the Three Months Ended December 31, 2006 and 2005.

General. Net earnings for the three months ended December 31, 2006 was $6,000, a decrease of $44,000 from the three months ended December 31, 2005. The decrease in net earnings was primarily the result of a decrease of $42,000 in net interest income for the three month period ended December 31, 2006 compared to the three month period ended December 31, 2005.

Total Interest Income. Total interest income increased $189,000 to $1.2 million for the three months ended December 31, 2006 from $983,000 for the same period ended December 31, 2005. The increase was primarily a result of a $188,000 increase in interest income on loans due to an increase in both the average balance of loans and the average yield on loans.

Total Interest Expense. Total interest expense increased by $231,000 to $714,000 for the three months ended December 31, 2006 from $483,000 for the three months ended December 31, 2005. The increase resulted primarily from an increase in interest expense on deposits of $177,000 and an increase in interest on Federal Home Loan Bank advances of $54,000 for the three months ended December 31, 2006 due to increases in the average balances of, and average rate paid on, both deposits and Federal Home Loan Bank advances.

Net Interest Income. Net interest income decreased $42,000 to $458,000 for the three months ended December 31, 2006 from $500,000 for the three months ended December 31, 2005.

The following table summarizes average balances and average yields and costs for the three months ended December 31, 2006 and 2005.

	Three Months Ended December 31,
	2006			2005
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	$75,898	$1,121	5.91%	$64,726	$933	5.77%
Stock in FHLB of Chicago	1,898	16	3.32	2,823	22	3.10
Other interest-earning assets	1,785	35	7.88	2,420	28	4.57

Total interest-earning assets	79,581	1,172	5.89	69,969	983	5.62
Noninterest-earning assets	2,530			2,523

Total assets	82,111			72,492

Liabilities and equity:
Total interest-bearing deposits	57,916	530	3.66	52,020	353	2.71
FHLB advances	15,000	184	4.90	11,000	130	4.74
Other borrowings	—	—	—	—	—	—

Total interest-bearing liabilities	72,916	714	3.92	63,020	483	3.06
Noninterest-bearing NOW accounts	2,143			2,145
Other noninterest-bearing liabilities	1,004			1,427

Total liabilities	76,063			66,592
Retained earnings	6,048			5,900

Total liabilities and retained earnings	$82,111			$72,492

Net interest income		$458			$500

Provision for Loan Losses. We establish provisions for loan losses which are charged to operations at a level we believe to be appropriate to our risk profile. These provisions represent management’s best estimate of probable loan losses in the portfolio. In evaluating the allowance for loan losses, management considers historical loss experience, the composition of the loan portfolio, adverse situations that might impact a borrower’s ability to repay the loan, the value of the underlying collateral, and peer group information and industry loss statistics.

For the three month period ended December 31, 2006 and December 31, 2005, no additions were made to allowance for loan losses which balance was $130,000 for both periods.

Noninterest Income. Noninterest income includes service charges on deposit accounts and other service charges and fees, loan servicing fees, gain on sale of securities and other income. Total noninterest income decreased $6,000 for the three month period ended December 31, 2006 to $32,000 from $38,000 for the three months ended December 31, 2005. The three months ended December 31, 2005 included a non-recurring gain on sale of stock in a service bureau of $17,000.

Noninterest Expense. Noninterest expense includes salaries and employee benefits, equipment and data processing, occupancy and other expenses. Total noninterest expense increased $27,000 to $482,000 for the three months ended December 31, 2006 from $455,000 for the three months ended December 31, 2005. This increase was due to higher equipment and data processing expense attributable to the growth of Tempo Bank.

Income Taxes. Income taxes decreased $31,000 to $2,000 for the three months ended December 31, 2006 from $33,000 for the three months ended December 31, 2005. The reduction in tax expense is directly attributable to lower earnings before income taxes for the three months ended December 31, 2006 of $8,000 from $83,000 for the three months ended December 31, 2005.

Comparison of Operating Results for the Nine Months Ended December 31, 2006 and 2005.

General. Net earnings decreased $334,000 for the nine months ended December 31, 2006 to $101,000 from $435,000 for the nine months ended December 31, 2005. The difference is primarily attributable to the sale of service bureau stock that was recognized during the nine month period ended December 31, 2005.

Total Interest Income. Total interest income for the nine months ended December 31, 2006 increased by $470,000 to $3.4 million from $2.9 million for the nine months ended December 31, 2005. Interest income increased due to a higher average balance of loans and higher interest rates.

Total Interest Expense. Total interest expense increased by $653,000 for the nine months ended December 31, 2006 to $2.0 million from $1.3 million for the nine months ended December 31, 2005. Interest expense increased due to growth in deposits and an increase in advances from the Federal Home Loan Bank, as well as higher interest rates.

Net Interest Income. Net interest income decreased $183,000 for the nine months ended December 31, 2006 to $1.4 million from $1.6 million for the nine months ended December 31, 2005.

The following table summarizes average balances and average yields and costs for the nine months ended December 31, 2006 and 2005.

	Nine Months Ended December 31,
	2006			2005
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	$73,326	$3,225	5.86%	$62,777	$2,754	5.85%
Stock in FHLB of Chicago	2,225	49	2.93	2,786	91	4.35
Other interest-earning assets	2,408	115	6.37	2,560	74	3.85

Total interest-earning assets	77,959	3,389	5.80	68,123	2,919	5.71
Noninterest-earning assets	2,595			2,898

Total assets	80,554			71,021

Liabilities and equity:
Total interest-bearing deposits	57,946	1,492	3.43	49,367	902	2.44
FHLB advances	13,300	479	4.80	12,300	416	4.51
Other borrowings	—	—	—	—	—	—

Total interest-bearing liabilities	71,246	1,971	3.69	61,667	1,318	2.85
Noninterest-bearing NOW accounts	2,134			1,995
Other noninterest-bearing liabilities	1,174			1,651

Total liabilities	74,554			65,313
Retained earnings	6,000			5,708

Total liabilities and retained earnings	$80,554			$71,021

Net interest income		$1,418			$1,601

Provision for Loan Loss. We recorded a recovery of loan losses of $4,000 during the 2006 period. There were no charge-offs or recoveries during the nine month period ended December 31, 2005.

Noninterest Income. Noninterest income decreased $310,000 to $105,000 for the nine months ended December 31, 2006 from $415,000 for the nine months ended December 31, 2005. This decrease was a result of a gain on sale of the stock in a service bureau of $18,000 during 2006, compared to $345,000 during the 2005 period.

Noninterest Expense. Noninterest expense increased $59,000 for the nine months ended December 31, 2006 to $1.4 million from $1.3 million for the nine months ended December 31, 2005. Increases in compensation and benefits, equipment and data processing expense and other expenses, primarily of advertising and office supplies contributed to the increase.

Income Taxes. The provision for income taxes decreased $214,000 to $65,000 for the nine months ended December 31, 2006 from $279,000 for the nine months ended December 31, 2005 due to lower earnings before income taxes.

Use of Proceeds

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Tempo Bank will reduce Tempo Bank’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
(Dollars in thousands)	344,250 Shares at $10.00 Per Share	Percent of Net Proceeds	405,000 Shares at $10.00 Per Share	Percent of Net Proceeds	465,750 Shares at $10.00 Per Share	Percent of Net Proceeds	535,613 Shares at $10.00 Per Share	Percent of Net Proceeds
Offering proceeds	$3,443		$4,050		$4,658		$5,356
Less: offering expenses	(630)		(630)		(630)		(630)

Net offering proceeds	2,813	100.0%	3,420	100.0%	4,028	100.0%	4,726	100.0%
Less:
Proceeds contributed to Tempo Bank	2,334	83.0	2,809	82.1	2,867	71.2	2,935	62.1
Proceeds used for loan to employee stock ownership plan	262	9.3	353	10.3	406	10.1	467	9.9
Proceeds contributed to Sugar Creek MHC	50	1.8	50	1.5	50	1.2	50	1.0

Proceeds remaining for Sugar Creek Financial	$167	5.9%	$208	6.1%	$705	17.5%	$1,274	27.0%

Sugar Creek Financial intends to invest the proceeds it retains from the offering in short-term, liquid investments, such as U.S. treasury and government agency securities, mortgage-backed securities and cash and cash equivalents, in order to supplement the interest income of Tempo Bank and increase consolidated interest income. The actual amounts to be invested in different instruments will depend on the interest rate environment and Sugar Creek Financial’s liquidity requirements. In the future, Sugar Creek Financial may liquidate its investments and use those funds:

•	to invest in securities;

•	to pay dividends to stockholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to finance the possible acquisition of financial institutions or other businesses that are related to banking, although we have no specific plans to do so at this time; and

•	for general corporate purposes.

Under current Office of Thrift Supervision regulations, Sugar Creek Financial may not repurchase shares of its common stock during the first year following the offering, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.

Tempo Bank initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Tempo Bank, in short-term, liquid investments. Over time, Tempo Bank may use the proceeds that it receives from the offering,:

•	to fund new loans;

•	to invest in securities;

•	to finance the possible expansion of its business activities, including developing new branch locations; and

•	for general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.

Except as described above, neither Sugar Creek Financial nor Tempo Bank has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Reorganization and Stock Offering—Reasons for the Reorganization and Stock Offering.”

Our Dividend Policy

Sugar Creek Financial will retain approximately $167,000 and $705,000 from the net proceeds raised in the offering at the minimum and maximum of the offering range, respectively. We have not yet determined whether we will pay a dividend on the common stock. After the offering, our board of directors will consider a policy of paying regular cash dividends. The board of directors may declare and pay periodic special cash dividends in addition to, or in lieu of, regular cash dividends. In determining whether to declare or pay any dividends, whether regular or special, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions. The regulatory restrictions that affect the payment of dividends by Tempo Bank to us discussed below will also be considered. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future.

If Sugar Creek Financial pays dividends to its stockholders, it also will be required to pay dividends to Sugar Creek MHC, unless Sugar Creek MHC elects to waive the receipt of dividends. We anticipate that Sugar Creek MHC will waive any dividends that Sugar Creek Financial may pay. Any decision to waive dividends will be subject to regulatory approval.

We will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. However, our ability to pay dividends may depend, in part, upon dividends we receive from Tempo Bank because we initially will have no source of income other than dividends from Tempo Bank and earnings from the investment of the net proceeds from the offering that we retain. Office of Thrift Supervision regulations limit dividends and other distributions from Tempo Bank to us. In addition, Sugar Creek Financial may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with the offering. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. See “Regulation and Supervision—Regulation of Federal Savings Associations—Limitation on Capital Distributions.”

Any payment of dividends by Tempo Bank to us that would be deemed to be drawn out of Tempo Bank’s bad debt reserves would require Tempo Bank to pay federal income taxes at the then current income tax rate on the amount deemed distributed. See “Federal and State Taxation—Federal Income Taxation” and note 8 of the notes to the financial statements included in this prospectus. We do not contemplate any distribution by Tempo Bank that would result in this type of tax liability.

Market for the Common Stock

We have not previously issued common stock and there is currently no established market for the common stock. Upon completion of the offering, we expect that our shares of common stock will be quoted on the OTC Bulletin Board. Keefe, Bruyette & Woods intends to become a market maker in our common stock following the offering, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the common stock will develop or, if developed, will be maintained.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock.

Capitalization

The following table presents the historical capitalization of Sugar Creek Financial at September 30, 2006 and the capitalization of Sugar Creek Financial reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the proposed equity incentive plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We are offering our common stock on a best efforts basis. We must sell a minimum of 344,250 shares to complete the offering.

	Capitalization as of September 30, 2006	Pro Forma Capitalization Based Upon the Sale of
(Dollars in thousands)		344,250 Shares at $10.00 Per Share	405,000 Shares at $10.00 Per Share	465,750 Shares at $10.00 Per Share	535,613 Shares at $10.00 Per Share
Deposits (1)	$60,270	$60,270	$60,270	$60,270	$60,270
Borrowings	15,000	15,000	15,000	15,000	15,000

Total deposits and borrowed funds	$75,270	$75,270	$75,270	$75,270	$75,270

Stockholders’ equity:
Preferred stock:
1,000,000 shares, $.01 par value per share, authorized; none issued or outstanding	—	—	—	—	—
Common stock:
14,000,000 shares, $.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	—	8	9	10	12
Additional paid-in capital	—	2,805	3,411	4,018	4,714
Retained earnings (3)	6,045	6,045	6,045	6,045	6,045
Less:
Capitalization of Sugar Creek MHC	—	50	50	50	50
Common stock acquired by employee stock ownership plan (4)	—	262	353	406	467
Common stock to be acquired by equity incentive plan (5)	—	112	176	203	233

Total stockholders’ equity	$6,045	$8,434	$8,886	$9,414	$10,021

Total pro forma stockholders’ equity as a percentage of pro forma total assets (1)	7.35%	9.97%	10.45%	11.00%	11.63%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.

(2)	Reflects total issued and outstanding shares of 765,000, 900,000, 1,035,000 and 1,190,250 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

(3)	Retained earnings are restricted by applicable regulatory capital requirements.

(4)	Assumes that 3.92% (3.43% at the minimum of the offering range) of the common stock issued in the offering, including shares issued to Sugar Creek MHC, will be acquired by the employee stock ownership plan in the offering with funds borrowed from Sugar Creek Financial. Under U.S. generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and is, accordingly, reflected as a reduction of capital. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur in the amount of the compensation expense recognized. Since the funds are borrowed from Sugar Creek Financial, the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the financial statements of Sugar Creek Financial. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”

(5)	Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 1.96% (1.47% at the minimum of the offering range) of the shares of common stock issued in the offering, including shares issued to Sugar Creek MHC. The shares are reflected as a reduction of stockholders’ equity. The equity incentive plan will be submitted to stockholders for approval at a meeting following the offering. See “Risk Factors—Issuance of shares for benefit programs may dilute your ownership interest,” “Pro Forma Data” and “Our Management—Benefit Plans—Future Equity Incentive Plan.”

Regulatory Capital Compliance

At September 30, 2006, Tempo Bank exceeded all regulatory capital requirements. The following table presents Tempo Bank’s capital position relative to its regulatory capital requirements at September 30, 2006, on a historical and a pro forma basis. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan is deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. For a discussion of the capital standards applicable to Tempo Bank, see “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements.”

			Pro Forma at September 30, 2006
			Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
	Historical at September 30, 2006		344,250 Shares at $10.00 Per Share		405,000 Shares at $10.00 Per Share		465,750 Shares at $10.00 Per Share		535,613 Shares at $10.00 Per Share
(Dollars in thousands)	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
Total equity under generally accepted accounting principles	$6,045	7.35%	$8,117	9.60%	$8,501	10.00%	$8,506	10.00%	$8,513	10.00%

Tangible Capital:
Capital level	$6,045	7.35%	$8,117	9.60%	$8,501	10.00%	$8,506	10.00%	$8,513	10.00%
Requirement	1,233	1.50%	1,268	1.50%	1,275	1.50%	1,276	1.50%	1,277	1.50%

Excess	$4,812	5.85%	$6,849	8.10%	$7,226	8.50%	$7,230	8.50%	$7,236	8.50%

Core Capital:
Capital level	$6,045	7.35%	$8,117	9.60%	$8,501	10.00%	$8,506	10.00%	$8,513	10.00%
Requirement	3,288	4.00%	3,381	4.00%	3,400	4.00%	3,403	4.00%	3,405	4.00%

Excess	$2,757	3.35%	$4,736	5.60%	$5,101	6.00%	$5,103	6.00%	$5,108	6.00%

Total Risk-Based Capital:
Total risk-based capital (2) (3)	$6,175	14.00%	$8,247	18.50%	$8,631	19.32%	$8,637	19.32%	$8,644	19.33%
Requirement	3,530	8.00%	3,567	8.00%	3,575	8.00%	3,576	8.00%	3,577	8.00%

Excess	$2,645	6.00%	$4,680	10.50%	$5,056	11.32%	$5,061	11.32%	$5,067	11.33%

Reconciliation of capital contributed to Tempo Bank:
Net proceeds contributed to Tempo Bank			$2,334		$2,809		$2,867		$2,935
Less common stock acquired by ESOP			(262)		(353)		(406)		(467)

Pro forma increase in GAAP and regulatory capital			$2,072		$2,456		$2,461		$2,468

(1)	Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $82.2 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $44.1 million.

(2)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

(3)	Includes allowance for loan losses of $130,000.

Pro Forma Data

The following tables show information about our net income and stockholders’ equity reflecting the offering. The information provided illustrates our pro forma net income and stockholders’ equity based on the sale of common stock at the minimum of the offering range, the midpoint of the offering range, the maximum of the offering range and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions:

•	All shares of stock will be sold in the subscription and direct community offerings;

•

Our employee stock ownership plan will purchase a number of shares equal to 3.92% (3.43% at the minimum of the offering range) of the shares issued in the offering, including shares issued to Sugar Creek MHC, with a loan from Sugar Creek Financial that will be repaid in equal installments over 15 years; and

•	Total expenses of the offering, including fees paid to Keefe, Bruyette & Woods, will be approximately $630,000.

Actual expenses may vary from this estimate, and the amount of fees paid will depend upon whether a syndicate of broker-dealers or other means is necessary to sell the shares (which would increase offering expenses), and other factors.

Pro forma net income for the six months ended September 30, 2006 and the year ended March 31, 2006 has been calculated as if the offering were completed at the beginning of each period, and the net proceeds had been invested at 4.91% for the six months ended September 30, 2006 and 4.82% for the year ended March 31, 2006, which represents the one-year treasury rate for each period end date. We believe that the one-year treasury rate represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required by Office of Thrift Supervision regulations.

A pro forma after-tax return of 3.00% is used for the six months ended September 30, 2006 and of 2.94% for the year ended March 31, 2006, after giving effect to a combined federal and state income tax rate of 39.0%. The actual rate experienced by Sugar Creek Financial may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•

The final column gives effect to a 15% increase in the offering range, which may occur without any further notice if RP Financial increases its appraisal to reflect the results of this offering, changes in our financial condition or results of operations, or changes in market conditions after the offering begins. See “The Reorganization and Stock Offering—How We Determined the Offering Range and the $10.00 Purchase Price.”

•

Since funds on deposit at Tempo Bank may be withdrawn to purchase shares of common stock, the amount of funds available for investment will be reduced by the amount of withdrawals for stock purchases. The pro forma tables do not reflect withdrawals from deposit accounts.

•

Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering, the additional employee stock ownership plan expense or the proposed equity incentive plan.

•

Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to stockholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Tempo Bank’s special bad debt reserves for income tax purposes, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

•	The pro forma tables do not reflect the impact of the new expenses that we expect to incur as a result of operating as a public company.

The following pro forma data, which are based on Tempo Bank’s equity at September 30, 2006 and March 31, 2006, and net income for the six months ended September 30, 2006 and the year ended March 31, 2006, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data rely exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data does not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to stockholders if we were to be liquidated after the offering.

We are offering our common stock on a best efforts basis. We must sell a minimum of 344,250 shares to complete the offering.

At or For the Six Months Ended September 30, 2006
(Dollars in thousands, except per share amounts)	Minimum of Offering Range 344,250 Shares at $10.00 Per Share	Midpoint of Offering Range 405,000 Shares at $10.00 Per Share	Maximum of Offering Range 465,750 Shares at $10.00 Per Share	15% Above Maximum of Offering Range 535,613 Shares at $10.00 Per Share
Gross proceeds	$3,443	$4,050	$4,658	$5,356
Less: estimated expenses	(630)	(630)	(630)	(630)

Estimated net proceeds	2,813	3,420	4,028	4,726
Less: common stock acquired by employee stock ownership plan (1)	(262)	(353)	(406)	(467)
Less: cash to Sugar Creek MHC	(50)	(50)	(50)	(50)
Less: common stock to be acquired by equity incentive plan (2)	(112)	(176)	(203)	(233)

Net investable proceeds	$2,389	$2,841	$3,369	$3,976

Pro Forma Net Income:
Pro forma net income (3):
Historical	$95	$95	$95	$95
Pro forma income on net investable proceeds	36	43	51	60
Less: pro forma employee stock ownership plan adjustments (1)	(6)	(7)	(8)	(10)
Less: pro forma restricted stock award expense (2)	(7)	(11)	(13)	(14)
Less: pro forma stock option expense (3)	(13)	(15)	(18)	(20)

Pro forma net income	$105	$105	$107	$111

Pro forma net income per share (3):
Historical	$0.13	$0.11	$0.10	$0.08
Pro forma income on net investable proceeds	0.05	0.05	0.05	0.05
Less: pro forma employee stock ownership plan adjustments (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense (2)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option expense (3)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share	$0.14	$0.12	$0.11	$0.09

Offering price as a multiple of pro forma net income per share (annualized)	35.71	x	41.67	x	45.45	x	55.56	x
Number of shares used to calculate pro forma net income per share (4)	739,635	865,896	995,780	1,145,148
Pro Forma Stockholders’ Equity:
Pro forma stockholders’ equity (book value):
Historical	$6,045	$6,045	$6,045	$6,045
Estimated net proceeds	2,813	3,420	4,028	4,726
Less: capitalization of Sugar Creek MHC	(50)	(50)	(50)	(50)
Less: common stock acquired by employee stock ownership plan (1)	(262)	(353)	(406)	(467)
Less: common stock to be acquired by equity incentive plan (2)	(112)	(176)	(203)	(233)

Pro forma stockholders’ equity	$8,434	$8,886	$9,414	$10,021

Pro forma stockholders’ equity per share:
Historical	$7.90	$6.72	$5.84	$5.08
Estimated net proceeds	3.68	3.80	3.89	3.97
Less: capitalization of Sugar Creek MHC	(0.07)	(0.06)	(0.05)	(0.04)
Less: common stock acquired by employee stock ownership plan (1)	(0.34)	(0.39)	(0.39)	(0.39)
Less: common stock to be acquired by equity incentive plan (2)	(0.15)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share	$11.02	$9.87	$9.09	$8.42

Offering price as a percentage of pro forma stockholders’ equity per share	90.74%	101.32%	110.01%	118.76%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	90.74%	101.32%	110.01%	118.76%
Number of shares used to calculate pro forma stockholders’ equity per share (4)	765,000	900,000	1,035,000	1,190,250

At or For the Year Ended March 31, 2006
(Dollars in thousands, except per share amounts)	Minimum of Offering Range 344,250 Shares at $10.00 Per Share	Midpoint of Offering Range 405,000 Shares at $10.00 Per Share	Maximum of Offering Range 465,750 Shares at $10.00 Per Share	15% Above Maximum of Offering Range 535,613 Shares at $10.00 Per Share
Gross proceeds	$3,443	$4,050	$4,658	$5,356
Less: estimated expenses	(630)	(630)	(630)	(630)

Estimated net proceeds	2,813	3,420	4,028	4,726
Less: common stock acquired by employee stock ownership plan (1)	(262)	(353)	(406)	(467)
Less: cash to Sugar Creek MHC	(50)	(50)	(50)	(50)
Less: common stock to be acquired by equity incentive plan (2)	(112)	(176)	(203)	(233)

Net investable proceeds	$2,389	$2,841	$3,369	$3,976

Pro Forma Net Income:
Pro forma net income (3):
Historical	$462	$462	$462	$462
Pro forma income on net investable proceeds	70	84	99	117
Less: pro forma employee stock ownership plan adjustments (1)	(11)	(14)	(16)	(19)
Less: pro forma restricted stock award expense (2)	(14)	(22)	(25)	(28)
Less: pro forma stock option expense (3)	(26)	(30)	(35)	(40)

Pro forma net income	$481	$480	$485	$492

Pro forma net income per share (3):
Historical	$0.62	$0.53	$0.46	$0.40
Pro forma income on net investable proceeds	0.09	0.10	0.10	0.10
Less: pro forma employee stock ownership plan adjustments (1)	(0.01)	(0.02)	(0.02)	(0.02)
Less: pro forma restricted stock award expense (2)	(0.02)	(0.03)	(0.03)	(0.02)
Less: pro forma stock option expense (3)	(0.04)	(0.03)	(0.04)	(0.03)

Pro forma net income per share	$0.64	$0.55	$0.47	$0.43

Offering price as a multiple of pro forma net income per share (annualized)	15.63	x	18.18	x	21.28	x	23.26	x
Number of shares used to calculate pro forma net income per share (4)	740,510	867,072	997,133	1,146,703
Pro Forma Stockholders’ Equity:
Pro forma stockholders’ equity (book value):
Historical	$5,949	$5,949	$5,949	$5,949
Estimated net proceeds	2,813	3,420	4,028	4,726
Less: capitalization of Sugar Creek MHC	(50)	(50)	(50)	(50)
Less: common stock acquired by employee stock ownership plan (1)	(262)	(353)	(406)	(467)
Less: common stock to be acquired by equity incentive plan (2)	(112)	(176)	(203)	(233)

Pro forma stockholders’ equity	$8,338	$8,790	$9,318	$9,925

Pro forma stockholders’ equity per share:
Historical	$7.78	$6.61	$5.75	$5.00
Estimated net proceeds	3.68	3.80	3.89	3.97
Less: capitalization of Sugar Creek MHC	(0.07)	(0.06)	(0.05)	(0.04)
Less: common stock acquired by employee stock ownership plan (1)	(0.34)	(0.39)	(0.39)	(0.39)
Less: common stock to be acquired by equity incentive plan (2)	(0.15)	(0.20)	(0.20)	(0.20)

Pro forma stockholders’ equity per share	$10.90	$9.76	$9.00	$8.34

Offering price as a percentage of pro forma stockholders’ equity per share	91.74%	102.46%	111.11%	119.90%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	91.74%	102.46%	111.11%	119.90%
Number of shares used to calculate pro forma stockholders’ equity per share (4)	765,000	900,000	1,035,000	1,190,250

(footnotes on following page)

(1)	Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 3.92% (3.43% at the minimum of the offering range) of the shares issued in the offering, including shares issued to Sugar Creek MHC (26,239, 35,280, 40,572 and 46,657) shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the net offering proceeds retained by Sugar Creek Financial. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently 8.25%, and a term of 15 years. Tempo Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. Interest income that Sugar Creek Financial will earn on the loan will offset a portion of the compensation expense recorded by Tempo Bank as it contributes to the ESOP. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased.

The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/15 of the total, based on a 15-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”

(2)	Assumes that Sugar Creek Financial will purchase in the open market a number of shares of stock equal to 1.96% (1.47% at the minimum of the offering range) of the shares issued in the offering, including shares issued to Sugar Creek MHC (11,246, 17,640, 20,286 and 23,329 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), that will be reissued as restricted stock awards under a equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at Sugar Creek Financial or with dividends paid to Sugar Creek Financial by Tempo Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required stockholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders by approximately 1.9% (1.4% at the minimum of the offering range).

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of Sugar Creek Financial common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 39.0%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(3)

The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the equity incentive plan to be adopted following the offering. If the equity incentive plan is approved by stockholders, a number of shares equal to 4.9% of the number of shares issued in the offering, including shares issued to Sugar Creek MHC (37,485, 44,100, 50,715 and 58,322) shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. We will follow Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, to account for stock options issued. This standard requires compensation cost relating to share-based payment transactions be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Using the Black-Scholes option-pricing formula, the options are assumed to have a value of $3.78 for each option, based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0%; expected life, 10 years; expected volatility, 9.68%; and risk-free interest rate, 4.64%. Because there currently is no market for Sugar Creek Financial common stock, the assumed expected volatility is based on the SNL MHC Index for all publicly-traded thrifts. The dividend yield is assumed to be 0% because there is no history of dividend payments and the board of directors has not expressed an intention to commence dividend payments upon completion of the offering. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the options awarded was an amortized expense during each year, that 25% of the options awarded are non-qualified options and that the combined federal and state income tax rate was 39.0%. We plan to use the Black-Scholes option-pricing formula; however, if the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders by approximately 4.7%.

(4)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within six months or one year, as applicable, following the offering as adjusted to effect a weighted average over the period. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

Our Business

General

Sugar Creek Financial will be organized as a federal corporation upon completion of the reorganization. As a result of the reorganization, Tempo Bank will be a wholly owned subsidiary of Sugar Creek Financial. Upon completion of the reorganization, Sugar Creek Financial’s business activities will be the ownership of the outstanding capital stock of Tempo Bank and management of the investment of offering proceeds retained from the reorganization and offering. Initially, Sugar Creek Financial will neither own nor lease any property but will instead use the premises, equipment and other property of Tempo Bank with the payment of appropriate rental fees, under the terms of an expense allocation agreement. In the future, Sugar Creek Financial may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.

Tempo Bank was originally chartered in 1889 as an Illinois state-chartered mutual building and loan association named “Trenton Building and Loan Association.” Tempo Bank converted to a federally chartered savings bank in 1989 and changed its name to “Tempo Bank, A Federal Savings Bank.” Tempo Bank adopted its present name in October 2006.

Our website address is www.tempobank.com. Information on our website should not be considered a part of this prospectus.

Market Area

We are headquartered in Trenton, Illinois. In addition to our main office, we operate a full-service branch office in Breese, Illinois. Trenton and Breese are in Clinton County, Illinois, approximately 35 miles east of St. Louis, Missouri. Historically, substantially all of our loans were made to borrowers who resided within approximately 18 miles of our main office which includes the communities in Clinton County, eastern St. Clair County and southeastern Madison County.

The communities served by Tempo Bank are economically diverse. The communities in Clinton County and southeastern Madison County are generally rural and have an agriculturally-based economy. In 2006, Clinton County had a total population of 37,000. Median household income in Clinton and Madison Counties was below the Illinois, but above the national, median household incomes in 2003. St. Clair County, Illinois, is immediately due east of St. Louis, Missouri and is home to Scott Air Force Base, the number three employer in the St. Louis region. The communities that we serve in eastern St. Clair County were once dominated by agriculture. In the past several years, however, as the St. Louis metropolitan area has expanded in Illinois, the communities in eastern St. Clair County have experienced economic expansion and now consist of a diverse blend of industries, urban centers and significant corporate investment. Although eastern St. Clair is home to several growing communities, the median household income in St. Clair County as a whole was below the Illinois and national median household incomes in 2003.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Several large holding companies operate banks in our market area, including Bank of America, U.S. Bancorp and Regions Financial Corporation. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2006, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 7.7% of the deposits in Clinton County, Illinois, which was the fourth largest market share out of 12 institutions with offices in Clinton County.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

One- to Four-Family Residential Loans. We offer three types of residential mortgage loans: fixed-rate loans, balloon loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of 10, 15 or 30 years and balloon mortgage loans with terms of three, five, 10 or 15 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually or every three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. Our current practice is to retain all mortgage loans that we originate in our loan portfolio.

Borrower demand for adjustable-rate or balloon loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate or balloon loans. The relative amount of fixed-rate, balloon and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans.

We generally do not make high loan-to-value loans (defined as loans with a loan-to-value ratio of 90% or more) without private mortgage insurance. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We occasionally offer fixed-rate, balloon and adjustable-rate mortgage loans secured by commercial and multi-family real estate. Our commercial and multi-family real estate loans are generally secured by apartment, retail, restaurant and office/warehouse buildings.

While the terms of our commercial and multi-family real estate loans are set on a case by case basis, generally these loans are balloon loans with terms of three, five, 10 or 15 years. Loans are secured by first mortgages, and amounts generally do not exceed 85% of the property’s appraised value.

As of September 30, 2006, our largest commercial and multi-family real estate loan was $460,000 and was secured by an apartment building. This loan was performing in accordance with its original terms at September 30, 2006.

Land Loans. We also originate fixed-rate loans secured by unimproved land. Our land loans generally have terms of 15 years or less and loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. As of September 30, 2006, our largest land loan was $243,000 and was secured by undeveloped land. This loan was performing in accordance with its original terms at September 30, 2006.

Consumer Loans. Our consumer loans consist primarily of new and used automobile loans and home equity loans. We occasionally make loans secured by deposit accounts.

Our automobile loans have fixed interest rates and generally have terms up to five years for new automobiles and four years for used automobiles. We will generally offer automobile loans with a maximum loan-to-value ratio of 90% of the purchase price of the vehicle.

We offer home equity loans with a maximum combined loan to value ratio of 89% or less. Home equity loans have fixed interest rates and terms that typically range from one to 15 years.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans and Land Loans. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. Loans secured by undeveloped land generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment. As a result, repayment of commercial and multi-family real estate and land loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. In reaching a decision on whether to make a commercial or multi-family real estate loan or a land loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are real estate agents and home builders, existing customers, walk-in traffic, advertising and referrals from customers. We generally originate loans for our portfolio and generally do not purchase loans or participation interests in loans.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer’s experience and tenure. All loans over $50,000 must be approved by the loan committee of the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of our stated capital and reserves. At September 30, 2006, our regulatory limit on loans to one borrower was $926,000. At that date, our largest lending relationship was $849,000 and was secured by a single-family residence and an apartment building. These loans were performing in accordance with its original terms at September 30, 2006. As a result of the offering, we expect our regulatory loans to one borrower limit will increase.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of Chicago stock.

At September 30, 2006, our investment portfolio totaled $2.0 million, or 2.5% of total assets, and consisted solely of our investment in Federal Home Loan Bank of Chicago stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The board of directors is also responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of Illinois. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing NOW accounts, interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be in the middle of the market for rates on all types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of Chicago to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness. Depending on market conditions, after the offering we intend to continue to utilize advances from the Federal Home Loan Bank of Chicago at our current level of borrowing.

Properties

We conduct our business through our main office in Trenton, Illinois and our branch office in Breese, Illinois, both of which we own. The net book value of our land, buildings, furniture, fixtures and equipment was $891,000 as of September 30, 2006.

Personnel

As of September 30, 2006, we had 17 full-time employees and three part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

Tempo Bank does not have any subsidiaries.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the financial statements and notes to the financial statements that appear at the end of this prospectus.

Overview

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. In recent periods, short-term interest rates (which influence the rates we pay on deposits) have increased, while longer-term interest rates (which influence the rates we earn on loans) have not. The narrowing of the spread between the interest we earn on loans and investments and the interest we pay on deposits has negatively affected our net interest income.

A secondary source of income is non-interest income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from loan service charges and service charges on deposit accounts.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expenses and other miscellaneous expenses, such as advertising, supplies, telephone, postage and professional services.

Our largest noninterest expense is compensation and benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Following the offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future. For an illustration of these expenses, see “Pro Forma Data.”

Following the offering, our noninterest expenses are likely to increase as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees, expenses of shareholder communications and meetings and expenses related to the addition of personnel in our accounting department.

Critical Accounting Policies

In the preparation of our financial statements, we have adopted various accounting policies that govern the application of U.S. generally accepted accounting principles. Our significant accounting policies are described in note 1 of the notes to financial statements included in this prospectus.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least monthly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 1 of the notes to the financial statements included in this prospectus.

Operating Strategy

Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing our strategy of:

•	Remaining a community-oriented institution;

•	Continuing to emphasize the origination of one- to four-family residential real estate lending;

•	Building core deposits by expanding our branch network into growing communities;

•	Continuing to grow our commercial and multi-family real estate, land and consumer loan portfolio; and

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolios; and

Remaining a community-oriented institution

We were established in 1889 and have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate and remain dedicated to providing customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our area.

Continue to emphasize the origination of one- to four-family residential real estate lending

Our primary lending activity is the origination of residential real estate loans secured by homes in our market area. We are a portfolio lender and generally do not sell loans in the secondary market. We intend to continue emphasizing the origination of residential real estate loans after completion of the offering. At September 30, 2006, 88.5% of our total loans were one- to four-family residential real estate loans. We believe our emphasis on residential real estate lending, which carries a lower credit risk than commercial and multi-family real estate lending, contributes to our high asset quality.

Building core deposits by expanding our branch network into growing communities

Although most of the communities in Clinton County are rural and have an agricultural-based economy, there are many communities in the eastern St. Louis metropolitan area that are experiencing population growth and economic expansion. We intend to pursue growth of core deposit relationships by expanding into these growing communities through acquisition, or de novo branching. While we currently have no specific plans to acquire a financial institution or branch or open a de novo branch, the capital raised in the offering will enable us to identify and pursue potential acquisitions or, should suitable acquisition opportunities not emerge, undertake de novo branching.

Continuing to grow our commercial and multi-family real estate, land and consumer loan portfolios

In recent years we have worked hard to increase, in terms of size and not relative percentage of total loans, our commercial and multi-family real estate, land and consumer loan portfolios. In particular, commercial and multi-family real estate and land loans increased $1.3 million, or 47.3%, from March 31, 2005 to September 30, 2006 and at September 30, 2006 comprised approximately 5.4% of total loans. In addition, consumer loans increased $406,000, or 9.6%, from March 31, 2005 to September 30, 2006 and at September 30, 2006 comprised approximately 6.2% of total loans. As the St. Louis market continues to grow eastward to the communities we serve in Illinois, we anticipate that there will be many commercial and multi-family real estate, land and consumer loan opportunities that we may pursue with what we believe are our conservative underwriting guidelines.

Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative and we diligently monitor collection efforts. At September 30, 2006, our nonperforming loans were 1.2% of our total loan portfolio. Although we intend to continue our efforts to originate commercial and multi-family loans after the offering, we intend to maintain our philosophy of managing large loan exposures through our conservative approach to lending.

Balance Sheet Analysis

Loans. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family residential real estate, commercial and multi-family real estate and undeveloped land. To a much lesser extent, we originate consumer loans.

The largest segment of our real estate loans is one- to four-family residential real estate loans. At September 30, 2006, one- to four-family residential real estate loans totaled $66.1 million, or 88.5% of total loans, compared to $60.3 million, or 89.5% of total loans, at March 31, 2006 and $53.2 million, or 88.5% of total loans, at March 31, 2005. One- to four-family residential real estate loans increased over this period as a result of the strong real estate market.

Commercial and multi-family real estate loans totaled $2.6 million at September 30, 2006, or 3.5% of total loans, compared to $1.5 million, or 2.3% of total loans, at March 31, 2006 and $2.0 million, or 3.3% of total loans, at March 31, 2005. Multi-family and commercial real estate loans increased during the six months ended September 30, 2006 due to the origination of two additional loans.

Land loans totaled $1.4 million at September 30, 2006, or 1.9% of total loans, compared to $927,000, or 1.4% of total loans, at March 31, 2006 and $730,000, or 1.2% of total loans, at March 31, 2005.

We also originate a variety of consumer loans, including loans secured by new and used automobiles, home equity loans and loans secured by deposit accounts. Consumer loans totaled $4.6 million at September 30, 2006, or 6.2% of total loans, compared to $4.6 million, or 6.8% of total loans, at March 31, 2006 and $4.2 million, or 7.0% of total loans, at March 31, 2005.

Table 1: Loan Portfolio Analysis

	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:
One-to four-family	$66,119	88.45%	$60,275	89.52%	$53,206	88.46%
Multi-family	1,125	1.50	1,011	1.50	1,055	1.75
Commercial	1,456	1.95	536	0.80	942	1.57
Land loans	1,435	1.92	927	1.38	730	1.21

Total real estate loans	70,135	93.82	62,749	93.20	55,933	92.99
Consumer loans:
Automobile	2,740	3.66	2,497	3.71	1,940	3.23
Home equity	1,462	1.96	1,402	2.08	1,343	2.23
Loans secured by deposit accounts	417	0.56	683	1.01	930	1.55

Total consumer loans	4,619	6.18	4,582	6.80	4,213	7.01

Total loans	74,754	100.00%	67,331	100.00%	60,146	100.00%

Loans in process	—		—		—
Allowance for losses	(130)		(130)		(130)
Net deferred loan fees	(117)		(109)		(101)

Loans, net	$74,507		$67,092		$59,915

At September 30, 2006, fixed-rate loans, balloon loans and adjustable-rate loans totaled $39.2 million, $34.9 million and $688,000, respectively.

The following table sets forth certain information at September 30, 2006 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude net deferred loan fees. Our adjustable-rate mortgage loans generally do not provide for downward adjustments below the initial discounted contract rate. When market interest rates rise, as has occurred in recent periods, the interest rates on these loans may increase based on the contract rate (the index plus the margin) exceeding the initial interest rate floor.

Table 2: Contractual Maturities and Interest Rate Sensitivity

September 30, 2006 (Dollars in thousands)	Real Estate Loans	Consumer Loans	Total Loans
Amounts due in:
One year or less	$1,601	$473	$2,074
More than one to five years	8,350	2,453	10,803
More than five years	60,184	1,693	61,877

Total	$70,135	$4,619	$74,754
Interest rate terms on amounts due after one year:
Fixed-rate loans (including balloon loans)	$68,124	$4,146	$72,270
Adjustable-rate loans	410	—	410

Total	$68,534	$4,146	$72,680

March 31, 2006 (Dollars in thousands)	Real Estate Loans	Consumer Loans	Total Loans
Amounts due in:
One year or less	$906	$732	$1,638
More than one to five years	7,124	2,270	9,394
More than five years	54,719	1,580	56,299

Total	$62,749	$4,582	$67,331
Interest rate terms on amounts due after one year:
Fixed-rate loans (including balloon loans)	$61,117	$3,850	$64,967
Adjustable-rate loans	726	—	726

Total	$61,843	$3,850	$65,693

Table 3: Summary of Loan Activity

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands)	2006	2005	2006	2005
Total loans at beginning of period	$67,331	$60,146	$60,146	$53,716
Originations:
One-to four-family	11,126	8,557	14,468	15,785
Multi-family	365	—	—	490
Commercial real estate	944	120	237	—
Land loans	588	105	784	324
Consumer loans	1,731	1,550	3,553	3,321

Total loans originated	14,754	10,332	19,042	19,920
Purchases	—	—	—	—
Principal repayments	(7,331)	(6,740)	(11,857)	(13,490)
Loan sales	—	—	—	—
Transfers to foreclosed real estate	—	—	—	—

Total loans at end of period	$74,754	$63,738	$67,331	$60,146

Investments. At September 30, 2006, our investment portfolio totaled $2.0 million and consisted solely of our investment in Federal Home Loan Bank of Chicago stock. Our investment in Federal Home Loan Bank of Chicago stock decreased during the six months ended September 30, 2006 due to a redemption of $815,000. During 2005, the Federal Home Loan Bank of Chicago announced that it would redeem excess or voluntary stock, which is stock held in excess of the amount required as a condition of membership or for borrowings held by institutions, only during announced redemption windows for specified amounts of capital stock. At September 30, 2006, $1.3 million of our investment in Federal Home Loan Bank stock consisted of excess or voluntary stock. In December 2006, $356,000 of this excess or voluntary stock was redeemed. Based on the liquidity needs of Tempo Bank and subject to the stock redemption guidelines of the Federal Home Loan Bank of Chicago, Tempo Bank expects to redeem the majority of its excess or voluntary stock.

We had no investments that had an aggregate book value in excess of 10% of our equity at September 30, 2006, except for our investment in Federal Home Loan Bank of Chicago.

Deposits. Our deposit base is comprised of noninterest-bearing NOW accounts, NOW accounts, savings accounts, money market accounts and certificates of deposit. We consider our deposit accounts other than certificates of deposit to be core deposits. Deposits increased $814,000, or 1.4%, for the six months ended September 30, 2006, primarily as a result of an increase in certificates of deposit due to higher interest rates compared to other deposit products. Deposits increased $10.7 million, or 22.0%, for the year ended March 31, 2006, as certificates of deposit increased $12.9 million, or 43.3%. Certificates of deposit increased significantly during the year ended March 31, 2006 as a result of our competitive interest rates and the movement of customer funds from lower yielding NOW, savings and money market accounts.

Table 4: Deposits

	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing NOW accounts	$2,199	3.65%	$2,203	3.71%	$1,674	3.43%
NOW accounts	4,309	7.15	5,115	8.60	6,520	13.38
Savings accounts	7,964	13.21	8,279	13.92	8,554	17.55
Money market accounts	1,602	2.66	1,234	2.08	2,258	4.63
Certificates of deposit	44,196	73.33	42,625	71.69	29,742	61.01

Total	$60,270	100.00%	$59,456	100.00%	$48,748	100.00%

Table 5: Time Deposit Maturities of $100,000 or more

September 30, 2006 (Dollars in thousands)	Amount
Maturity Period
Three months or less	$1,128
Over three through six months	1,854
Over six through twelve months	2,418
Over twelve months	1,711

Total	$7,111

Borrowings. We utilize FHLB advances to supplement our supply of funds for loans. In the table below, the weighted average interest rate during the period is based on the weighted average balances determined on a monthly basis.

Table 6: Borrowings

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands)	2006	2005	2006	2005
Maximum amount outstanding at any month end during the period:
FHLB advances	$15,000	$14,000	$14,000	$14,500
Average amount outstanding during the period:
FHLB advances	$12,571	$12,857	$11,769	$12,000
Weighted average interest rate during the period:
FHLB advances	4.69%	4.45%	4.50%	4.42%
Balance outstanding at end of period:
FHLB advances	$15,000	$14,000	$10,000	$12,000
Weighted average interest rate at end of period:
FHLB advances	4.92%	4.49%	4.56%	4.47%

Results of Operations for the Six Months Ended September 30, 2006 and 2005

Financial Highlights. Net earnings decreased primarily due to the positive impact during the six months ended September 30, 2005 of a one-time $329,000 gain on the sale of an equity investment in our service bureau. Additionally, net interest income decreased due to margin compression, as changes in market interest rates drove up the cost of deposits. The increase in non-interest expenses was primarily a result of an increase in compensation and benefits expenses primarily related to salary increases and an increase in the number of employees.

Table 7: Summary Income Statements

Six Months Ended September 30, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Net interest income	$959	$1,101	$(142)	(12.89)%
Provision for loan losses	4	—	4	—
Noninterest income	74	377	(303)	(80.37)
Noninterest expense	(879)	(847)	(32)	3.78
Income taxes	(63)	(247)	184	(74.49)

Net earnings	$95	$384	$(289)	(75.26)%

Return on average equity	3.18%	13.54%	(10.36)%	(76.51)%
Return on average assets	0.24	1.10	(0.86)	(78.18)

Net Interest Income. Net interest income decreased primarily due to the increase in interest expense. Interest expense increased as a result of a $12.3 million, or 39.1%, increase in the average balance of certificates of deposit and a 116 basis point increase in the average rate paid on certificates of deposit. Certificates of deposit increased due to higher interest rates compared to other deposit products and the increasing interest rate environment resulted in the increase in the average rate paid on certificates of deposit. Partially offsetting the increase in interest expense was an increase in interest income on loans due to an increase in the average balance of loans, primarily one- to four-family residential real estate loans.

Table 8: Analysis of Net Interest Income

Six Months Ended September 30, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Components of net interest income
Loans	$2,103	$1,821	$282	15.49%
Securities	33	69	(36)	(52.17)
Other interest-earning assets	80	46	34	73.91

Total interest income	2,216	1,936	280	14.46

Deposits	(962)	(549)	(413)	75.23
Borrowings	(295)	(286)	(9)	3.15

Total interest expense	(1,257)	(835)	(422)	50.54

Net interest income	959	1,101	(142)	(12.90)

Average yields and rates paid
Interest-earning assets	5.73%	5.75%	(0.02)%	(0.35)%
Interest-bearing liabilities	3.56	2.74	0.82	29.93
Interest rate spread	2.17	3.01	(0.84)	(27.91)
Net interest margin	2.48	3.27	(0.79)	(24.16)
Average balances
Loans	$72,223	$61,942	$10,281	16.60%
Investment securities	2,366	2,770	(404)	(14.58)
Other interest-earning assets	2,766	2,649	117	4.42
Deposits	57,982	48,071	9,911	20.62
Borrowings	12,571	12,857	(286)	(2.22)

Provision for Loan Losses. Recovery of loan losses was $4,000 for the six months ended September 30, 2006 compared to no provision for loan losses for the six months ended September 30, 2005. During the six months ended September 30, 2006, we had net recoveries of $4,000. An analysis of the changes in the allowance for loan losses is presented under “Risk Management – Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income. In both periods, shares of our stock that we owned in our data processor were exchanged for cash in a merger resulting in an $18,000 gain in 2006 and a $329,000 gain in 2005. Service charges on deposit accounts increased primarily as a result of the increase in deposits. Loan service charges decreased due to a higher amount of late charges imposed on delinquent loans during 2005.

Table 9: Noninterest Income Summary

Six Months Ended September 30, (Dollars in thousands)	2006	2005	$ Change	% Change
Loan service charges	$8	$18	$(10)	(55.56)%
Service charges on deposit accounts	42	23	19	82.61
Gain on sale of investment in service bureau	18	329	(311)	(94.53)
Other	6	7	(1)	(14.29)

Total	$74	$377	$(303)	(80.37)%

Noninterest Expense. Noninterest expense increased due to the increase in compensation and benefits primarily as a result of salary increases and an increase in the number of employees. Also contributing to the increase in noninterest expense were the increases in expenses relating to advertising and supplies. Advertising and supplies expenses increased due to an increased focus on advertising and the timing of purchases of office supplies.

Table 10: Noninterest Expense Summary

Six Months Ended September 30, (Dollars in thousands)	2006	2005	$ Change	% Change
Compensation and benefits	$529	$501	$28	5.59%
Occupancy and equipment	43	42	1	2.38
Equipment and data processing	142	145	(3)	(2.07)
Federal deposit insurance premiums	4	3	1	33.33
Loss (gain) on foreclosed real estate	—	—	—	—
Advertising	28	23	5	21.74
Supplies	22	15	7	46.67
Other	111	118	(7)	(5.93)

Total	$879	$847	$32	3.78%

Income Taxes. Income taxes for the six months ended September 30, 2006 were $63,000, reflecting an effective tax rate of 39.7%, compared to $247,000 for the six months ended September 30, 2005, reflecting an effective tax rate of 39.1%. Income taxes decreased due to lower pre-tax earnings.

Results of Operations for the Years Ended March 31, 2006 and 2005

Financial Highlights. Net earnings increased primarily due to the positive impact during fiscal 2006 of a one-time $345,000 gain on the sale of an equity investment in our service bureau. Partially offsetting the increase in noninterest income was a decrease in net interest income due to margin compression, as changes in market interest rates drove up the cost of deposits. In addition, noninterest expenses increased primarily as a result of an increase in compensation and benefits expenses related to increased defined benefit plan expense and an increase in the number of employees.

Table 11: Summary Income Statements

Year Ended March 31, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Net interest income	$2,099	$2,204	$(105)	(4.76)%
Provision for loan losses	(17)	(2)	(15)	750.00
Noninterest income	439	95	344	362.11
Noninterest expenses	(1,762)	(1,626)	(136)	8.36
Income taxes	(297)	(263)	(34)	12.93

Net earnings	$462	$408	$54	13.24%

Return on average equity	8.08%	7.72%	0.36%	4.66%
Return on average assets	0.65	0.61	0.04	6.56

Net Interest Income. Net interest income decreased primarily due to the increase in interest expense. Interest expense increased as a result of a $6.0 million, or 20.7%, increase in the average balance of certificates of deposit and a 72 basis point increase in the average rate paid on certificates of deposit. Certificates of deposit increased due to our competitive interest rates and the movement of customer funds from lower yielding NOW, savings and money market accounts. Additionally, the increasing interest rate environment resulted in the increase in the average rate paid on certificates of deposit. Income from securities decreased as both the average balance of our investment in Federal Home Loan Bank stock decreased and the average yield decreased. During fiscal 2005, we determined to decrease our investment concentration in Federal Home Loan Bank stock and the Federal Home Loan Bank decreased the dividend rate on its stock. Partially offsetting the increase in interest expense and the decrease in income from securities was an increase in interest income on loans due to an increase in the average balance of loans, primarily one- to four-family residential real estate loans. In addition, income from other interest-earning assets increased due to the increase in the average balance and a higher weighted average yield.

Table 12: Analysis of Net Interest Income

Year Ended March 31, (Dollars in thousands)	2006	2005	2006 v. 2005	% Change
Components of net interest income
Loans	$3,715	$3,344	$371	11.09%
Securities	109	271	(162)	(59.78)
Other interest-earning assets	109	43	66	153.49

Total interest income	3,933	3,658	275	7.52

Deposits	(1,305)	(923)	(382)	41.39
Borrowings	(529)	(531)	2	(0.38)

Total interest expense	(1,834)	(1,454)	380	26.13

Net interest income	$2,099	$2,204	$(105)	(4.76)%

Average yields and rates paid
Interest-earning assets	5.69%	5.68%	0.01%	(0.18)%
Interest-bearing liabilities	2.93	2.49	(0.50)	(17.67)
Interest rate spread	2.76	3.19	(0.43)	13.48
Net interest margin	3.04	3.42	(0.38)	(11.11)
Average balances
Loans	$63,683	$57,484	$6,199	10.78%
Investment securities	2,796	4,850	(2,054)	(42.35)
Other interest-earning assets	2,622	2,084	538	25.82
Deposits	50,851	46,427	4,424	9.53
Borrowings	11,769	12,000	(231)	(1.93)

Provision for Loan Losses. Based on our evaluation of loan loss factors, management made a provision of $17,000 for the year ended March 31, 2006, and a provision of $2,000 for the year ended March 31, 2005. In particular, classified assets increased to $805,000 at March 31, 2006 from $289,000 at March 31, 2005. In addition, we had charge-offs of $17,000 the year ended March 31, 2006 compared to charge-offs of $2,000 for the year ended March 31, 2005.

The allowance for loan losses was $130,000, or 0.19% of total loans outstanding as of March 31, 2006, as compared with $130,000, or 0.22% as of March 31, 2005. An analysis of the changes in the allowance for loan losses is presented under “Risk Management – Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income. In fiscal 2006, shares of our stock that we owned in our data processor were exchanged for cash in a merger resulting in a gain of $345,000. Service charges on deposit accounts decreased as a result of a lower volume of customer insufficient fund checks.

Table 13: Noninterest Income Summary

Year Ended March 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Loan service charges	$27	$23	$4	17.39%
Service charges on deposit accounts	51	58	(7)	(12.07)
Gain on sale of investment in service bureau	345	—	345	N/A
Other	16	14	2	14.29

Total	$439	$95	$344	362.11%

Noninterest Expense. Noninterest expense increased due to the increase in compensation and benefits as a result of increased defined benefit plan expense and an increase in the number of employees. In addition, in fiscal 2005 we had a gain of $28,000 on foreclosed real estate. Equipment and data processing decreased over the periods due to certain equipment becoming fully depreciated in 2006 compared to a full year of depreciation expense in 2005.

Table 14: Noninterest Expense Summary

Year Ended March 31, (Dollars in thousands)	2006	2005	$ Change	% Change
Compensation and benefits	$1,045	$947	$98	10.35%
Occupancy and equipment	89	86	3	3.49
Equipment and data processing	293	313	(20)	(6.39)
Federal deposit insurance premiums	7	7	—	—
Loss (gain) on foreclosed real estate	—	(28)	28	(100.00)
Advertising	47	34	13	38.24
Supplies	31	29	2	6.90
Other	250	238	12	5.04

Total	$1,762	$1,626	$136	8.36%

Income Taxes. Income taxes were $297,000 for 2006, reflecting an effective tax rate of 39.2%, compared to $263,000 for 2005, reflecting an effective tax rate of 39.2%. Income taxes increased due to higher pre-tax earnings.

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. None of the income reflected in the following table is tax-exempt income.

Table 15: Average Balance Tables

	At September 30, 2006	Six Months Ended September 30,
		2006			2005
(Dollars in thousands)	Yield/Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	5.88%	$72,223	$2,103	5.83%	$61,942	$1,821	5.88%
Stock in FHLB of Chicago	3.10	2,366	33	2.80	2,770	69	4.98
Other interest-earning assets	5.18	2,766	80	5.78	2,649	46	3.50

Total interest-earning assets	5.78	77,355	2,216	5.73	67,361	1,936	5.75
Noninterest-earning assets		2,118			2,387

Total assets		79,473			69,748

Liabilities and equity:
Interest-bearing liabilities:
NOW accounts	0.55	4,731	15	0.63	6,082	30	0.98
Savings accounts	1.00	8,048	40	1.00	8,477	42	1.00
Money market accounts	1.96	1,416	10	1.46	2,043	15	1.47
Certificates of deposit	4.34	43,787	897	4.10	31,469	462	2.94

Total interest-bearing deposits	3.54	57,982	962	3.32	48,071	549	2.29
FHLB advances	4.92	12,571	295	4.69	12,857	286	4.45
Other borrowings	—	—	—	—	—	—	—

Total interest-bearing liabilities	3.82	70,553	1,257	3.56	60,928	835	2.74
Noninterest-bearing NOW accounts		2,138			1,935
Other noninterest-bearing liabilities		785			1,205

Total liabilities		73,476			64,068
Retained earnings		5,997			5,680

Total liabilities and retained earnings		$79,473			$69,748

Net interest income			$959			$1,101

Interest rate spread	1.96%			2.17%			3.01%
Net interest margin			2.48%			3.27%
Average interest-earning assets to average interest-bearing liabilities		109.64%			110.56%

Table 15: Average Balance Table (continued)

	Year Ended March 31,
	2006			2005
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	$63,683	$3,715	5.83%	$57,485	$3,344	5.82%
Stock in FHLB of Chicago	2,796	109	3.91	4,850	271	5.60
Other interest-earning assets	2,622	109	4.17	2,084	43	2.05

Total interest-earning assets	69,101	3,933	5.69	64,419	3,658	5.68
Noninterest-earning assets	2,390			2,254

Total assets	71,491			$66,673

Liabilities and equity:
Interest-bearing liabilities:
NOW accounts	$5,813	$56	0.96%	$6,250	$64	1.03%
Savings accounts	8,287	83	1.00	9,058	93	1.02
Money market accounts	1,729	20	1.15	2,105	27	1.31
Certificates of deposit	35,022	1,146	3.27	29,014	739	2.55

Total interest-bearing deposits	50,851	1,305	2.57	46,427	923	1.99
FHLB advances	11,769	529	4.50	12,000	531	4.42
Other borrowings	—	—	—	—	—	—

Total interest-bearing liabilities	62,620	1,834	2.93	58,427	1,454	2.49
Noninterest-bearing NOW accounts	2,017			1,933
Other noninterest-bearing liabilities	1,136			1,030

Total liabilities	65,773			61,390
Retained earnings	5,718			5,283

Total liabilities and retained earnings	$71,491			$66,673

Net interest income		$2,099			$2,204

Interest rate spread			2.76%			3.19%
Net interest margin		3.04%			3.42%
Average interest-earning assets to average interest-bearing liabilities	110.35%			110.26%

Rate/Volume Analysis. The following tables set forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes. The net column represents the sum of the prior columns.

Table 16: Net Interest Income — Changes Due to Rate and Volume

Six Months Ended September 30, 2006 Compared to Six Months Ended September 30, 2005

(Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$297	$(15)	$282
Securities	(9)	(27)	(36)
Other interest-earning assets	2	32	34

Total	$290	$(10)	$280
Interest expense:
Passbook accounts	$(2)	$—	$(2)
NOW accounts	(6)	(9)	(15)
MMDA accounts	(5)	—	(5)
Certificates	217	218	435
Advances from FHLB	(6)	15	9

Total	$198	$224	$422

Increase (decrease) in net interest income	$92	$(234)	$(142)

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

(Dollars in thousands)	Volume	Rate	Net
Interest income:
Loans receivable	$364	$7	$371
Securities	(97)	(65)	(162)
Other interest-earning assets	13	53	66

Total	$280	$(5)	$275
Interest expense:
Passbook accounts	$(6)	$(2)	$(8)
NOW accounts	(5)	(5)	(10)
MMDA accounts	(4)	(3)	(7)
Certificates	172	235	407
Advances from FHLB	(11)	9	(2)

Total	$146	$234	$380

Increase (decrease) in net interest income	$134	$(239)	$(105)

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 90 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Table 17: Nonperforming Assets

	September 30, 2006	March 31,
(Dollars in thousands)		2006	2005
Nonaccrual loans:
Residential real estate	$891	$804	$289
Commercial real estate	—	—	—
Commercial	—	—	—
Consumer	—	1	—

Total	891	805	289
Total nonperforming assets	$891	$805	$289

Total nonperforming loans to total loans	1.19%	1.20%	0.48%
Total nonperforming loans to total assets	1.08	1.05	0.43
Total nonperforming assets and troubled debt restructurings to total assets	1.08	1.05	0.43

We did not have any real estate owned, troubled debt restructurings, or any accruing loans past due 90 days or more at the dates presented above. Interest income that would have been recorded for the six months ended September 30, 2006 and year ended March 31, 2006, had nonaccruing loans been current according to their original terms amounted to $29,000 and $56,000, respectively. Income related to nonaccrual loans included in interest income for the six months ended September 30, 2006 and year ended March 31, 2006 was $35,000 and $57,000, respectively.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Table 18: Classified Assets

	At September 30, 2006	At March 31,
(Dollars in thousands)		2006	2005
Substandard assets	$891	$805	$289

Total classified assets	$891	$805	$289

We did not have any assets classified as “special mention,” “doubtful” or “loss” at the dates presented above. Other than disclosed in the above tables, there are no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms and would result in disclosure as nonaccrual, 90 days past due, restructured or impaired.

Table 19: Selected Loan Delinquencies

	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
One- to four- family	$630	$269	$294	$505	$267	$625
Multi-family	—	—	—	—	—	—
Commercial real estate	—	—	—	—	—	—
Land	—	—	—	—	—	—
Consumer	77	13	84	—	—	15

Total	$707	$282	$378	$505	$267	$640

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a general valuation allowance on identified problem loans; (2) a general valuation allowance on the remainder of the loan portfolio and (3) a specific valuation allowance on loans classified as “loss.” Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available to absorb losses in the loan portfolio.

We establish a general allowance on identified problem loans, including all classified loans, based on such factors as: (1) the strength of the customer’s personal or business cash flows and personal guarantees; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral; (5) the strength of our collateral position; (6) the estimated cost to sell the collateral; and (7) the borrower’s effort to cure the delinquency.

We establish another general allowance for loans that are not classified to recognize the inherent probable losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning allowance percentages to each category. The allowance percentages have been derived using percentages commonly applied under the regulatory framework for Tempo Bank and other similarly-sized institutions. The percentages may be adjusted for significant factors that, in management’s judgment, affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending areas, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience in particular segments of the portfolio, duration of the current business cycle and bank regulatory examination results. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At September 30, 2006, our allowance for loan losses represented 0.17% of total gross loans. No portion of the allowance was allocated to problem loans at September 30, 2006. The allowance for loan losses remained constant from March 31, 2006 to September 30, 2006, following net recoveries of $4,000 of loan losses which were credited to earnings. The decision to maintain the allowance at a constant level reflected the stability of the factors affecting the allowance calculation during this period offset by an increase in the loan portfolio and an increase in classified assets and other delinquencies.

At March 31, 2006, our allowance for loan losses represented 0.19% of total gross loans. The allowance for loan losses remained constant from March 31, 2005 to March 31, 2006, following the provision for loan losses of $17,000 and net charge-offs of $17,000. The decision to maintain the allowance at a constant level reflected the stability of the factors affecting the allowance calculation during this period, offset by an increase in the loan portfolio and an increase in the classified assets.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 20: Allocation of Allowance of Loan Losses

	September 30,		March 31,
	2006		2006		2005
(Dollars in thousands)	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
One- to four- family	$101	88.45%	$94	89.52%	$100	88.46%
Multi-family	—	1.50	—	1.50	—	1.75
Commercial real estate	10	1.95	10	0.80	10	1.57
Land	—	1.92	—	1.38	—	1.21
Consumer	10	6.18	17	6.80	10	7.01
Unallocated	9	—	9	—	10	—

Total allowance for loan losses	$130	100.00%	$130	100.00%	$130	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 21: Analysis of Loan Loss Experience

	Six Months Ended September 30,		Year Ended March 31,
(Dollars in thousands)	2006	2005	2006	2005
Allowance at beginning of period	$130	$130	$130	$130
Provision (recovery of) for loan losses	(4)	—	17	2
Charge offs:
One-to four- family real estate loans	—	—	—	—
Multi-family real estate loans	—	—	—	—
Commercial real estate loans	—	—	—	—
Land loans	—	—	—	—
Consumer loans	(11)	—	(17)	(2)

Total charge-offs	(11)	—	(17)	(2)
Recoveries:
One-to four- family real estate loans	—	—	—	—
Multi-family real estate loans	—	—	—	—
Commercial real estate loans	—	—	—	—
Land loans	—	—	—	—
Consumer loans	15	—	—	—

Total recoveries	15	—	—	—

Net recovery (charge-offs)	4	—	(17)	(2)

Allowance at end of period	$130	$130	$130	$130
Allowance to nonperforming loans	14.59%	27.25%	16.15%	45.03%
Allowance to total loans outstanding at the end of the period	0.17	0.20	0.19	0.22
Net charge-offs (recoveries) to average loans outstanding during the period	(0.01)	—	0.03	0.00

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: originating balloon loans or loans with adjustable interest rates; and promoting core deposit products.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis that we prepare to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table presents the change in our net portfolio value at

September 30, 2006 that would occur in the event of an immediate change in interest rates based on our assumptions, with no effect given to any steps that we might take to counteract that change.

Table 22: NPV Analysis

	Net Portfolio Value (Dollars in thousands)			Net Portfolio Value as % of Portfolio Value of Assets
Basis Point (“bp”) Change in Rates	Estimated $ Amount	$ Change	% Change	NPV Ratio	Change
300bp	$3,542	$(4,891)	(58.00)%	4.66%	(551	)bp
200	5,384	(3,049)	(36.16)	6.85	(332)
100	7,052	(1,381)	(16.38)	8.72	(145)
0	8,433	—	—	10.17	—
(100)	9,147	714	8.47	10.84	67
(200)	8,898	465	5.51	10.47	30

We use certain assumptions in assessing our interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of Chicago. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At September 30, 2006, cash and cash equivalents totaled $4.4 million. In addition, at September 30, 2006, we had the ability to borrow up to a total of $28.8 million from the Federal Home Loan Bank of Chicago. On September 30, 2006, we had $15.0 million of advances outstanding.

A significant use of our liquidity is the funding of loan originations. At September 30, 2006, we had $220,000 in loan commitments outstanding, which consisted of a single one- to four-family residential real estate loan commitment. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of September 30, 2006 totaled $36.9 million, or 83.47% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the recent low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activity is the origination of loans. Our primary financing activities consist of activity in deposit accounts and Federal Home Loan Bank advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2006, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,” “Regulatory Capital Compliance” and note 10 of the notes to the financial statements.

This offering is expected to increase our equity by $3.4 million to $9.4 million at the maximum of the offering range. See “Capitalization.” Following completion of this offering, we also will manage our capital for maximum stockholder benefit. The capital from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net earnings. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. Following the offering, we may use capital management tools such as cash dividends and common share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except: (1) in extraordinary circumstances, we may make open market repurchases of up to 5% of our outstanding stock if we receive the prior non-objection of the OTS of such repurchases; (2) repurchases of qualifying shares of a director or if we conduct an OTS-approved offer to repurchase made to all shareholders; (3) if we repurchase to fund a restricted stock award plan that has been approved by shareholders; or (4) if we repurchase stock to fund a tax-qualified employee stock benefit plan. All repurchases are prohibited, however, if the repurchase would reduce Tempo Bank’s regulatory capital below regulatory required levels.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 11 of the notes to the financial statements.

For the six months ended September 30, 2006 and the year ended March 31, 2006, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see note 1 of the notes to the financial statements included in this prospectus.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The initial board of directors of Sugar Creek MHC and Sugar Creek Financial will consist of the directors of Tempo Bank who adopted the plan of reorganization and stock issuance and who continue to be directors of Tempo Bank at the time of the reorganization. The board of directors of Sugar Creek Financial and Sugar Creek MHC will be elected to terms of three years, one-third of whom will be elected annually.

The board of directors of Tempo Bank is presently composed of six persons who are elected for terms of three years, approximately one-third of whom are elected annually. All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Robert J. Stroh, Jr. our Chief Executive Officer and Chief Financial Officer, and Francis J. Eversman, our President and Chief Operating Officer. Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of September 30, 2006.

The following directors have terms ending in 2007:

Robert J. Stroh, Jr. has been the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Tempo Bank since 1992. Previously, Mr. Stroh served as President and Treasurer since 1980. Age 59. Director of Tempo Bank since 1976.

Francis J. Eversman has been the President and Chief Operating Officer of Tempo Bank since 1993. Previously, Mr. Eversman served as Vice President and Corporate Secretary since 1980. Age 56. Director of Tempo Bank since 1980.

The following directors have terms ending in 2008:

Timothy P. Fleming is an attorney and shareholder in the law firm Fleming & Fleming, LTD and also serves as the firm’s president. Fleming & Fleming has provided general legal advice to Tempo Bank since 1996. Age 59. Director of Tempo Bank since 1996.

Daniel S. Reilly retired as a partner in the accounting firm of KPMG LLP in 1998. Age 65. Director of Tempo Bank since October 2006.

The following directors have terms ending in 2009:

Gary R. Schwend is the owner and president of Trenton Processing Center, a meat processor. Age 51. Director of Tempo Bank since 2000.

Timothy W. Deien is the dealer principal of Deien Chevrolet, an automobile dealership. Age 40. Director of Tempo Bank since December 2003.

Executive Officers

The executive officers of Sugar Creek MHC and Sugar Creek Financial will be, and the executive officers of Tempo Bank are, elected annually by the board of directors and serve at the board’s discretion. The executive officers of Tempo Bank are, and the executive officers of Sugar Creek MHC and Sugar Creek Financial will be:

Name	Position
Robert J. Stroh, Jr.	Chairman of the Board, Chief Executive Officer and Chief Financial Officer
Francis J. Eversman	President and Chief Operating Officer
Phyllis J. Brown	Vice President and Corporate Secretary

Below is information regarding our executive officer who is not also a director. Ms. Brown’s age set forth below is as of September 30, 2006.

Phyllis J. Brown has served as Vice President and Corporate Secretary of Tempo Bank since 1993. Age 62.

Meetings and Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. During the year ended March 31, 2006 the boards of directors of Tempo Bank met 12 times.

In connection with the formation of Sugar Creek Financial, the board of directors will establish an Audit Committee prior to the closing of the offering.

The Audit Committee will consist of Daniel S. Reilly (Chairperson), Timothy W. Deien and Gary R. Schwend. The Audit Committee will be responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors of Sugar Creek Financial will designate Daniel S. Reilly as an audit committee financial expert under the rules of the Securities and Exchange Commission.

Sugar Creek Financial’s Audit Committee will operate under a written charter, which will govern its composition, responsibilities and operations.

Directors’ Compensation

Fees. The following tables set forth the applicable retainers and fees that will be paid to non-employee directors for their service on the boards of directors of Sugar Creek Financial and Tempo Bank. Employee directors are also eligible to receive fees for appraisal reviews and loan approvals. Directors will not receive any fees for their service on the board of directors of Sugar Creek MHC.

Board of Directors of Tempo Bank:
Board Meeting Fee	$375
Additional Board Fee for Annual Organization Meeting	$375
Board Meeting Reconvene Fee	$100
Committee Fees for each Appraisal Review	$10
Committee Fees for each Loan Approval Review:
Chairman	$10
Other Loan Committee Members	$5

Board of Directors of Sugar Creek Financial:
Annual Retainer	$1,000
Audit Committee Chairman Annual Retainer	$1,000

The following table sets forth the total cash paid to our non-employee directors for their service on our Board of Directors during the year ended March 31, 2006.

Director	Cash Compensation
Timothy W. Deien	$5,325
Timothy P. Fleming	4,825
Daniel S. Reilly (1).	—
Gary R. Schwend	5,825

(1)	Tempo Bank appointed Mr. Reilly as a director in October 2006.

Executive Compensation

Summary Compensation Table. The following information is provided for our executive officers who received salary and bonus totaling $100,000 or more for the fiscal year ended March 31, 2006. Compensation information for fiscal 2005 and 2004 has been omitted as Tempo Bank was neither a public company nor a subsidiary of a public company at that time.

Name and Position	Year	Annual Compensation (1)		All Other Compensation (3)
		Salary (2)	Bonus
Robert J. Stroh, Jr. Chief Executive Officer and Chief Financial Officer	2006	$112,314	$12,377	$5,230
Francis J. Eversman President and Chief Operating Officer	2006	$91,968	$10,414	$4,338

(1)	Does not include the aggregate amount of perquisites or other personal benefits, which did not exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported.

(2)	Includes loan approval and appraisal review fees of $390 for each of Mr. Stroh and Mr. Eversman.

(3)	Consists of matching contributions under Tempo Bank’s Employees’ Savings and Profit Sharing Plan of $4,972 and $4,080 and employer paid life insurance premiums of $258 and $258 for Mr. Stroh and Mr. Eversman, respectively.

Agreements

Proposed Employment Agreements. Upon completion of the offering, Tempo Bank and Sugar Creek Financial will each enter into employment agreements with Robert J. Stroh, Jr. and Francis J. Eversman (referred to below as the “executive” or “executives”). Our continued success depends to a significant degree on their skills and competence, and the employment agreements are intended to ensure that we maintain a stable management base following the reorganization. Under the agreements, which have essentially identical provisions, Sugar Creek Financial will make any payments not made by Tempo Bank under its agreements with executives, but the executives will not receive any duplicative payments.

The employment agreements each will provide for three-year terms, subject to annual renewal by the board of directors for an additional year beyond the then-current expiration date. The initial base salaries under the employment agreements will be $115,000 for Mr. Stroh and $95,000 for Mr. Eversman. The agreements also will provide for the executives’ participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and certain fringe benefits as described in the agreements.

Upon termination of employment for cause, as defined in the agreement, the executive will receive no further compensation or benefits under the agreement. If we terminate the executive for reasons other than cause, or if the executive resigns after the occurrence of specified circumstances that constitute constructive termination, the executive, or, upon his death, his beneficiary, will receive an amount equal to his base salary for the remaining term of the agreement. We will also continue to pay the costs of the executives’ life, health and dental coverage for the remaining term of the agreement.

Under the employment agreements, if the executive is involuntarily terminated, or terminates voluntarily under certain circumstances specified in the agreement, within one year of a change in control, he will receive a severance payment equal to three times his average taxable compensation (as reported on Form W-2) for the five preceding years, or his period of employment, if less than five years. We will also continue to pay the executives’ life, health and dental insurance premiums for 36 months following termination in connection with a change in control. If the executives had been terminated in connection with a change of control on September 30, 2006, Mr. Stroh would have been entitled to a severance payment of $300,000 and Mr. Eversman would have been entitled to a severance payment of $253,000 under the terms of the proposed employment contracts.

The agreements will provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive “excess parachute payments” under Section 280G of the Internal Revenue Code, and therefore will not be subject to the 20% excise tax imposed on such payments under Section 4999 of the Internal Revenue Code.

We will agree to pay the executives for reasonable costs and attorneys’ fees associated with the successful legal enforcement of our obligations under the employment agreements. The employment agreements also will provide for the indemnification of the executives to the fullest extent legally permissible. Upon termination of employment other than involuntary termination in connection with a change in control, each executive will be required to adhere to a one-year non-competition provision.

Employee Severance Compensation Plan. In connection with the offering, we expect to adopt the Tempo Bank Employee Severance Compensation Plan. The plan will provide severance benefits to eligible employees who terminate employment in connection with a change in control of Tempo Bank or Sugar Creek Financial. Employees will be eligible for severance benefits under the plan if they complete a minimum of one year of service and do not enter into an employment or change in control agreement with Tempo Bank or Sugar Creek Financial. Under the severance plan, if, within 12 months after a change in control, an employee is involuntarily terminated, or terminates voluntarily under specified circumstances, the terminated employee will receive a severance payment equal to two weeks of compensation for each year of service, up to a maximum of six months of base compensation; however, certain officers designated by the Board of Directors will receive a severance benefit equal to twelve months of base compensation. Based solely on compensation levels and years of service at December 31, 2006, and assuming that a change in control occurred on December 31, 2006 and all eligible employees became entitled to severance payments, the aggregate payments due under the severance plan would equal approximately $118,000.

Benefit Plans

Employees’ Savings and Profit Sharing Plan. Tempo Bank has participated in the Financial Institutions Thrift Plan, a multiple employer tax-qualified defined contribution plan, since 1994. In connection with the reorganization and stock offering, Tempo Bank will adopt the Tempo Bank Employees’ Savings and Profit Sharing Plan and Trust, a single employer tax-qualified defined contribution plan that will offer identical investment funds and terms of participation, but will incorporate an employer stock fund investment option, as discussed below.

Participants become eligible to participate in the plan on the first day of the month following their completion of one year of service. Eligible employees may contribute up to 20% of their compensation to the plan on a pre-tax basis, subject to limitations imposed by the Code. For 2007, the limit is $15,500; provided, however, that participants over age 50 may contribute an additional $5,000 in “catch-up” contributions to the plan. Under the plan, Tempo Bank makes matching contributions of 100% of the amount deferred, up to a maximum of 4% of each participant’s compensation, to the accounts of all participants, and may also make discretionary profit-sharing contributions to the accounts of participants. Participants are always 100% vested in their salary deferrals;

participants vest in Tempo Bank’s matching and profit-sharing contributions at the rate of 100% upon the completion of three years of service; participants are 0% vested prior to completing three years of service.

Participants may direct the investment of their individual accounts under the plan among a variety of investment funds. In connection with the offering, the plan will add another investment alternative, the Sugar Creek Financial Stock Fund. The new stock fund will enable participants to invest up to 100% of their Employees’ Savings and Profit Sharing Plan funds in Sugar Creek Financial common stock. A participant who elects to purchase common stock in the offering through the plan will receive the same subscription priority, and be subject to the same individual purchase limitations, as if the participant elects to purchase the common stock using other funds. See “The Reorganization and the Stock Offering—Subscription Offering and Subscription Rights” and “Limitations on Purchases of Shares.” An independent trustee will purchase common stock in the offering on behalf of plan participants, to the extent that shares are available. Participants will direct the trustee regarding the voting of shares purchased for their plan accounts.

Employee Stock Ownership Plan. In connection with the reorganization, Tempo Bank intends to adopt an employee stock ownership plan for eligible employees. Eligible employees who are employed by Tempo Bank on the closing date of the offering will participate in the Plan as of the closing date. Thereafter, new employees will participate in the employee stock ownership plan upon the completion of one year of service.

We expect to engage a third party trustee to purchase, on behalf of the employee stock ownership plan, 3.92% of the total number of shares of Sugar Creek Financial common stock issued in the reorganization, including shares issued to Sugar Creek MHC (29,988, 35,280, 40,572 and 46,657 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). However, if Tempo Bank’s tangible capital is not at least 10% at the time of closing, the amount of shares purchased by the employee stock ownership plan will be reduced to 3.43% of the total number of outstanding shares of Sugar Creek Financial, which includes shares sold in the offering and shares issued to Sugar Creek MHC (which equals 26,239, 30,870, 35,500 and 40,825 at the minimum, midpoint maximum and adjusted maximum of the offering range, respectively). We anticipate that the employee stock ownership plan will fund its purchase in the offering through a loan from Sugar Creek Financial. The loan amount will equal 100% of the aggregate purchase price of the common stock, and will be repaid principally through Tempo Bank’s contributions to the employee stock ownership plan and dividends payable on common stock held by the plan over the anticipated 15-year term of the loan. The fixed interest rate for the employee stock ownership plan loan is expected to be the prime rate, as published in The Wall Street Journal on the closing date of the offering. See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in a loan suspense account. Shares will be released from the suspense account on a pro rata basis, as the Bank repays the employee stock ownership plan loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation. Participants will fully vest in their employee stock ownership plan benefits upon the completion of three years of service; participants will be 0% vested prior to that time. Vesting credit for prior service will be given to reward long-term employees. Participants also become fully vested automatically upon normal retirement, death or disability, a change in control, or the termination of the plan. Participants will generally receive distributions from the plan upon separation from service. Any unvested shares forfeited upon a participant’s termination of employment will be reallocated among the remaining participants, in accordance with the terms of the plan.

Participants may direct the trustee regarding the voting of common stock credited to their employee stock ownership plan accounts. The trustee will vote all allocated shares held in the plan as directed by participants. The trustee will vote all unallocated shares, as well as allocated shares for which it does not receive instructions, in the same ratio as those shares for which participants provide voting instructions, subject to the fiduciary responsibilities of the trustee.

Under applicable accounting requirements, Tempo Bank will record compensation expense for the leveraged employee stock ownership plan at the fair market value of the shares when committed for release to participant accounts. See “Pro Forma Data.”

The employee stock ownership plan must meet certain requirements of the Code and the Employee Retirement Income Security Act of 1974, as amended (ERISA). We intend to request a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the plan. We expect, but cannot guarantee, the receipt of a favorable determination letter for the plan.

Future Equity Incentive Plan. Following the stock offering, Sugar Creek Financial plans to adopt an equity incentive plan that will provide for grants of stock options and restricted stock. In accordance with applicable regulations, Sugar Creek Financial anticipates that the plan will reserve a number of shares of stock for stock options equal to 4.9% of the total shares issued in the stock offering, including shares issued to Sugar Creek MHC, and reserve a number of shares of restricted stock equal to 1.96% of the total shares issued in the stock offering. Therefore, the number of shares reserved under the plan will range from 52,479 shares, at the minimum of the offering range, to 71,001 shares, at the maximum of the offering range. If Tempo Bank’s tangible capital is not at least 10% at the time it intends to present the equity incentive plan to stockholders for their approval, the amount of shares reserved for restricted stock eligible for award will be reduced to 1.47% of the total number of outstanding shares of Sugar Creek Financial, which includes shares sold in the offering and shares issued to Sugar Creek MHC (which equals 11,245 and 15,214 at the minimum and maximum of the offering range, respectively).

Sugar Creek Financial may fund the equity incentive plan through the purchase of common stock in the open market by a trust established in connection with the plan or from authorized, but unissued, shares of Sugar Creek Financial common stock. The acquisition of additional authorized, but unissued, shares by the equity incentive plan after the offering would dilute the interests of existing stockholders. See “Pro Forma Data.”

Sugar Creek Financial will grant all stock options at an exercise price equal to 100% of the fair market value of the stock on the date of grant. Sugar Creek Financial will grant restricted stock awards at no cost to recipients. Restricted stock awards and stock options generally will vest ratably over a five-year period (or as otherwise permitted by the Office of Thrift Supervision), but Sugar Creek Financial may also make vesting contingent upon the satisfaction of performance goals established by the board of directors or the committee charged with administering the plan. All outstanding awards will accelerate and become fully vested upon a change in control of Sugar Creek Financial.

The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations. We will submit the equity incentive plan to stockholders for their approval, at which time we will provide stockholders with detailed information about the plan. Under current Office of Thrift Supervision regulations, the plan must be approved by a majority of the total votes eligible to be cast by our stockholders, other than Sugar Creek MHC. The Office of Thrift Supervision has proposed changes to its regulations regarding equity incentive plans that would eliminate the requirement to obtain the separate vote of minority stockholders for equity incentive plans that are implemented more than one year after completion of a minority stock offering. In the event that the proposed Office of Thrift Supervision regulations are adopted in final form, Sugar Creek MHC, as the holder of a majority of the shares of Sugar Creek Financial, would control the outcome of any vote to approve an equity incentive plan that occurs more than one year after the completion of this offering.

Transactions with Tempo Bank

Loans and Extensions of Credit. The aggregate amount of loans by Tempo Bank to its executive officers and directors, and members of their immediate families, was $1.2 million at September 30, 2006. As of that date, these loans were performing according to their original terms. The outstanding loans made to our directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Tempo Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features. For information about restrictions on our ability to make loans to insiders, see “Regulation and Supervision—Regulation of Federal Savings Associations—Transactions with Related Parties.”

Indemnification for Directors and Officers

Sugar Creek Financial’s bylaws provide that Sugar Creek Financial shall indemnify all officers, directors and employees of Sugar Creek Financial to the fullest extent permitted under federal law against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of Sugar Creek Financial. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party to the fullest extent permitted under federal law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Sugar Creek Financial pursuant to its bylaws or otherwise, Sugar Creek Financial has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Subscriptions by Executive Officers and Directors

The following table presents certain information as to the approximate purchases of common stock by our directors and executive officers, including their associates, if any, as defined by applicable regulations. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 34% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. All directors and officers as a group would own 4.8% of our outstanding shares at the minimum of the offering range and 3.5% of our outstanding shares at the maximum of the offering range.

	Proposed Purchases of Stock in the Offering
Name	Number of Shares	Dollar Amount
Directors:
Timothy W. Deien.	100	$1,000
Francis J. Eversman.	10,000	100,000
Timothy P. Fleming	10,000	100,000
Daniel S. Reilly	1,000	10,000
Gary R. Schwend	2,500	25,000
Robert J. Stroh, Jr.	10,000	100,000
Executive Officers Who Are Not Directors:
Phyllis J. Brown	3,000	30,000

All directors and executive officers as a group (7 persons)	36,600	$366,000

Regulation and Supervision

General

Tempo Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. Tempo Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Tempo Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Tempo Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Sugar Creek Financial, Sugar Creek MHC and Tempo Bank and their operations. Sugar Creek Financial and Sugar Creek MHC, as savings and loan holding companies, will be required to file certain reports with, will be subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. Sugar Creek Financial will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Certain of the regulatory requirements that are or will be applicable to Tempo Bank, Sugar Creek Financial and Sugar Creek MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Tempo Bank, Sugar Creek Financial and Sugar Creek MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of Federal Savings Associations

Capital Requirements. The Office of Thrift Supervision’s capital regulations require federal savings institution to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At September 30, 2006, Tempo Bank met each of these capital requirements.

Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. “Significantly undercapitalized” and “critically undercapitalized” institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard. Tempo Bank has not received any notice from the Office of Thrift Supervision that it has failed to meet any standard prescribed by the guidelines.

Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Tempo Bank, it is a subsidiary of a holding company. If Tempo Bank’s capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12 month period. Education loans, credit card loans and small business loans may be considered “qualified thrift investments.” A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of September 30, 2006, Tempo Bank maintained 99.69% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Transactions with Related Parties. Federal law limits Tempo Bank’s authority to lend to, and engage in certain other transactions with (collectively, “covered transactions”), “affiliates” (e.g., any company that controls or is under common control with an institution, including Sugar Creek Financial, Sugar Creek MHC and their non-savings institution subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act generally prohibits loans by Sugar Creek Financial to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Tempo Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Tempo Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Tempo Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Tempo Bank’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors. See “Our Management—Transactions with Tempo Bank.”

Insurance of Deposit Accounts. Deposits of Tempo Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The FDIC determines insurance premiums based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit Insurance Fund. Recent legislation eliminated the minimum 1.25% reserve ratio for the insurance funds, the mandatory assessments when the ratio fall below 1.25% and the prohibition on assessing the highest quality banks when the ratio is above 1.25%. The FDIC has the ability to adjust the new insurance fund’s reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The FDIC has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of Tempo Bank. We cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past. As a result, Tempo Bank will have credits that offset all of its premiums in 2007.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.

Federal Home Loan Bank System. Tempo Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Tempo Bank, as a member of the Federal Home Loan Bank of Chicago, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Tempo Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at September 30, 2006 of $2.0 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income would likely also be reduced. See “Risk Factors—Federal Home Loan Bank of Chicago practices restrict our ability to liquidate, and limit the amount of dividends paid on, our investment in Federal Home Loan Bank of Chicago stock.”

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by Office of Thrift Supervision regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of a savings association, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

The Community Reinvestment Act requires public disclosure of an institution’s rating and requires the Office of Thrift Supervision to provide a written evaluation of an association’s Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.

Tempo Bank received a “satisfactory” rating as a result of its most recent Community Reinvestment Act assessment.

Other Regulations

Interest and other charges collected or contracted for by Tempo Bank are subject to federal laws concerning interest rates and, as applicable, state usury laws. Tempo Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Tempo Bank also are subject to the:

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•

Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•

Title III of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the “USA PATRIOT Act”) and the related regulations of the Office of Thrift Supervision, which require savings associations operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering; and

•	The Gramm-Leach-Bliley Act, which placed limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties.

Holding Company Regulation

General. Sugar Creek Financial and Sugar Creek MHC will be savings and loan holding companies within the meaning of federal law. As such, they will be registered with the Office of Thrift Supervision and will be subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision will have enforcement authority over Sugar Creek Financial and Sugar Creek MHC and their non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to Tempo Bank.

Restrictions Applicable to Mutual Holding Companies. According to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as Sugar Creek MHC, may generally engage in the following activities: (1) investing in the stock of a bank; (2) acquiring a mutual association through the merger of such association into a bank subsidiary of such holding company or an interim bank subsidiary of such holding company; (3) merging with or acquiring another holding company, one of whose subsidiaries is a bank; and (4) any activity approved by the Federal Reserve Board for a bank holding company or financial holding company or previously approved by Office of Thrift Supervision for multiple savings and loan holding companies. Recent legislation, which authorized mutual holding companies to engage in activities permitted for financial holding companies, expanded the authorized activities. Financial holding companies may engage in a broad array of financial service activities including insurance and securities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or its holding company, without prior written approval of the Office of Thrift Supervision. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution’s failure to so qualify.

Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization and it will be in place after the proposed offering. Sugar Creek Financial will be the stock holding company subsidiary of Sugar Creek MHC. Sugar Creek Financial will be permitted to engage in activities that are permitted for Sugar Creek MHC subject to the same restrictions and conditions.

Waivers of Dividends by Sugar Creek MHC. Office of Thrift Supervision regulations require Sugar Creek MHC to notify the Office of Thrift Supervision if it proposes to waive receipt of dividends from Sugar Creek Financial. The Office of Thrift Supervision reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company’s board of directors determines that such waiver is consistent with such directors’ fiduciary duties to the mutual holding company’s members. The Office of Thrift Supervision has recently included a new condition in its approval of dividend waivers which requires a mutual holding company to certify that the dividends declared (distributed and waived) by the mutual holding company for the last two calendar quarters or since the date of its minority stock issuance, whichever is later, and the current year do not exceed cumulative net income of the stock holding company subsidiary. We anticipate that Sugar Creek MHC will waive dividends that Sugar Creek Financial may pay, if any.

Conversion of Sugar Creek MHC to Stock Form. Office of Thrift Supervision regulations permit Sugar Creek MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the Board of Directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction a new holding company would be formed as the successor to Sugar Creek Financial, Sugar Creek MHC’s corporate existence would end, and certain depositors of Tempo Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Sugar Creek MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than Sugar Creek MHC own the same percentage of common stock in the new holding company as they owned in Sugar Creek Financial immediately before conversion. The total number of shares held by stockholders other than Sugar Creek MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Federal and State Taxation

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2003. For its 2006 fiscal year, Tempo Bank’s maximum federal income tax rate was 34%.

Sugar Creek Financial and Tempo Bank will enter into a tax allocation agreement. Because Sugar Creek Financial will own 100% of the issued and outstanding capital stock of Tempo Bank, Sugar Creek Financial and Tempo Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Sugar Creek Financial will be the common parent corporation. As a result of this affiliation, Tempo Bank may be included in the filing of a consolidated federal income tax return with Sugar Creek Financial and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. Prior to 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $888,000 of our accumulated bad debt reserves would not be recaptured into taxable income unless Tempo Bank makes a “non-dividend distribution” to Sugar Creek Financial as described below.

Distributions. If Tempo Bank makes “non-dividend distributions” to Sugar Creek Financial, the distributions will be considered to have been made from Tempo Bank’s unrecaptured tax bad debt reserves, including the balance of its reserves as of March 31, 1988, to the extent of the “non-dividend distributions,” and then from Tempo Bank’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Tempo Bank’s taxable income. Non-dividend distributions include distributions in excess of Tempo Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Tempo Bank’s current or accumulated earnings and profits will not be so included in Tempo Bank’s taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Tempo Bank makes a non-dividend distribution to Sugar Creek Financial, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Tempo Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

Illinois Taxation. Tempo Bank is subject to Illinois income tax at the rate of 7.3% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, “taxable income” generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

The Reorganization and Stock Offering

This stock offering is being conducted pursuant to a plan of reorganization and stock issuance approved by the board of directors of Tempo Bank. The plan of reorganization and stock issuance must be approved by members of Tempo Bank. A special meeting of members has been called for this purpose. The Office of Thrift Supervision also conditionally approved the plan of reorganization and stock issuance; however, such approval does not constitute a recommendation or endorsement of the plan of reorganization and stock issuance by such agency.

General

On October 23, 2006, the board of directors of Tempo Bank unanimously adopted the plan of reorganization and stock issuance by which Tempo Bank will reorganize into a two-tiered mutual holding company. This structure is called a two-tier structure because it will have two levels of holding companies. After the reorganization, Sugar Creek Financial will be the mid-tier stock holding company and Sugar Creek MHC will be the top-tier mutual holding company. Under the terms of the plan of reorganization and stock issuance, Sugar Creek Financial will own all of the stock of Tempo Bank and Sugar Creek MHC will own at least a majority of Sugar Creek Financial.

The plan of reorganization and stock issuance also provides that Sugar Creek Financial will offer up to 49.9% of its common stock to qualifying depositors and borrowers of Tempo Bank in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. The amount of capital being raised in the offering is based on an appraisal of Tempo Bank. Most of the terms of this offering are required by the regulations of the Office of Thrift Supervision. The Office of Thrift Supervision approved our plan of reorganization and stock issuance, subject to the fulfillment of certain conditions, including, approval of the plan of reorganization and stock issuance by Tempo Bank’s members. The special meeting of Tempo Bank’s members has been called for this purpose on March 26, 2007.

The following is a brief summary of the pertinent aspects of the reorganization. A copy of the plan of reorganization and stock issuance is available from Tempo Bank upon request and is available for inspection at the offices of Tempo Bank and at the Office of Thrift Supervision. The plan of reorganization and stock issuance is also filed as an exhibit to the registration statement, of which this prospectus forms a part, that Sugar Creek Financial has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Reasons for the Reorganization and Offering

Our primary reasons for this reorganization and offering are to:

•	increase the capital of Tempo Bank;

•	support future lending and operational growth;

•	support future branching activities and/or the acquisition of financial services companies; and

•	implement equity compensation plans to retain and attract qualified directors, officers and staff and to enhance our current incentive-based compensation programs.

As part of our business planning process, our board of directors concluded that additional capital was needed in order to increase our profitability and support asset growth and that the best way to accomplish this would be through a reorganization and stock offering. The board of directors considered two options: either (1) a full mutual-to-stock conversion, in which a stock holding company is formed that issues all of its stock to the public, or (2) a mutual holding company reorganization and minority stock issuance, in which a stock holding company is formed that by regulation must issue at least 50.1% of its stock to a newly formed mutual holding company and not more than 49.9% of its stock to the public. The board of directors determined that a minority stock issuance was preferable, because engaging in a full mutual-to-stock conversion would raise more capital than we had current plans to deploy. Further, the minority stock issuance permits us to control the amount of capital being raised by selecting the percentage of shares to be sold in the offering. Additionally, the board of directors preferred the mutual holding company structure because it provides for the continued control of Sugar Creek Financial by Sugar Creek MHC through its majority ownership position. We chose to sell 45% of our shares to the public, rather than a smaller portion, because we believe that we are raising the amount of capital we can effectively deploy within a reasonable time period. We chose not to sell more than 45% of our shares to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Sugar Creek MHC. Finally, as a subsidiary of a mutual holding company with a mid-tier stock holding company, Tempo Bank will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. The current mutual structure, by its nature, limits any ability to offer any common stock as consideration in a merger or acquisition. The new mutual holding company structure will enhance Tempo Bank’s ability to compete with other bidders when acquisition opportunities arise by better enabling it to offer stock or cash consideration, or a combination of the two.

The offering will afford our directors, officers and employees the opportunity to become stockholders, which we believe to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The offering also will provide our customers and local community members with an opportunity to acquire our stock.

The disadvantages of the offering considered by the board of directors are the additional expense and effort of operating as a public company, the inability of stockholders other than Sugar Creek MHC to obtain majority ownership of Sugar Creek Financial and Tempo Bank, which may result in the perpetuation of our management and board of directors, and that new forms of corporate ownership and regulatory policies relating to the mutual holding company structure may be adopted from time to time which may have an adverse impact on stockholders other than Sugar Creek MHC.

Following the offering, a majority of our voting stock will still be owned by Sugar Creek MHC, which will be controlled by its board of directors. While this structure will permit management to focus on our long-term business strategy for growth and capital redeployment without undue pressure from stockholders, it will also serve to perpetuate our existing management and directors. Sugar Creek MHC will be able to elect all of the members of Sugar Creek Financial’s board of directors, and will be able to control the outcome of most matters presented to our stockholders for resolution by vote. The matters as to which stockholders other than Sugar Creek MHC will be able to exercise voting control are limited and include any proposal to implement a stock-based incentive plan. No assurance can be given that Sugar Creek MHC will not take action adverse to the interests of other stockholders. For example, Sugar Creek MHC could prevent the sale of control of Sugar Creek Financial or defeat a candidate for the board of directors of Sugar Creek Financial or other proposals put forth by stockholders.

This offering does not preclude the conversion of Sugar Creek MHC from the mutual to stock form of organization in the future. No assurance can be given when, if ever, Sugar Creek MHC will convert to stock form or what conditions the Office of Thrift Supervision or other regulatory agencies may impose on such a transaction. See “Risk Factors” and “Summary– Possible Conversion of Sugar Creek MHC to Stock Form.”

Description of the Plan of Reorganization and Stock Issuance

Following receipt of all required regulatory approvals and approval of the plan of reorganization and stock issuance by Tempo Bank’s members, the reorganization will be effected as follows or in any other manner approved by the Office of Thrift Supervision that is consistent with the purposes of the plan of reorganization and stock issuance and applicable laws and regulations:

•	Tempo Bank will organize an interim federal stock savings bank as a wholly owned subsidiary (“Interim One”);

•	Interim One will organize Sugar Creek Financial, a federal stock corporation, as a wholly owned subsidiary;

•	Interim One will then organize an interim federal savings bank as a wholly owned subsidiary (“Interim Two”);

•	Tempo Bank will exchange its charter for a federal stock savings bank charter and Interim One will exchange its charter for a federal mutual holding company charter to become Sugar Creek MHC;

•	Interim Two will merge with and into Tempo Bank with Tempo Bank in stock form surviving as a subsidiary of Sugar Creek MHC;

•	former members of Tempo Bank will become members of Sugar Creek MHC;

•	Sugar Creek MHC will contribute 100.0% of the issued common stock of Tempo Bank to Sugar Creek Financial; and

•	the shares of Sugar Creek Financial common stock issued to Sugar Creek MHC under step (2) will be cancelled and Sugar Creek Financial will issue a majority of its common stock to Sugar Creek MHC.

Concurrently with the reorganization, Sugar Creek Financial will sell up to 45.0% of its common stock representing up to 45.0% of the pro forma market value of Tempo Bank on a fully converted basis. Tempo Bank intends to capitalize Sugar Creek MHC with $50,000 in cash.

As a result of the reorganization, Tempo Bank will be organized in stock form and will be wholly owned by Sugar Creek Financial. The legal existence of Tempo Bank will not terminate as a result of the reorganization. Instead, Tempo Bank in stock form will be a continuation of Tempo Bank in mutual form. All property of Tempo Bank, including its right, title and interest in all property of any kind and nature, interest and asset of every conceivable value or benefit then existing or pertaining to Tempo Bank, or which would inure to Tempo Bank immediately by operation of law and without the necessity of any conveyance or transfer and without any further act or deed, will vest in Tempo Bank in stock form. Tempo Bank in stock form will continue to have, succeed to and be responsible for all the rights, liabilities and obligations of Tempo Bank in the mutual form and will maintain its headquarters and operations at Tempo Bank’s present locations.

Effects of Reorganization on Deposits, Borrowers and Members

Continuity. During the reorganization process, the normal business of Tempo Bank will continue without interruption, including continued regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. After reorganization, Tempo Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.

The directors of Tempo Bank who adopted the plan of reorganization and stock issuance and who continue to be directors of Tempo Bank at the time of reorganization will serve as directors of Tempo Bank after the reorganization. The board of directors of Sugar Creek Financial and Sugar Creek MHC will be composed solely of the individuals who serve on the board of directors of Tempo Bank. All officers of Tempo Bank at the time of reorganization will retain their positions after the reorganization.

Deposit Accounts and Loans. The reorganization will not affect any deposit accounts or borrower relationships with Tempo Bank. All deposit accounts in Tempo Bank after the reorganization will continue to be insured up to the legal maximum by the Federal Deposit Insurance Corporation in the same manner as such deposit accounts were insured immediately before the reorganization. The reorganization will not change the interest rate or the maturity of deposits at Tempo Bank.

After the reorganization, each depositor of Tempo Bank will have both a deposit account in Tempo Bank and a pro rata ownership interest in the equity of Sugar Creek MHC based upon the balance in the depositor’s account. This ownership interest is tied to the depositor’s account, has no tangible market value separate from the deposit account and may only be realized in the event of a liquidation of Sugar Creek MHC. Any depositor who opens a deposit account obtains a pro rata ownership interest in the equity of Sugar Creek MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives the balance in the account but receives nothing for his or her ownership interest in the equity of Sugar Creek MHC, which is lost to the extent that the balance in the account is reduced. Consequently, depositors of Sugar Creek MHC have no way to realize the value of their ownership interest in Sugar Creek MHC, except in the unlikely event that Sugar Creek MHC is liquidated.

After the reorganization, all loans of Tempo Bank will retain the same status that they had before the reorganization. The amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the reorganization.

Effect on Voting Rights of Members. After the reorganization, Tempo Bank will continue to be supervised by its board of directors. Sugar Creek Financial, as the holder of all of the outstanding common stock of Tempo Bank, will have exclusive voting rights with respect to any matters concerning Tempo Bank requiring stockholder approval, including the election of directors.

After the reorganization, stockholders of Sugar Creek Financial will have exclusive voting rights with respect to any matters concerning Sugar Creek Financial requiring stockholder approval. By virtue of its ownership of a majority of the outstanding shares of common stock of Sugar Creek Financial, Sugar Creek MHC will be able to control the outcome of most matters presented to the stockholders for resolution by vote. However, Sugar Creek MHC will not be able to control the vote for second-step transactions and implementation of equity incentive plans, each of which require, under current Office of Thrift Supervision regulations and policies, approval by the stockholders other than Sugar Creek MHC.

As a federally chartered mutual holding company, Sugar Creek MHC will have no authorized capital stock and, thus, no stockholders. Holders of deposit accounts of Tempo Bank will become members of Sugar Creek MHC. Such persons will be entitled to vote on all questions requiring action by the members of Sugar Creek MHC, including the election of directors of Sugar Creek MHC. In addition, all persons who become depositors of Tempo Bank following the reorganization will have membership rights with respect to Sugar Creek MHC. Borrowers of Tempo Bank who were borrower members of Tempo Bank at the time of the reorganization will become members of Sugar Creek MHC. Borrowers will not receive membership rights in connection with any new borrowings made after the reorganization.

Effect on Liquidation Rights. In the unlikely event of a complete liquidation of Tempo Bank before the completion of the reorganization, each depositor would receive a pro rata share of any assets of Tempo Bank remaining after payment of expenses and satisfaction of claims of all creditors. Each depositor’s pro rata share of such liquidating distribution would be in the same proportion as the value of such depositor’s deposit account was to the total value of all deposit accounts in Tempo Bank at the time of liquidation.

In the unlikely event of a complete liquidation of Tempo Bank after the reorganization, each depositor would have a claim as a creditor of the same general priority as the claims of all other general creditors of Tempo Bank. Except as described below, a depositor’s claim would be solely for the amount of the balance in such depositor’s deposit account plus accrued interest. Such depositor would not have an interest in the value or assets of Tempo Bank above that amount. Instead, the holder of Tempo Bank’s common stock (i.e., Sugar Creek Financial) would be entitled to any assets remaining upon a liquidation of Tempo Bank.

In the unlikely event of a complete liquidation of Sugar Creek Financial after the reorganization, the stockholders of Sugar Creek Financial, including Sugar Creek MHC, would be entitled to receive the remaining assets of Sugar Creek Financial, following payment of all debts, liabilities and claims of greater priority of or against Sugar Creek Financial.

In the unlikely event of a complete liquidation of Sugar Creek MHC after the reorganization, all depositors of Tempo Bank at that time will be entitled, pro rata to the value of their deposit accounts, to a distribution of any assets of Sugar Creek MHC remaining after payment of all debts and claims of creditors. Any “second step” conversion of Sugar Creek MHC to stock form would not be considered a liquidation.

There are no plans to liquidate Tempo Bank, Sugar Creek Financial or Sugar Creek MHC in the future.

Subscription Offering and Subscription Rights

Under the plan of reorganization and stock issuance, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with deposits in Tempo Bank with balances aggregating $50 or more (“qualifying deposits”) as of September 30, 2005 (“eligible account holders”). For this purpose, deposit accounts include all savings, time and demand accounts.

2.	Our employee stock ownership plan.

3.	Persons with qualifying deposits in Tempo Bank as of December 31, 2006 (“supplemental eligible account holders”), other than our officers, directors and their associates.

4.	Depositors of Tempo Bank as of January 31, 2007, who are not eligible or supplemental eligible account holders, and borrowers of Tempo Bank who had loans outstanding on September 19, 1989 that continue to be outstanding as of January 31, 2007 (“other members”).

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of reorganization and stock issuance. See “—Limitations on Purchases of Shares.” All persons on a joint account will be counted as a single depositor for purposes of determining the maximum amount that may be subscribed for by owners of a joint account.

We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest.

Priority 1: Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:

•	$100,000 of common stock (which equals 10,000 shares);

•	one-tenth of 1% of the total offering of common stock to persons other than Sugar Creek MHC; or

•

15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders. The balance of qualifying deposits of all eligible account holders was $53.1 million.

If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Subscription rights of eligible account holders who are also executive officers or directors of Sugar Creek Financial or Tempo Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Tempo Bank in the one year period preceding September 30, 2005.

To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which such eligible account holder had an ownership interest at September 30, 2005. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 2: Tax-Qualified Employee Benefit Plans. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” our tax-qualified employee benefit plans have the right to purchase up to 10% of the shares of common stock issued in the offering, including shares issued to Sugar Creek MHC. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase 3.92% (3.43% at the minimum of the offering range) of the shares issued in the offering, including shares issued to Sugar Creek MHC. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of reorganization and stock issuance. If eligible account holders subscribe for all of the shares being sold, no shares will be available for our tax-qualified employee benefit plans. However, if we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to the amount of its subscription. If the plan’s subscription is not filled in its entirety, the employee stock ownership plan may purchase shares in the open market or may purchase shares directly from us with the approval of the Office of Thrift Supervision.

Priority 3: Supplemental Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:

•	$100,000 of common stock (which equals 10,000 shares);

•	one-tenth of 1% of the total offering of common stock to persons other than Sugar Creek MHC; or

•

15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders. The balance of qualifying deposits of all supplemental eligible account holders was $60.0 million.

If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at December 31, 2006. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 4: Other Members. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each other member has the right to purchase up to the greater of $100,000 of common stock (which equals 10,000 shares) or one-tenth of 1% of the total offering of common stock issued to persons other than Sugar Creek MHC. If eligible account holders, the employee stock ownership plan and supplemental eligible account holders subscribe for all of the shares being sold, no shares will be available for other members. If shares are available for other members but there are not sufficient shares to satisfy all subscriptions by other members, shares first will be allocated so as to permit each subscribing other member, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing other members in the proportion that each other member’s subscription bears to the total subscriptions of all such subscribing other members whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each other member must list on his or her stock order form all deposit accounts in which such other member had an ownership interest at January 31, 2007 or each loan from Tempo Bank that was outstanding on September 19, 1989 that continues to be outstanding on January 31, 2007. Failure to list an account or providing incorrect information could result in the loss of all or part of a subscriber’s stock allocation.

Expiration Date for the Subscription Offering. The subscription offering, and all subscription rights under the plan of reorganization and stock issuance, will terminate at 12:00 Noon, Central time, on March 20, 2007. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.

Office of Thrift Supervision regulations require that we complete the sale of common stock within 45 days after the close of the subscription offering. If the sale of the common stock is not completed within that period, all funds received will be returned promptly with interest at our statement savings rate and without deduction of any fees and all withdrawal authorizations will be canceled unless we receive approval of the Office of Thrift Supervision to extend the time for completing the offering. If regulatory approval of an extension of the time period has been granted, we will notify all subscribers of the extension and of the duration of any extension that has been granted, and subscribers will have the right to modify or rescind their purchase orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be canceled. No single extension can exceed 90 days.

Persons in Non-Qualified States. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock under the plan of reorganization and stock issuance reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or who resides in a state of the United States in which (1) only a small number of persons otherwise eligible to subscribe for shares of common stock reside; (2) the granting of subscription rights or the offer or sale of shares to such person would require that we or our officers or directors register as a broker, dealer, salesman or selling agent under the securities laws of the state, or register or otherwise qualify the subscription rights or common stock for sale or qualify as a foreign corporation or file a consent to service of process; or (3) we determine that compliance with that state’s securities laws would be impracticable or unduly burdensome for reasons of cost or otherwise.

Restrictions on Transfer of Subscription Rights and Shares. Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of reorganization and stock issuance or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. When registering your stock purchase on the order form, you should not add the name(s) of persons who have no subscription rights or who qualify in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or shares of common stock before the completion of the offering.

If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Office of Thrift Supervision or another agency of the U.S. Government. Illegal transfers of subscription rights, including agreements made prior to completion of the offering to transfer shares after the offering, have been subject to enforcement actions by the Securities and Exchange Commission as violations of Rule 10b-5 of the Securities Exchange Act of 1934.

We intend to report to the Office of Thrift Supervision and the Securities and Exchange Commission anyone who we believe sells or gives away their subscription rights. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may, in our discretion, offer shares to the general public in a direct community offering. In the direct community offering, preference will be given to natural persons and trusts of natural persons who are residents of Clinton, Madison and St. Clair Counties, Illinois.

We will consider a person to be resident of Clinton, Madison or St. Clair County if he or she occupies a dwelling in the county, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize depositor or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.

Purchasers in the community offering are eligible to purchase up to $100,000 of common stock (which equals 10,000 shares). If shares are available for preferred subscribers in the community offering but there are insufficient shares to satisfy all orders, the available shares will be allocated first to each preferred subscriber whose order we accept in an amount equal to the lesser of 100 shares or the number of shares ordered by each such subscriber, if possible. After that, unallocated shares will be allocated among the remaining preferred subscribers whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated. If, after filling the orders of preferred subscribers in the community offering, shares are available for other subscribers in the community offering but there are insufficient shares to satisfy all orders, shares will be allocated in the same manner as for preferred subscribers.

The community offering, if held, may commence concurrently with or subsequent to the subscription offering and will terminate no later than 45 days after the close of the subscription offering unless extended by us, with approval of the Office of Thrift Supervision. If we receive regulatory approval for an extension, all subscribers will be notified of the extension and of the duration of any extension that has been granted, and will have the right to modify or rescind their orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest.

The opportunity to subscribe for shares of common stock in the community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Syndicated Community Offering

The plan of reorganization and stock issuance provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc., acting as our agent. In such capacity, Keefe, Bruyette & Woods may form a syndicate of other brokers-dealers who are NASD member firms. Neither Keefe, Bruyette & Woods nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Keefe, Bruyette & Woods has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until prior to the commencement of the syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Office of Thrift Supervision. See “—Community Offering” above for a discussion of rights of subscribers in the event an extension is granted.

The opportunity to subscribe for shares of common stock in the syndicated community offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Common stock sold in the syndicated community offering also will be sold at the $10.00 per share purchase price. Purchasers in the syndicated community offering are eligible to purchase up to $100,000 of common stock (which equals 10,000 shares). We may begin the syndicated community offering at any time following the commencement of the subscription offering.

If we are unable to find purchasers from the general public for all unsubscribed shares, we will make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the Office of Thrift Supervision and may provide for purchases for investment purposes by directors, officers, their associates and other persons in excess of the limitations provided in the plan of reorganization and stock issuance and in excess of the proposed director and executive officer purchases discussed earlier, although no such purchases are currently intended. If other purchase arrangements cannot be made, we may either: terminate the stock offering and promptly return all funds with interest; promptly return all funds with interest, set a new offering range and give all subscribers the opportunity to place a new order for shares of Sugar Creek Financial common stock; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

Limitations on Purchases of Shares

In addition to the purchase limitations described above under “—Subscription Offering and Subscription Rights,” “—Community Offering” and “—Syndicated Community Offering,” the plan of reorganization and stock issuance provides for the following purchase limitations:

•	The aggregate amount of our outstanding common stock owned or controlled by persons other than Sugar Creek MHC at the close of the offering must be less than 50% of our total outstanding common stock.

•	No individual (or individuals on a single deposit account) may purchase more than $100,000 of common stock (which equals 10,000 shares), subject to increase as described below.

•

Except for our tax-qualified employee benefit plans, no person together with associates of or persons acting in concert with such person, may purchase in the aggregate more than $100,000 of the common stock (which equals 10,000 shares), subject to increase as described below.

•	Each subscriber must subscribe for a minimum of 25 shares.

•

The aggregate amount of common stock acquired in the offering by any non-tax-qualified employee plan or any management person and his or her associates may not exceed 4.9% of the (i) outstanding shares of common stock at the conclusion of the offering or (ii) the stockholders’ equity of Sugar Creek Financial at the conclusion of the offering. In calculating the number of shares held by management persons and their associates, shares held by any tax-qualified or non-tax-qualified employee stock benefit plan that are attributable to such person will not be counted.

•

The aggregate amount of common stock acquired in the offering by any one or more tax-qualified employee plans, exclusive of any shares of common stock acquired by such plans in the secondary market, may not exceed 4.9% of (i) the outstanding shares of common stock at the conclusion of the offering or (ii) the stockholders’ equity of the Sugar Creek Financial at the conclusion of the offering.

•

The aggregate amount of common stock acquired in the offering by all of our stock benefit plans, other than employee stock ownership plans, may not exceed 25% of the outstanding common stock held by persons other than Sugar Creek MHC.

•

The aggregate amount of common stock acquired in the offering by all non-tax-qualified employee plans or management persons and their associates, exclusive of any common stock acquired by such plans or persons in the secondary market, may not exceed 34% of (i) the outstanding shares of common stock held by persons other than Sugar Creek MHC at the conclusion of the offering or (ii) the stockholders’ equity of Sugar Creek Financial held by persons other than Sugar Creek MHC at the conclusion of the offering. In calculating the number of shares held by management persons and their associates, shares held by any tax-qualified or non-tax-qualified employee stock benefit plan that are attributable to such persons will not be counted.

We may, in our sole discretion, increase the individual or aggregate purchase limitation to up to 5% of the shares of common stock sold in the offering to persons other than Sugar Creek MHC. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed for the maximum number of shares of common stock will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights. We, in our discretion, also may give other large subscribers the right to increase their subscriptions.

In the event that the maximum purchase limitation represents more than 2% of the shares sold in the offering, orders for common stock in the syndicated community offering will be filled first to a maximum of 2% of the total number of shares sold in the offering and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all available shares have been allocated.

In the event that we increase the maximum purchase limitation to 5% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5% of the shares of common stock sold in the offering may not exceed in the aggregate 10% of the total shares of common stock sold in the offering.

The plan of reorganization and stock issuance defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not by an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that persons may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of reorganization and stock issuance, our directors are not deemed to be acting in concert solely by reason of their board membership.

The plan of reorganization and stock issuance defines “associate,” with respect to a particular person, to mean:

•

a corporation or organization other than Sugar Creek MHC, Sugar Creek Financial or Tempo Bank or a majority-owned subsidiary of Sugar Creek MHC, Sugar Creek Financial or Tempo Bank of which a person is a senior officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of such corporation or organization;

•	a trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as a trustee or a fiduciary; and

•

any person who is related by blood or marriage to such person and who lives in the same home as such person or who is a director or senior officer of Sugar Creek MHC, Sugar Creek Financial or Tempo Bank or any of their subsidiaries.

For example, a corporation of which a person serves as an officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the purchase limitations described above. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of reorganization and stock issuance. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”

Marketing Arrangements

Offering materials have been initially distributed through mailings to those eligible to subscribe in the subscription offering. To assist in the marketing of our common stock, we have retained Keefe, Bruyette & Woods, which is a broker-dealer registered with the National Association of Securities Dealers, Inc. Keefe, Bruyette & Woods will assist us in the offering by:

•

Acting as our financial advisor for the stock offering, providing administrative services and managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders;

•	Educating our employees about the stock offering;

•	Targeting our sales efforts, including assisting in the preparation of marketing materials; and

•	Assisting in the solicitation of proxies from Tempo Bank’s members for use at the special meeting.

For these services, Keefe, Bruyette & Woods has received a management fee of $25,000 and will receive a success fee of $75,000 upon completion of the reorganization and offering. In the event that Keefe, Bruyette & Woods sells common stock through a group of broker-dealers in a syndicated community offering, the total fees payable to the selected dealers (which may include Keefe, Bruyette & Woods for the shares it sells) for the shares they sell shall not exceed 5.5% of the aggregate dollar amount of shares sold in the syndicated offering. Keefe, Bruyette & Woods will also be reimbursed for its reasonable out-of-pocket expenses in an amount not to exceed $20,000 and for its legal fees and expenses in an amount not to exceed $35,000.

We will indemnify Keefe, Bruyette & Woods against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Description of Sales Activities

Sugar Creek Financial will offer the common stock in the subscription offering and community offering principally by the distribution of this prospectus and through activities conducted at our stock information center. The stock information center is expected to operate Monday 10:00 a.m. to 5:00 p.m., Tuesday through Thursday 9:00 a.m. to 5:00 p.m. and Friday 9:00 a.m. to 12:00 Noon, Central time, throughout the subscription offering. It is expected that at any particular time one or more Keefe, Bruyette & Woods employees will be working at the stock information center. Employees of Keefe, Bruyette & Woods will be responsible for responding to questions regarding the offering and processing stock orders.

Sales of common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods or by the selected dealers managed by Keefe, Bruyette & Woods. Tempo Bank’s officers and employees may participate in the offering in clerical capacities, providing administrative support in effecting sales transactions or, when permitted by state securities laws, answering questions of a mechanical nature relating to the proper execution of the order form. Tempo Bank’s officers may answer questions regarding our business when permitted by state securities laws. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. Tempo Bank’s officers and employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock.

None of Tempo Bank’s officers, directors or employees will be compensated, directly or indirectly, for any activities in connection with the offer or sale of securities issued in the reorganization.

None of Tempo Bank’s personnel participating in the offering is registered or licensed as a broker or dealer or an agent of a broker or dealer. Tempo Bank’s personnel will assist in the above-described sales activities under an exemption from registration as a broker or dealer provided by Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. Rule 3a4-1 generally provides that an “associated person of an issuer” of securities will not be deemed a broker solely by reason of participation in the sale of securities of the issuer if the associated person meets certain conditions. These conditions include, but are not limited to, that the associated person participating in the sale of an issuer’s securities not be compensated in connection with the offering at the time of participation, that the person not be associated with a broker or dealer and that the person observe certain limitations on his or her participation in the sale of securities. For purposes of this exemption, “associated person of an issuer” is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.

Procedure for Purchasing Shares in the Subscription and Community Offerings

Prospectus Delivery. To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. Mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Order forms will be distributed only if preceded or accompanied by a prospectus.

Termination of Offering; Rejection of Orders. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal holds and promptly return all funds submitted, with interest calculated at Tempo Bank’s applicable statement savings rate from the date of receipt.

We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of reorganization and stock issuance.

Use of Order Forms. In order to purchase shares of common stock in the subscription offering and direct community offering, you must submit a properly completed and signed original stock order form. We will not be required to accept orders submitted on photocopied or facsimilied stock order forms. All order forms must be received by our stock information center (not postmarked) prior to Noon, Central time on March 20, 2007. Your order form must be accompanied by full payment for all of the shares subscribed for or include appropriate authorization in the space provided on the order form for withdrawal of full payment from a deposit account with Tempo Bank. You may submit your order form and payment in one of three ways: by mail using the reply envelope provided; by overnight delivery to the indicated address noted on the form; or by hand delivery to the stock information center located at our main office. Order forms may not be delivered to Tempo Bank’s branch office. Our interpretation of the terms and conditions of the plan of reorganization and stock issuance and of the acceptability of the order forms will be final.

We need not accept order forms that are received after the expiration of the subscription offering or community offering, as the case may be, or that are executed defectively or that are received without full payment or without appropriate withdrawal instructions. We have the right to waive or permit the correction of incomplete or improperly executed order forms, but do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent unless the offering has not been completed within 45 days after the end of the subscription offering, unless extended.

To ensure that your stock purchase eligibility and priority are properly identified, you must list all accounts on the order form, giving all names in each account and the account number. We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest. When entering the stock registration on your stock order form, you should not add the name(s) of persons without subscription rights, or who qualify only in a lower purchase priority than you. Joint registration of shares purchased in the subscription offering will be allowed only if the qualifying deposit account is so registered.

The reverse side of the order form contains a regulatorily mandated certification form. We will not accept order forms where the certification form is not executed. By executing and returning the certification form, you will be certifying that you received this prospectus and acknowledging that the common stock is not a deposit account and is not insured or guaranteed by the federal government. You also will be acknowledging that you received disclosure concerning the risks involved in this offering. The certification form could be used as support to show that you understand the nature of this investment.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:

•

Personal check, bank draft or money order made payable directly to Sugar Creek Financial Corp. (you may not remit Tempo Bank line of credit checks, and we will not accept third party checks, including those payable to you and endorsed over to Sugar Creek Financial Corp.); or

•	Authorization of withdrawal from the types of Tempo Bank deposit account(s) provided for on the stock order form.

In the case of payments made by check or money order, these funds must be available in the account(s) when the order is received. Please do not overdraft your Tempo Bank account(s). No wire transfers will be accepted.

Checks and money orders will be cashed immediately and the subscription funds will be held by Tempo Bank or, at our discretion, in an escrow account at an independent insured depository institution.

Interest will be paid on payments made by check, bank draft or money order at our statement savings rate from the date payment is received at the stock information center until the completion or termination of the offering. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the offering, unless the certificate matures after the date of receipt of the order form but before closing or termination of the offering, in which case funds will earn interest at the statement savings rate from the date of maturity until the offering is completed or terminated, but a hold will be placed on the funds, making them unavailable to the depositor until completion or termination of the offering. When the offering is completed, the funds received in the offering will be used to purchase the shares of common stock ordered. The shares of common stock issued in the offering cannot and will not be insured by the Federal Deposit Insurance Corporation or any other government agency. If the offering is not consummated for any reason, all funds submitted will be promptly refunded with interest as described above.

If a subscriber authorizes us to withdraw the amount of the purchase price from his or her deposit account, we will do so as of the completion of the offering, though the account must contain the full amount necessary for payment at the time the subscription order is received. On your stock order form, please do not designate a withdrawal from accounts with check-writing privileges. Please submit a check instead. We will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time funds are actually transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at our statement savings rate. You may not authorize direct withdrawal from a Tempo Bank IRA. If you wish to use funds in your Tempo Bank IRA to purchase shares of our common stock, please refer to the following section.

The employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for shares of common stock subscribed for upon the completion of the offering; provided that there is in force from the time of its subscription until the completion of the offering a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.

We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time prior to the 48 hours before the completion of the offering. This payment may be made by wire transfer.

Using IRA Funds To Purchase Shares. Our individual retirement accounts (IRAs) do not permit investment in common stock. A depositor interested in using his or her IRA funds to purchase common stock must do so through a self-directed IRA. Since we do not offer those accounts, we will allow a depositor to make a trustee-to-trustee transfer of the IRA funds to a trustee offering a self-directed IRA program with the agreement that the funds will be used to purchase our common stock in the offering. There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in an IRA with us to purchase common stock should contact the stock information center at least two weeks before March 20, 2007 because processing such transactions takes additional time.

How We Determined the Offering Range and the $10.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma value on a fully converted basis, as determined by an independent appraisal. The term “fully converted” means that the appraiser assumed that 100% of our stock had been sold to the public. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of business entities, to prepare the independent appraisal. RP Financial will receive fees totaling $22,500 for its appraisal services, plus $2,500 for each valuation update and reasonable out-of-pocket expenses not to exceed $5,000. We have agreed to indemnify RP Financial under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering.

RP Financial prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, RP Financial undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial reviewed our reorganization and stock issuance applications as filed with the Office of Thrift Supervision and our registration statement as filed with the Securities and Exchange Commission. Furthermore, RP Financial visited our facilities and had discussions with our management. RP Financial did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on RP Financial in connection with its appraisal.

In connection with its appraisal, RP Financial reviewed the following factors, among others:

•	the economic make-up of our primary market area;

•	our financial performance and condition in relation to publicly traded subsidiaries of mutual holding companies that RP Financial deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the reorganization;

•	our proposed dividend policy;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

Consistent with Office of Thrift Supervision appraisal guidelines, RP Financial’s analysis utilized five selected valuation procedures, the price/book method, the price/tangible book method, the price/earnings method, the price/core earnings method and the price/assets method, all of which are described in its report. RP Financial’s appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.” RP Financial placed the greatest emphasis on the price/core earnings and price/tangible book methods in estimating pro forma market value. RP Financial compared the pro forma price/tangible book and price/core earnings ratios for Sugar Creek Financial to the same ratios for a peer group of comparable companies. The peer group consisted of the 10 smallest (by asset size) publicly traded subsidiaries of mutual holding companies with five companies based in the Mid-Atlantic, three companies based in the Midwest, one company in the Southeast and one company in New England. The peer group included companies with:

•	average assets of $304 million;

•	average non-performing assets of 0.32% of total assets;

•	average loans of 66.7% of total assets;

•	average equity of 13.6% of total assets; and

•	average net income of 0.48% of average assets.

On the basis of the analysis in its report, RP Financial has advised us that, in its opinion, as of February 2, 2007, our estimated pro forma market value on a fully converted basis was within the valuation range of $7,650,000 and $10,350,000 with a midpoint of $9,000,000.

The following table presents a summary of selected pricing ratios for Sugar Creek Financial on a fully-converted basis, for the peer group companies on a fully-converted basis and for all publicly traded thrifts. Compared to the average pricing ratios of the peer group, Sugar Creek Financial’s pro forma pricing ratios at the maximum of the offering range indicated a premium of 88.7% on a price-to-earnings basis and a discount of 20.4% on a price-to-tangible book value basis.

	Fully Converted Basis
	Price to Earnings Multiple(1)	Price to Book Value Ratio(2)	Price to Tangible Book Value Ratio(2)
Sugar Creek Financial (pro forma):
Minimum	39.11x	63.25%	63.25%
Midpoint	42.65x	67.76%	67.76%
Maximum	45.71x	71.52%	71.52%
Maximum, as adjusted	48.76x	75.16%	75.16%
Peer Group (on a fully-converted basis):
Average	24.23x	89.80%	93.14%
All fully-converted, publicly-traded thrifts:
Average	19.03x	138.15%	160.19%

(1)	Ratios for Sugar Creek Financial are based on earnings for the 12 months ended December 31, 2006 and share prices as of February 2, 2007. For the Peer Group, ratios are as of or for the 12 months ended December 31, 2006, or the latest date available.

(2)	Ratios are based on book value as of December 31, 2006 and share prices as of February 2, 2007. For the Peer Group, ratios are as of or for the 12 months ended December 31, 2006, or the latest date available.

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the valuation range was reasonable and adequate. Our board of directors determined that 45% of the shares of our common stock should be sold in the offering at a purchase price of $10.00 per share. Multiplying this percentage by RP Financial’s valuation range yielded an offering range of $3,442,500 to $4,657,500, with a midpoint of $4,050,000. Dividing these dollar amounts by the purchase price resulted in an offering range of between 344,250 and 465,750 shares, with a midpoint of 405,000 shares. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under Office of Thrift Supervision regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock and desired liquidity in the common stock after the offering.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Office of Thrift Supervision, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, RP Financial, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value as of the close of the subscription offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 535,613 shares without any further notice to you.

No shares will be sold unless RP Financial confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, the offering may be canceled, a new offering range and price per share set and new subscription, community and syndicated community offerings held. Under those circumstances, all funds would be promptly returned and all subscribers would be given the opportunity to place a new order. If the offering is terminated all subscriptions will be cancelled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released or reduced. If RP Financial establishes a new valuation range, it must be approved by the Office of Thrift Supervision.

In formulating its appraisal, RP Financial relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. RP Financial also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While RP Financial believes this information to be reliable, RP Financial does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of RP Financial, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Delivery of Certificates

Certificates representing the common stock sold in the offering will be mailed by our transfer agent to the persons whose subscriptions or orders are filled at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the offering. We will hold certificates returned as undeliverable until claimed by the persons legally entitled to the certificates or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, subscribers may not be able to sell their shares, even though trading of the common stock may have commenced.

Restrictions on Repurchase of Stock

Under Office of Thrift Supervision regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all stockholders to repurchase the common stock on a pro rata basis, approved by the Office of Thrift Supervision, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Office of Thrift Supervision may approve the open market repurchase of up to 5% of our common stock during the first year following the offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Office of Thrift Supervision. Furthermore, repurchases of any common stock are prohibited if they would cause Tempo Bank’s regulatory capital to be reduced below the amount required under the regulatory capital requirements imposed by the Office of Thrift Supervision.

Restrictions on Transfer of Shares After the Reorganization Applicable to Officers and Directors

Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers.

Shares of common stock purchased by our directors and executive officers and their associates may not be sold for a period of one year following the offering, except upon the death of the stockholder or unless approved by the Office of Thrift Supervision. Shares purchased by these persons in the open market after the offering will be free of this restriction. Shares of common stock issued to directors and executive officers will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to restricted common stock will be similarly restricted.

Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their deposits with Tempo Bank as account holders. While this aspect of the offering makes it difficult, if not impossible, for insiders to purchase stock for the explicit purpose of meeting the minimum of the offering, any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Office of Thrift Supervision regulations restrict sales of common stock purchased in the offering by directors and executive officers for a period of one year following the offering.

Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of reorganization and stock issuance, and their associates, during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under stock benefit plans.

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

Material Income Tax Consequences

Although the reorganization may be effected in any manner approved by the Office of Thrift Supervision that is consistent with the purposes of the plan of reorganization and stock issuance and applicable law, regulations and policies, it is intended that the reorganization will be effected through a merger. Completion of the reorganization is conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Illinois tax laws, that no gain or loss will be recognized by Tempo Bank, Sugar Creek Financial or Sugar Creek MHC as a result of the reorganization or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. The tax opinions summarized below address all material federal income tax consequences that are generally applicable to Tempo Bank, Sugar Creek Financial and Sugar Creek MHC, persons receiving subscription rights and all investors who purchase stock in the offering.

Muldoon Murphy & Aguggia LLP has issued an opinion to Tempo Bank that, for federal income tax purposes, concludes that:

•

the reorganization will constitute a reorganization under Internal Revenue Code section 368(a)(1)(F), and Tempo Bank (in either its mutual form (the “Mutual Bank”) or its stock form (the “Stock Bank”) will recognize no gain or loss as a result of the reorganization;

•	the basis of each asset of the Mutual Bank held by the Stock Bank immediately after the reorganization will be the same as the Mutual Bank’s basis for such asset immediately before the reorganization;

•

the holding period of each asset of the Mutual Bank received by the Stock Bank immediately after the reorganization will include the period during which such asset was held by the Mutual Bank before the reorganization;

•

for purposes of Internal Revenue Code section 381(b), the Stock Bank will be treated as if there had been no reorganization and, accordingly, the taxable year of the Mutual Bank will not end on the effective date of the reorganization and the tax attributes of the Mutual Bank (subject to application of Internal Revenue Code sections 381, 382 and 384), including the Mutual Bank’s bad debt reserves and earnings and profits, will be taken into account by the Stock Bank as if the reorganization had not occurred;

•

the Mutual Bank’s members will recognize no gain or loss upon their constructive receipt of shares of the Stock Bank common stock solely in exchange for their mutual ownership interest in the Mutual Bank;

•

no gain or loss will be recognized by members of the Mutual Bank upon the issuance to them of deposits in the Stock Bank in the same dollar amount and upon the same terms as their deposits in the Mutual Bank;

•

with respect to the members of the Mutual Bank’s exchange of the stock of the Stock Bank constructively received for the mutual ownership interests in Sugar Creek MHC, the exchange will qualify as an exchange of property for stock under Internal Revenue Code Section 351, the initial stockholders of the Stock Bank will recognize no gain or loss upon the constructive transfer to Sugar Creek MHC of the shares of the Stock Bank they constructively received and Sugar Creek MHC will recognize no gain or loss upon its receipt of the common stock of the Stock Bank in exchange for mutual ownership interests in the Mutual Bank;

•

with respect to Sugar Creek MHC’s transfer of 100.0% of the common stock of the Stock Bank to Sugar Creek Financial, Sugar Creek Financial will recognize no gain or loss upon its transfer of 100.0% of the common stock of the Stock Bank from Sugar Creek MHC and Sugar Creek MHC will recognize no gain or loss upon its transfer of 100.0% of the common stock of the Stock Bank from Sugar Creek MHC to Sugar Creek Financial;

•

it is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of Sugar Creek Financial to be issued to eligible account holders, supplemental eligible account holders and other members is zero and, accordingly, that no income will be realized by eligible account holders, supplemental eligible account holders and other members upon the issuance to them of the subscription rights or upon the exercise of the subscription rights;

•

it is more likely than not that the tax basis to the holders of shares of common stock purchased in the reorganization pursuant to the exercise of the subscription rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the reorganization; and

•	the holding period for shares of common stock purchased in the community offering or syndicated community offering will begin on the day after the date of the purchase.

The opinions set forth in the 9th and 10th bullet points above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights issued by a converting financial institution have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase Sugar Creek Financial common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

Tempo Bank has also received an opinion from Michael Trokey & Company, P.C., that, assuming the reorganization does not result in any federal income tax liability to Tempo Bank, its account holders, or Sugar Creek Financial, implementation of the plan of reorganization and stock issuance will not result in any Illinois income tax liability to those entities or persons.

The opinions of Muldoon Murphy & Aguggia LLP and Michael Trokey & Company, P.C. are filed as exhibits to the registration statement that Sugar Creek Financial has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Interpretation, Amendment and Termination

To the extent permitted by law, all interpretations by us of the plan of reorganization and stock issuance will be final; however, such interpretations have no binding effect on the Office of Thrift Supervision. The plan of reorganization and stock issuance provides that, if deemed necessary or desirable, we may substantively amend the plan of reorganization and stock issuance as a result of comments from regulatory authorities or otherwise.

Completion of the offering requires the sale of all shares of the common stock within 90 days following approval of the plan of reorganization and stock issuance by the Office of Thrift Supervision, unless an extension is granted by the Office of Thrift Supervision. If this condition is not satisfied, the plan of reorganization and stock issuance will be terminated and we will continue our business as a wholly owned subsidiary of Sugar Creek MHC. We may terminate the plan of reorganization and stock issuance at any time.

Restrictions on Acquisition of Sugar Creek Financial

General

The plan of reorganization and stock issuance provides that Tempo Bank will reorganize into the “two-tier” federal mutual holding company structure and includes the adoption of a federal stock charter and bylaws of Sugar Creek Financial. Certain provisions in the charter and bylaws of Sugar Creek Financial may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Mutual Holding Company Structure

Sugar Creek MHC will own a majority of the outstanding common stock of Sugar Creek Financial after the offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. For example, Sugar Creek MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Sugar Creek Financial. It will not be possible for another entity to acquire Sugar Creek Financial without the consent of Sugar Creek MHC. Sugar Creek MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Sugar Creek Financial.

Charter and Bylaws of Sugar Creek Financial

Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our charter and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

Beneficial Ownership Limitation. Our charter provides that for a period of five years from the date of the consummation of the initial stock offering of Sugar Creek Financial, no person other than Sugar Creek MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of an equity security of Sugar Creek Financial. In the event a person acquires shares in violation of this provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. This provision does not apply to a transaction in which Sugar Creek Financial fully converts from the mutual holding company form of organization.

Board of Directors.

Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The stockholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Sugar Creek Financial.

Filling of Vacancies; Removal. The bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the remaining directors although less than a quorum of the board of directors then in office. A person elected to fill a vacancy on the board of directors will serve until the next election of directors by the stockholders. Our bylaws provide that a director may be removed from the board of directors prior to the expiration of his or her term only for cause and only upon the vote of a majority of the outstanding shares of voting stock. These provisions make it more difficult for stockholders to remove directors and replace them with their own nominees.

Elimination of Cumulative Voting. The charter of Sugar Creek Financial provides that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a stockholder group to elect a director nominee.

Qualification. The bylaws provide that no person will be eligible to serve on the board of directors who (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, or (2) is a person against who a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

Stockholder Action by Written Consent; Special Meetings of Stockholders. Our stockholders must act only through an annual or special meeting or by unanimous written consent. The bylaws provide that the chairman of the board of directors, the president or a majority of the board of directors or holders of 10% or more of our outstanding shares may request the calling of a special meeting. The provisions of our charter and bylaws limiting stockholder action by written consent and calling of special meetings of stockholders may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called in accordance with the provisions of the bylaws. These provisions also would prevent the holders of a majority of common stock from unilaterally using the written consent procedure to take stockholder action.

Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws establish an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders. Advance notice of nominations or proposed business by stockholders gives the board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about those matters.

Stockholder Nominations. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the board of directors or by a stockholder who has given appropriate notice to Sugar Creek Financial before the meeting. Stockholder nominations must be in writing and delivered to the Secretary of Sugar Creek Financial at least 30 days prior to the date of the annual meeting, provided however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given or made, notice by a stockholder of his or her intention to nominate a director must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure of the annual meeting was made.

Stockholder Proposals. A stockholder may not bring new business before an annual meeting unless the stockholder has given Sugar Creek Financial appropriate notice of its intention to bring that business before the meeting. A stockholder may propose new business at an annual meeting; however, such business must be stated in writing and filed with Sugar Creek Financial’s Secretary at least 30 days before the date of the annual meeting, provided however, that when public notice of the date of the annual meeting is less than 40 days, notice by the stockholder of a proposal must not be received later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was made to the public. Additionally, if such proposal is not presented, in writing, to Sugar Creek Financial’s Corporate Secretary at least 30 days prior to such meeting, such nomination or proposal shall be laid over for action at an adjourned, special or annual meeting taking place 30 days or more thereafter. A stockholder who desires to raise new business must provide certain information to Sugar Creek Financial concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter.

Authorized but Unissued Shares of Capital Stock. Following the offering, we will have authorized but unissued shares of common and preferred stock. Our charter authorizes the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates, and liquidation preferences. Although such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, it is anticipated that such uses will be unlikely given that Sugar Creek MHC must always own a majority of our common stock.

Regulatory Restrictions

Office of Thrift Supervision Regulations. Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

Restrictions on Remutualization Transactions. Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, in June 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. The Office of Thrift Supervision will require empirical data that demonstrates that the minority stockholders are receiving a reasonable value in proportion to their interest in the company. If any of the pricing parameters specified by the Office of Thrift Supervision are exceeded, the Office of Thrift Supervision will consider requiring that the transaction be approved by a majority of the votes eligible to be cast by the members of the acquiring mutual and the target mutual holding company without the use of running proxies.

Since the Office of Thrift Supervision policy on remutualization transactions was issued, there has been only two such transactions announced. It is likely that the pricing parameters imposed by the Office of Thrift Supervision policy will make remutualization transactions less attractive to mutual holding companies.

Change in Bank Control Act. The acquisition of 10% or more of our outstanding common stock may trigger the provisions of the Change in Bank Control Act. The Office of Thrift Supervision has also adopted a regulation under the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a federally chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Office of Thrift Supervision.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Office of Thrift Supervision regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Office of Thrift Supervision to disapprove a proposed acquisition on certain specified grounds.

Description of Sugar Creek Financial Capital Stock

The common stock of Sugar Creek Financial will represent nonwithdrawable capital, will not be an account of any type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

General

Sugar Creek Financial is authorized to issue 14,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of Sugar Creek Financial’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of reorganization and stock issuance, all stock will be duly authorized, fully paid and nonassessable. Sugar Creek Financial will not issue any shares of preferred stock in the offering.

Common Stock

Dividends. Sugar Creek Financial can pay dividends if, as and when declared by its board of directors. The payment of dividends by Sugar Creek Financial is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of Sugar Creek Financial will be entitled to receive and share equally in dividends declared by the board of directors of Sugar Creek Financial. If Sugar Creek Financial issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. After the reorganization, the holders of common stock of Sugar Creek Financial will possess exclusive voting rights in Sugar Creek Financial. They will elect Sugar Creek Financial’s board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Sugar Creek Financial,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Sugar Creek Financial issues preferred stock, holders of Sugar Creek Financial preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Tempo Bank, Sugar Creek Financial, as the sole holder of Tempo Bank’s capital stock, would be entitled to receive all of Tempo Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Tempo Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Sugar Creek Financial, the holders of its common stock would be entitled to receive all of the assets of Sugar Creek Financial available for distribution after payment or provision for payment of all its debts and liabilities. If Sugar Creek Financial issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of Sugar Creek Financial will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

Sugar Creek Financial will not issue any preferred stock in the offering and it has no current plans to issue any preferred stock after the offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Registrar and Transfer Company, Cranford, New Jersey.

Registration Requirements

We have registered our common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

Legal and Tax Opinions

The legality of our common stock has been passed upon for us by Muldoon Murphy & Aguggia LLP, Washington, D.C. The federal tax consequences of the reorganization and stock offering have been opined upon by Muldoon Murphy & Aguggia LLP and the state tax consequences of the reorganization and stock offering have been opined upon by Michael Trokey & Company, P.C. Muldoon Murphy & Aguggia LLP and Michael Trokey & Company, P.C. have consented to the references to their opinions in this prospectus. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Luse Gorman Pomerenk & Schick, PC, Washington, D.C.

Experts

The financial statements of Tempo Bank as of March 31, 2006 and 2005, and for each of the years in the two year period ended March 31, 2006 included in this prospectus and in the registration statement have been audited by Michael Trokey & Company, P.C., St. Louis, Missouri, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

RP Financial has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.

Where You Can Find More Information

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the stock offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Sugar Creek Financial has filed an application for approval of the plan of reorganization and stock issuance with the Office of Thrift Supervision. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, NW, Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Southeast Regional Office of the Office of Thrift Supervision, 1475 Peachtree Street, N.E., Atlanta, Georgia 30309.

A copy of the plan of reorganization and stock issuance and Sugar Creek Financial’s charter and bylaws are available without charge from Tempo Bank.

The appraisal report of RP Financial has been filed as an exhibit to our registration statement and to our application to the Office of Thrift Supervision. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its website as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Office of Thrift Supervision as described above.

Index to Financial Statements of

Tempo Bank

* * *

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for Sugar Creek Financial have not been included in this prospectus because Sugar Creek Financial has not been incorporated as of the date of this prospectus, has engaged only in organizational activities and has no significant assets, contingent or other liabilities, revenues or expenses.

MICHAEL TROKEY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

10411 CLAYTON ROAD

ST. LOUIS, MISSOURI 63131

Report of Independent Registered Public Accounting Firm

Audit Committee and Board of Directors

Tempo Bank

Trenton, Illinois

We have audited the accompanying balance sheets of Tempo Bank as of March 31, 2006 and 2005 and the related statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tempo Bank as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

St. Louis, Missouri May 5, 2006, except for Note 14, as to which the date is October 23, 2006

TEMPO BANK

Balance Sheets

September 30, 2006 (Unaudited) and March 31, 2006 and 2005

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Assets
Cash and due from banks	$1,363,012	1,433,796	1,243,322
Federal funds sold	1,391,000	1,381,000	1,000,000
FHLB daily investment	1,650,083	2,295,887	1,106,205

Cash and cash equivalents	4,404,095	5,110,683	3,349,527
Stock in Federal Home Loan Bank of Chicago	2,016,100	2,831,455	2,734,200
Loans receivable, net of allowance for loan losses of $130,000	74,506,921	67,092,183	59,914,696
Premises and equipment, net	890,669	932,791	977,597
Accrued interest receivable:
Securities	4,000	13,666	23,000
Loans receivable	275,524	258,000	195,115

Other assets including prepaid income taxes of $36,933 as of March 31, 2006	103,188	197,414	127,306

Total assets	$82,200,497	76,436,192	67,321,441

Liabilities and Retained Earnings
Deposits	$60,270,488	59,456,021	48,747,534
Accrued interest on deposits	230,641	189,340	102,635
Advances from FHLB of Chicago	15,000,000	10,000,000	12,000,000
Advances from borrowers for taxes and insurance	82,030	269,562	228,331
Other liabilities	142,834	148,934	155,583
Accrued income taxes	31,910	—	227,160
Deferred tax liability	397,865	422,865	372,865

Total liabilities	76,155,768	70,486,722	61,834,108

Commitments and contingencies
Retained earnings - substantially restricted	6,044,729	5,949,470	5,487,333

Total liabilities and retained earnings	$82,200,497	76,436,192	67,321,441

See accompanying notes to financial statements.

TEMPO BANK

Statements of Earnings

Six Months Ended September 30, 2006 and 2005 (Unaudited)

and Years Ended March 31, 2006 and 2005

	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
Interest income:
Loans receivable	$2,103,540	1,820,696	3,714,554	3,343,588
Securities	33,099	69,008	109,343	271,475
Other interest-earning assets	79,894	46,352	109,244	42,763

Total interest income	2,216,533	1,936,056	3,933,141	3,657,826

Interest expense:
Deposits	962,479	549,393	1,304,525	923,315
Advances from FHLB	294,729	286,123	529,051	530,484

Total interest expense	1,257,208	835,516	1,833,576	1,453,799

Net interest income	959,325	1,100,540	2,099,565	2,204,027
Provision (credit) for loan losses	(4,452)	—	17,116	2,042

Net interest income after provision (credit) for loan losses	963,777	1,100,540	2,082,449	2,201,985

Noninterest income:
Loan service charges	8,042	18,540	27,302	23,201
Service charges on deposit accounts	41,563	22,576	50,544	57,813
Gain on sale of investment in service bureau	18,491	328,880	345,166	—
Other	5,376	7,330	15,771	13,561

Total noninterest income	73,472	377,326	438,783	94,575

Noninterest expense:
Compensation and benefits	529,119	501,261	1,045,663	946,855
Occupancy expense	43,071	42,317	89,072	86,269
Equipment and data processing	141,887	144,579	292,851	312,719
Federal deposit insurance premiums	3,632	3,314	6,713	7,302
Loss (gain) on foreclosed real estate	—	—	—	(28,316)
Advertising	27,661	22,946	46,832	34,173
Supplies expense	22,584	14,560	30,796	28,872
Other	111,193	117,510	249,657	238,412

Total noninterest expense	879,147	846,487	1,761,584	1,626,286

Earnings before income taxes	158,102	631,379	759,648	670,274

Income taxes:
Current	87,843	221,982	247,511	302,574
Deferred	(25,000)	25,000	50,000	(40,000)

Total income taxes	62,843	246,982	297,511	262,574

Net earnings	$95,259	384,397	462,137	407,700

See accompanying notes to financial statements.

TEMPO BANK

Statements of Retained Earnings

Six Months Ended September 30, 2006 (Unaudited)

and Years Ended March 31, 2006 and 2005

Retained Earnings
Balance at March 31, 2004	$5,079,633
Net earnings	407,700

Balance at March 31, 2005	5,487,333
Net earnings	462,137

Balance at March 31, 2006	5,949,470
Net earnings (Unaudited)	95,259

Balance at September 30, 2006 (Unaudited)	$6,044,729

See accompanying notes to financial statements.

TEMPO BANK

Statements of Cash Flows

Six Months Ended September 30, 2006 and 2005 (Unaudited)

and Years Ended March 31, 2006 and 2005

	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
Cash flows from operating activities:
Net earnings	$95,259	384,397	462,137	407,700
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Depreciation	44,122	47,697	95,284	107,058
FHLB stock dividends	—	(70,900)	(97,255)	(318,700)
Amortization of deferred loan fees, net	(10,722)	(5,567)	(18,579)	(25,873)
Provision (credit) for loan losses	(4,452)	—	17,116	2,042
Loss (gain) on foreclosed real estate	—	—	—	(28,316)
Decrease (increase) in accrued interest receivable	(7,858)	(54,008)	(53,551)	67,037
Decrease (increase) in other assets	94,226	43,300	(70,108)	10,452
Increase (decrease) in:
Accrued interest on deposits	41,301	51,111	86,705	(2,566)
Other liabilities	(6,100)	11,195	(6,649)	40,277
Accrued income taxes	31,910	(68,531)	(227,160)	227,160
Deferred income tax liability	(25,000)	25,000	50,000	(40,000)

Net cash provided by (used for) operating activities	252,686	363,694	237,940	446,271

Cash flows from investing activities:
Net change in loans receivable	(7,399,564)	(3,571,765)	(7,176,024)	(6,399,755)
Redemption of FHLB stock	815,355	—	—	3,309,800
Proceeds from sale of foreclosed real estate, net	—	—	—	181,727
Purchase of premises and equipment	(2,000)	(12,888)	(50,478)	(54,789)

Net cash provided by (used for) investing activities	(6,586,209)	(3,584,653)	(7,226,502)	(2,963,017)

Cash flows from financing activities:
Net increase (decrease) in deposits	814,467	4,329,749	10,708,487	(351,378)
Increase (decrease) in advances from borrowers for taxes and insurance	(187,532)	(102,533)	41,231	39,122
Proceeds from advances from FHLB	5,000,000	2,000,000	2,000,000	6,500,000
Repayment of advances from FHLB	—	—	(4,000,000)	(4,500,000)

Net cash provided by (used for) financing activities	5,626,935	6,227,216	8,749,718	1,687,744

Net increase (decrease) in cash and cash equivalents	(706,588)	3,006,257	1,761,156	(829,002)
Cash and cash equivalents at beginning of period	5,110,683	3,349,527	3,349,527	4,178,529

Cash and cash equivalents at end of period	$4,404,095	6,355,784	5,110,683	3,349,527

Supplemental disclosures-cash paid during the period for:
Interest on deposits and advances from FHLB	$1,320,184	891,625	1,754,276	1,450,707
Federal and state income taxes	19,000	290,513	511,604	26,948
Real estate and repossessions acquired in settlement of loans	$—	—	—	—

See accompanying notes to financial statements.

TEMPO BANK

Notes to Financial Statements

September 30, 2006 (Unaudited) and March 31, 2006 and 2005

and Six Months Ended September 30, 2006 and 2005 (Unaudited)

and Years Ended March 31, 2006 and 2005

(1)	Summary of Significant Accounting Policies

The following comprise the significant accounting policies which Tempo Bank (“Bank”) follows in preparing and presenting its financial statements:

a.	For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing funds in other banks with original maturities of three months or less. Interest-bearing funds in other banks were $3,041,083, $3,676,887 and $2,106,205 at September 30, 2006, March 31, 2006 and 2005, respectively.

b.	Stock in Federal Home Loan Bank of Chicago (“FHLBC”) is recorded at cost, which represents historical redemption value. On October 18, 2005, the Board of Directors of the FHLBC temporarily discontinued redemptions of “voluntary stock”. Voluntary stock is stock held by members in excess of the amount required as a condition of membership or for borrowings from the FHLBC. Redemptions of voluntary stock resumed in June 2006. Dividends will continue to require approval by the Federal Housing Finance Board (“FHFB”). In addition, the FHLBC entered into an amendment to its written agreement with the FHFB to maintain a minimum total capital level equal to the October 18, 2005 balance, and to provide that no stock will be redeemed if the transaction would cause the FHLBC to fail to meet any of its minimum capital requirements. The Bank may redeem voluntary stock in the future when permitted by the FHLBC.

c.	Loans receivable, net are carried at unpaid principal balances, less allowance for losses, net deferred loan fees and loans in process. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

d.	Specific valuation allowances are established for impaired loans for the difference between the loan amount and the fair value of collateral less estimated selling costs. The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. Such loans are placed on nonaccrual status at the point deemed uncollectible. Impairment losses are recognized through an increase in the allowance for loan losses. A loan is considered delinquent when a payment has not been made by the contractual due date.

e.	Allowance for losses is available to absorb losses incurred on loans receivable and represents additions charged to expense, less net charge-offs. Loans are charged-off in the period deemed uncollectible. Recoveries of loans previously charged-off are recorded when received. In determining the allowance for losses to be maintained, management evaluates current economic conditions, past loss and collection experience, fair value of the underlying collateral and risk characteristics of the loan portfolio. Management believes that all known and inherent losses in the loan portfolio that are probable and reasonable to estimate have been recorded as of each balance sheet date.

TEMPO BANK

Notes to Financial Statements

f.	Premises and equipment, net are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated lives are fifteen to forty years for the office buildings and improvements and three to ten years for furniture and equipment.

g.	Foreclosed real estate held for sale is carried at the lower of cost or fair value less estimated selling costs. Costs relating to improvement of foreclosed real estate are capitalized. Allowance for losses is available when necessary to absorb losses incurred on foreclosed real estate and represents additions charged to expense, less net gains or losses. In determining the allowance for losses to be maintained, management evaluates current economic conditions, fair value of the underlying collateral and risk characteristics of foreclosed real estate held for sale. Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

h.	Interest on securities and loans receivable is accrued as earned. Interest on loans receivable deemed uncollectible is excluded from income until collected. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest.

i.	Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

j.	The following paragraphs summarize recent accounting pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004) (SFAS No. 123(R)). “Share-Based Payment.” SFAS No. 123(R) requires all entities to recognize compensation expense equal to the fair value of share-based payments such as stock options granted to employees. SFAS No. 123(R) is effective for the first interim period after the effective date of the Conversion and Reorganization (see Note 13). The effect on future operations will depend on the level of future option grants, vesting period of such options and fair value of options granted at such future dates.

In March 2005, the Securities and Exchange Commission (“SEC”) issued SEC Staff Accounting Bulletin No. 107 (SAB 107), which expresses views of the staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public entities. The Bank will consider the guidance provided by SAB 107 as part of its adoption of SFAS No. 123(R).

In December 2005, the FASB issued FSP SOP 94-6-1, “Terms of Loan Products That May Give Rise to a Concentration of Credit Risk.” The FSP expands the reporting requirements under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” for loan products that are determined to represent a concentration of credit risk, including contractual features where repayments are less than the repayments for fully amortizing loans of an equivalent term and high

TEMPO BANK

Notes to Financial Statements

loan-to-value ratios. The guidance in this FSP is generally effective for interim and annual periods ending after December 19, 2005. On occasion, the Bank originates single-family loans with high loan to value ratios exceeding 90 percent. The Bank does not consider the level of such loans to be a significant concentration of credit risk as of the balance sheet dates presented within the financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments —an amendment of FASB Statements No. 133 and No. 140.” SFAS No. 155 amends FASB Statements No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” The Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Bank does not expect SFAS No. 155 to have a material impact on the Bank’s financial position or results of operation.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.” SFAS No. 156 amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. Statement No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Bank does not expect SFAS No. 156 to have a material impact on the Bank’s financial position or results of operation.

In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109”. This Interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting for interim periods and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The Bank is currently assessing the impact of the Interpretation on its financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which requires an entity to recognize the over funded or under funded status of a defined benefit pension or other postretirement plan (other than a multiemployer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur though comprehensive income. SFAS No. 158 also requires an entity to measure the funded status of a plan as of a balance sheet date, with limited exceptions. SFAS No. 158 amends SFAS Nos. 87, 106 and 132 (revised) as well as other accounting literature and is effective for the Bank’s fiscal year ending March 31, 2007. Public entities are required to initially recognize the funded status of a defined benefit plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. SFAS No. 158 will not change the accounting for the Bank’s multiemployer plan.

(2)	Risks and Uncertainties

The Bank is a community oriented financial institution that provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage loans located in the Clinton, St. Clair, Madison and Bond County, Illinois area.

TEMPO BANK

Notes to Financial Statements

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

The Bank’s operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of Thrift Supervision (“OTS”). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. The Bank uses a net market value methodology provided by an outside consulting firm to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of an increase or decrease in interest rates in 100 basis point increments. Net portfolio value is the expected net cash flows from the institution’s assets, liabilities and off-balance sheet contracts. Credit risk is the risk of default on the Bank’s loan portfolio that results from inability or unwillingness of borrowers to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank.

The Bank is subject to periodic examination by regulatory agencies that may require the Bank to record increases in the allowances based on their evaluation of available information. There can be no assurance that the Bank’s regulators will not require further increases to the allowances.

(3)	Loans Receivable, Net

Loans receivable, net are summarized as follows:

	September 30,	March 31,
	2006	2006	2005
	(Unaudited)
Real estate loans:
Single-family loans, 1- 4 units	$66,119,387	60,275,292	53,206,603
Multi-family	1,124,620	1,010,835	1,054,938
Commercial real estate	1,455,884	536,383	942,093
Land	1,434,561	926,845	730,182
Automobile loans	2,740,210	2,497,427	1,939,528
Home equity loans	1,462,789	1,401,660	1,342,501
Loans secured by deposit accounts	416,970	682,493	930,128

	74,754,421	67,330,935	60,145,973
Allowance for losses	(130,000)	(130,000)	(130,000)
Deferred loan fees, net	(117,500)	(108,752)	(101,277)

	$74,506,921	67,092,183	59,914,696

Weighted-average rate	5.88%	5.78%	5.86%

Balloon and adjustable-rate loans in the loan portfolio amounted to $35,590,840 at September 30, 2006 and $32,378,672 and $28,144,483 at March 31, 2006 and 2005, respectively.

TEMPO BANK

Notes to Financial Statements

Following is a summary of activity in allowance for losses:

	Six Months Ended		Years Ended
	September 30,		March 31,
	2006	2005	2006	2005
	(Unaudited)
Balance, beginning of year	$130,000	130,000	130,000	130,000
Loan charge-offs	(10,553)	—	(17,116)	(2,042)
Recoveries	15,005	—	—	—
Provision charged to expense	(4,452)	—	17,116	2,042

Balance, end of year	$130,000	130,000	130,000	130,000

There were no impaired loans under SFAS No. 114 at September 30, 2006, March 31, 2006 or 2005.

Following is a summary of loans to directors and executive officers:

	September 30, 2006	March 31, 2006
	(Unaudited)
Balance, beginning of period	$495,072	491,906
Additions	2,128,000	49,500
Repayments	(1,465,290)	(46,334)

Balance, end of period	$1,157,782	495,072

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

Following is a summary of nonperforming loans:

	September 30, 2006	March 31,
		2006	2005
	(Unaudited)
Nonaccrual loans	$891,161	804,879	288,665
Accruing loans past due 90 days or more	—	—	—

Total nonperforming loans	$891,161	804,879	288,665

Allowance for losses on nonperforming loans	$89,100	80,488	28,867

Nonperforming loans with no allowance	$—	—	—

Average balance of nonperforming loans	$884,993	675,000	288,665

TEMPO BANK

Notes to Financial Statements

If interest on nonaccrual loans had been accrued, such income would have been $29,323 for the six months ended September 30, 2006 and $55,927 for the year ended March 31, 2006. Interest income recognized on nonaccrual loans amounted to $34,790 for the six months ended September 30, 2006 and $56,748 for the year ended March 31, 2006.

(4)	Premises and Equipment, Net

Premises and equipment, net are summarized as follows:

	September 30, 2006	March 31,
		2006	2005
	(Unaudited)
Land	$243,041	243,041	243,041
Office buildings and improvements	1,186,181	1,186,181	1,177,790
Furniture and equipment	557,407	630,432	733,729

	1,986,629	2,059,654	2,154,560
Less accumulated depreciation	1,095,960	1,126,863	1,176,963

	$890,669	932,791	977,597

(5)	Foreclosed Real Estate Held for Sale, Net

Activity in the allowance for loss on foreclosed real estate held for sale consists of a gain on sale of $28,316 for the year ended March 31, 2005.

(6)	Deposits

Deposits are summarized as follows:

	September 30, 2006	March 31,
Description and interest rate		2006	2005
	(Unaudited)
Non-interest bearing NOW accounts	$2,199,240	2,202,839	1,673,655
NOW accounts, .55%,.83% and 1.00%	4,309,641	5,114,547	6,519,824
Savings accounts, 1.00%	7,963,970	8,279,366	8,554,030
Money market accounts, 1.96%, 1.45% and 1.45%	1,601,978	1,233,756	2,258,107

Total transaction accounts	16,074,829	16,830,508	19,005,616

Certificates:
1.01 - 2.00%	2,856,115	4,298,125	10,748,686
2.01 - 3.00%	1,212,672	2,291,971	7,552,424
3.01 - 4.00%	9,401,143	15,193,839	10,318,810
4.01 - 5.00%	20,125,858	20,301,216	279,117
5.01 - 6.00%	10,599,871	540,362	823,186
6.01 - 7.00%	—	—	19,695

Total certificates, 4.34%, 3.86% and 2.73%	44,195,659	42,625,513	29,741,918

Total deposits, 3.41%, 3.01% and 2.04%	$60,270,488	59,456,021	48,747,534

TEMPO BANK

Notes to Financial Statements

Certificate maturities are summarized as follows:

	September 30, 2006	March 31,
		2006	2005
	(Unaudited)
First year	$36,890,535	24,923,764	16,770,603
Second year	5,066,124	14,431,423	6,985,130
Third year	2,060,293	2,648,908	3,500,222
Fourth year	131,855	549,233	2,176,769
Fifth year	46,852	72,185	309,194

	$44,195,659	42,625,513	29,741,918

The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at September 30, 2006 were $2,718,945 and $7,110,630, respectively. The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at March 31, 2006 were $2,244,106 and $8,005,169, respectively. The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at March 31, 2005 were $3,596,428 and $4,955,283, respectively. Generally, deposits in excess of $100,000 are not Federally insured.

Interest on deposits is summarized as follows:

	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
NOW accounts	$14,989	29,900	56,011	64,154
Savings accounts	40,220	42,540	82,981	92,700
Money market accounts	10,332	15,065	19,949	27,545
Certificates accounts	896,938	461,888	1,145,584	738,916

	$962,479	549,393	1,304,525	923,315

(7)	Advances from FHLB of Chicago

Advances from FHLB of Chicago are summarized as follows:

		September 30, 2006	March 31,
Maturity	Interest Rate		2006	2005
		(Unaudited)
Daily	5.62%	$5,000,000	—	—
October 10, 2005	4.30%	—	—	2,000,000
October 10, 2006	4.60%	2,000,000	2,000,000	2,000,000
October 12, 2007	3.44%	3,000,000	3,000,000	3,000,000
February 13, 2008	5.10%	5,000,000	5,000,000	5,000,000

		$15,000,000	10,000,000	12,000,000

Weighted-average rate		4.92%	4.56%	4.47%

TEMPO BANK

Notes to Financial Statements

At September 30, 2006 advances from FHLB were secured by FHLB stock and mortgage loans of $48,437,000. At March 31, 2006 advances from FHLB were secured by FHLB stock and mortgage loans of $45,572,000.

(8)	Income Taxes

The Bank used the experience method bad debt deduction for all periods covered by the financial statements. The Bank’s tax bad debt reserves at September 30, 2006 and March 31, 2006 were approximately $888,000. The estimated deferred tax liability on such amount is approximately $302,000, which has not been recorded in the accompanying financial statements. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

The provision for income taxes differs from the Federal statutory corporate tax rate as follows:

	Percentage of earnings before income taxes
	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
Federal statutory income tax rate	34.0%	34.0%	34.0%	34.0%
Increases (decreases) in tax rate:
State taxes, net of Federal tax benefit	3.9	4.2	4.2	4.8
Other, net	1.8	0.9	1.0	0.4

Tax rate	39.7%	39.1%	39.2%	39.2%

The components of the net deferred tax liability are summarized as follows:

	September 30, 2006	March 31,
		2006	2005
	(Unaudited)
Deferred tax liabilities:
FHLB stock dividends	$129,548	129,548	100,588
Deferred loan costs	6,785	7,382	8,573
Tax over book depreciation	225,636	241,132	251,456
Accrued income and expense	86,596	95,503	62,948

Total deferred tax liabilities	448,565	473,565	423,565
Deferred tax asset -
Allowance for losses on loans	(50,700)	(50,700)	(50,700)

Net deferred tax liability	$397,865	422,865	372,865

TEMPO BANK

Notes to Financial Statements

Income taxes are summarized as follows:

	Six Months Ended September 30,		Years Ended March 31,
	2006	2005	2006	2005
	(Unaudited)
Current:
Federal	$73,525	184,826	206,076	254,910
State	14,318	37,156	41,435	47,664

	87,843	221,982	247,511	302,574

Deferred:
Federal	(20,000)	21,500	43,000	(36,000)
State	(5,000)	3,500	7,000	(4,000)

	(25,000)	25,000	50,000	(40,000)

Total income taxes	$62,843	246,982	297,511	262,574

(9)	Employee Benefits

The Bank participates in an industry-wide retirement plan, which covers substantially all employees. Since this is a multiemployer plan, the plan’s administrators are unable to determine the actuarial present value of benefits attributable to the Bank’s participants. The unfunded pension liability of the Bank was approximately $479,000, $612,000 and $504,000 at June 30, 2006 (the most recent report available), June 30, 2005 and June 30, 2004, respectively. Pension expense was $129,358 and $131,918 for the six months ended September 30, 2006 and 2005, respectively, and $243,216 and $182,692 for the years ended March 31, 2006 and 2005, respectively.

The Bank has a defined contribution plan which covers substantially all employees. Participants may contribute up to 20% of salary, subject to Internal Revenue Code limitations. The Bank matches the employee contribution, up to 4% of salary. Participants are fully vested after four years of service. Plan expense was $12,118 and $11,520, respectively for the six months ended September 30, 2006 and 2005 and $21,482 and $20,840 for the years ended March 31, 2006 and 2005, respectively.

(10)	Retained Earnings and Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors. At September 30, 2006, the Bank met all capital adequacy requirements. The Bank is also subject to the regulatory framework for prompt corrective action. The most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the aforementioned notifications that management believes have changed the Bank’s category.

TEMPO BANK

Notes to Financial Statements

The Bank’s actual and required capital amounts and ratios at September 30, 2006 (Unaudited) are as follows:

			Minimum Required
	Actual		for Capital Adequacy		to be “Well Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Retained earnings-tangible capital	$6,045	7.4%	$1,233	1.5%
General valuation allowance	130

Total capital to risk-weighted assets	$6,175	14.0%	$3,530	8.0%	$4,412	10.0%

Tier 1 capital to risk-weighted assets	$6,045	13.7%	$1,765	4.0%	$2,647	6.0%

Tier 1 capital to total assets	$6,045	7.4%	$3,288	4.0%	$4,110	5.0%

The Bank’s actual and required capital amounts and ratios at March 31, 2006 are as follows:

			Minimum Required
	Actual		for Capital Adequacy		to be “Well Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Retained earnings-tangible capital	$5,949	7.8%	$1,145	1.5%
General valuation allowance	130

Total capital to risk-weighted assets	$6,079	15.6%	$3,110	8.0%	$3,888	10.0%

Tier 1 capital to risk-weighted assets	$5,949	15.3%	$1,555	4.0%	$2,333	6.0%

Tier 1 capital to total assets	$5,949	7.8%	$3,052	4.0%	$3,816	5.0%

TEMPO BANK

Notes to Financial Statements

The Bank’s actual and required capital amounts and ratios at March 31, 2005 are as follows:

			Minimum Required
	Actual		for Capital Adequacy		to be “Well Capitalized”
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
Retained earnings-tangible capital	$5,487	8.2%	$1,009	1.5%
General valuation allowance	130

Total capital to risk-weighted assets	$5,617	16.4%	$2,749	8.0%	$3,436	10.0%

Tier 1 capital to risk-weighted assets	$5,487	16.0%	$1,374	4.0%	$2,061	6.0%

Tier 1 capital to total assets	$5,487	8.2%	$2,691	4.0%	$3,363	5.0%

(11)	Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank’s maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Bank minimizes this risk by evaluating each borrower’s creditworthiness on a case-by-case basis. Generally, collateral held by the Bank consists of a first or second mortgage on the borrower’s property. Commitments at September 30, 2006 to originate balloon and adjustable-rate mortgage loans and fixed-rate mortgage loans were $0 and $220,000, respectively, generally expiring in 60 days or less. The fixed-rate commitment was issued at an interest rate of 6.25%.

(12)	Contingencies

At September 30, 2006 and March 31, 2006, there were no known pending litigation or other claims that management believes will be material to the Bank’s financial position.

(13)	Fair Value of Financial Instruments

The following methods and assumptions were used in estimating the fair values shown below:

•	Cash and cash equivalents are valued at their carrying amounts due to the relatively short period to maturity of the instruments.

•	Stock in FHLB of Chicago is valued at cost, which represents historical redemption value and approximates fair value.

•	Fair values are computed for each loan category using market spreads to treasury securities for similar existing loans in the portfolio and management’s estimates of prepayments.

•	The carrying amounts of accrued interest receivable and payable approximate fair value.

•	Deposits with no defined maturities, such as NOW accounts, savings accounts and money market deposit accounts, are valued at the amount payable on demand at the reporting date.

•	The fair values of certificates of deposit and advances from FHLB are computed at fixed spreads to treasury securities with similar maturities.

TEMPO BANK

Notes to Financial Statements

	September 30, 2006 (Unaudited)		March 31, 2006		March 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-trading instruments and nonderivatives:
Cash and cash equivalents	$4,404,095	4,404,095	5,110,683	5,110,683	3,349,527	3,349,527
Stock in FHLB	2,016,100	2,013,000	2,831,455	2,825,000	2,734,200	2,729,000
Loans receivable, net	74,506,921	75,262,000	67,092,183	67,008,000	59,914,696	58,824,000
Accrued interest receivable	279,524	279,524	271,666	271,666	218,115	218,115
Deposits	60,270,488	58,709,000	59,456,021	57,545,000	48,747,534	47,221,000
Accrued interest on deposits	230,641	230,641	189,340	189,340	102,635	102,635
Advances from FHLB	$15,000,000	14,935,000	10,000,000	9,887,000	12,000,000	11,930,000

Off-balance sheet assets include commitments to extend credit and unused lines of credit for which fair values were estimated based on interest rates and fees currently charged to enter into similar transactions. As a result of the short-term nature of the outstanding commitments, the fair values of those commitments are considered immaterial to the Bank’s financial condition.

(14)	Subsequent Event – Plan of Conversion and Reorganization

The Board of Directors of the Bank unanimously adopted a Plan of Reorganization and Stock Issuance (“the Plan of Reorganization”) on October 23, 2006 pursuant to which, the Bank will (i) convert to a stock savings bank (the “Stock Bank”) as the successor to the Bank in its current mutual form; (ii) organize Sugar Creek Financial Corp., a stock holding company as a federally chartered corporation, which will own 100% of the common stock of the Stock Bank; and (iii) organize Sugar Creek MHC, a mutual holding company as a federally chartered mutual holding company, which will own at least 51% of the common stock of Sugar Creek Financial so long as Sugar Creek MHC remains in existence. The Stock Bank will succeed to the business and operations of the Bank in its mutual form and Sugar Creek Financial will sell a minority interest in its common stock in a public stock offering.

The Plan of Reorganization must be approved by the Office of Thrift Supervision and by the Bank’s members.

Following the completion of the reorganization, all members who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to Sugar Creek MHC so long as they continue to hold deposit accounts and/or loans with the Bank. In addition, all persons who become depositors of the Bank subsequent to the reorganization will have such membership and liquidation rights with respect to Sugar Creek MHC.

Reorganization costs have been deferred and will be deducted from the proceeds of the shares sold in the reorganization. If the conversion is not completed, all costs will be charged to expense. At September 30, 2006, $25,368 (unaudited) of reorganization costs had been incurred and deferred.

You should rely only on the information contained in this prospectus. Neither Tempo Bank nor Sugar Creek Financial Corp. has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

(Holding Company for Tempo Bank)

465,750 Shares

(Anticipated Maximum, Subject to Increase)

COMMON STOCK

Prospectus

Keefe, Bruyette & Woods

February 12, 2007

Until May 23, 2007, or 90 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.